Filed pursuant to Rule 253(g)(2)

File No. 024-12227

OFFERING CIRCULAR	DATED November 21, 2023

Offering Circular

Dated November 21, 2023

Vado Corp.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

13468 Beach Ave, Marina del Rey, CA 90292

(310)289-4477

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

7310	30-0968244
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Vado Corp.

Offering of up to 20,000,000 Shares of Common Stock, and up to 3,900,000 Bonus Shares of Common Stock

This is an offering by Vado Corp., a Nevada corporation (the “Company,” “Vado,” “we” “our” or “us”) of up to 20,000,000 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $0.40 per share. In addition, investors who invest at up to enumerated amounts beginning with at least $10,000, will be entitled to receive additional shares equal to a percentage of the shares purchased in the offering based on the invested amount, for up to a total of 3,900,000 additional shares (the “Bonus Shares”). Such investors will not need to pay any additional consideration to receive the Bonus Shares. See “Plan of Distribution-Investor Bonus Shares” at page 53 for more information.

The offering is exempt from registration requirements under the Securities Act of 1933 (the “Securities Act”) pursuant to Tier 2 of Regulation A promulgated by the Securities and Exchange Commission (the “SEC”) thereunder.

This offering is being conducted on a “best efforts” basis without any minimum offering amount pursuant to Regulation A of the Securities Act for Tier 2 offerings.

Following the qualification of the offering, by the SEC we will designate one or more closing dates (each, a “Closing Date”), which shall be the date(s) our common stock offered in this Offering Statement are issued, subject to our acceptance of your subscription following, appropriate investor due diligence and your funds being cleared in accordance with our escrow agent’s policies and procedures.

Thereafter, this offering will terminate at the earlier of: (1) the date at which the maximum offering has been sold; (2) the date which is one year after this offering being qualified by the SEC; or (3) the date on which this offering is earlier terminated by us in our sole discretion.

We have engaged Dalmore Group, LLC (“Dalmore” or “Dalmore Group”) to act as our broker-dealer of record for this offering. In connection with this offering, we are paying Dalmore Group 1% of the gross proceeds raised in this offering, as well as a one-time consulting fee of $20,000, a FINRA filing fee of $11,750, a one-time expense fee of $5,000 for out-of-pocket expenses, and a $3,500 monthly platform fee and certain other fees and expenses. See “Plan of Distribution.”

The minimum purchase requirement per investor is $400, or 1,000 shares of common stock; however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion. We expect to commence the sale of the shares as of the date on which the Offering Statement, of which this Offering Circular is a part, is qualified by the SEC.

Our common stock currently trades on the OTC Pink under the symbol “VADP” and the closing price of our Common Stock as of November 15, 2023 was $1.19. Our common stock currently trades on a sporadic and limited basis.

We intend to file a registration statement on Form 8-A (the “Form 8-A”) incorporating the Offering Statement of which this Offering Circular forms a part by reference within five days of qualification hereof to register our common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this Offering Circular for a discussion of information that should be considered in connection with an investment in our common stock.

	Price to Public	Broker-Dealer Commissions (1)	Proceeds to Issuer (2)
Per Share	$0.40	$0.004	$0.396
Maximum Offering Amount	$8,000,000	$80,000	$7,920,000

(1)	Dalmore Group is engaged to act as the broker-dealer of record and which includes providing administrative and compliance related services in connection with this offering. Once the SEC has qualified the Offering Statement and FINRA issues a No Objection Letter, this offering will commence. Dalmore Group will receive a cash commission equal to 1% of the gross proceeds for investments in this offering. Additionally, the Dalmore Group and its affiliates will receive certain other fees in connection with this offering. See “Plan of Distribution” for more details.
(2)

We estimate that our total commissions, fees, expenses and other costs for the offering, assuming the maximum offering amount is raised, will be approximately $1,492,750, including the commission and fees payable to Dalmore Group as well as other offering-related fees, expenses and other costs paid or payable to third parties. See “Use of Proceeds” for more information.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

Dalmore Group, LLC

This Offering Circular is following the disclosure format of SEC Form S-1 as provided under Part II (a)(1)(ii) of Form 1-A.

Offering Circular dated November 21, 2023

We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless the context otherwise indicates, when used in this Offering Circular, the terms the “Company,” “we,” “us, “our” and similar terms refer to Vado Corp., a Nevada corporation, and our subsidiary Social.com, Inc., a California corporation (“Socialcom”). In addition, “FY 2022” refers to the fiscal year ended December 31, 2022 and, “FY 2021” refers to the fiscal year ended December 31, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Offering Circular contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business and operations following our recent acquisition of a digital marketing and services company, future trends of such business, the planned expansion of those operations into new markets and applications, new technology offerings and the anticipated future benefits and results thereof on our operating results, characteristics and trends in the digital marketing industry and the demand for products and services we offer, the need for and use of proceeds from one or more financings for strategic arrangements and partnerships, our future capital needs and ability to obtain financings and liquidity. All statements other than statements of historical facts contained in this Offering Circular, including statements that relate to our future financial performance, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements. These forward-looking statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate,” “should,” “intend,” “could,” “potential,” “is likely,” “plan,” "continue," and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

The results anticipated by any or all of these forward-looking statements might not occur. Important factors, uncertainties and risks that may cause actual results to differ materially from these forward-looking statements include those summarized in the “Summary of Risk Factors” below and more particularly described below in “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our common stock. Some of the principal risk factors that make an investment in the Company speculative or risky are summarized as follows:

●

We may need to raise additional capital in the future by issuing debt or equity securities which could dilute our stockholders or have other adverse consequences, and we may be unable to obtain necessary financing if and when required.

●	We have a limited operating history and, as a result, our past results may not be indicative of future operating performance, and if we are not successful, you may lose your entire investment.
●	We saw a decline in revenue and gross profits in FY 2022 compared to the prior year, and if this trend continues, our business will be harmed.
●	We have sustained operating losses in prior periods, and there is substantial doubt concerning our ability to continue as a going concern.
●	The terms of Socialcom’s recently amended loan facility could cause us to lose the Socialcom business, result in a change of control of Vado, or result in other material adverse consequences on our business and Company.
●	The loss of customers could significantly harm our business, financial condition and results of operations, particularly given our customer concentration.
●	Failure to manage our growth effectively or to maintain and grow our customer base and spending, could negatively impact our revenue and business.
●	We may fail to adopt to technological change or market developments, and may experience other challenges or adverse events related to our offerings.
●	The digital ad industry in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.
●	Changes in laws or regulations, or a failure to comply with the laws and regulations applicable to us, may adversely affect our business.
●	Any decrease in the use of or demand for the advertising channels and ad space on which we depend could harm our operating results and growth prospects.
●	We often have long sales cycles, and may invest limited resources in leads that do not result in a new customer or increased revenue.
●	We may experience fluctuations in our results of operations.
●	Our access to quality advertising content and channels could be limited or reduced.
●	We could fail to meet content and inventory standards and provide services that meet our customers’ and others’ standards in a manner that harms our brand and reputation.
●	Economic downturns and market conditions beyond our control could adversely affect us.
●	Any unauthorized access to sensitive or personally identifiable information involving our services and platform would subject us to the risk of loss and other adverse consequences.
●	Third-party “cookies” or other technology we utilize could be rejected by ad channels or Internet users or become subject to unfavorable regulatory or private action.

●	Our future success depends on our key employees and on our ability to attract, hire, retain and motivate highly skilled employees.
●	We have limited intellectual property with which to protect our technology infrastructure and operations, and the proprietary rights we do have may be difficult to enforce.
●	We may be sued by third parties for alleged infringement of their proprietary rights, which would result in additional expense and potential damages.
●	We face potential liability and harm to our business including based on the nature of our business and the content we assist in distributing.
●	Because our common stock rarely trades, investors should not rely upon the prices at which our common stock may be or have been sold.
●

Our common stock trades sporadically on the OTC Pink Market, the market price of our common stock at any given time may not be representative of its intrinsic value, and the lack of liquidity may also adversely affect our investors.

●	Due to factors beyond our control, our stock price may be volatile.
●	Because trading in our common stock is so limited, our stockholders may depress the market if they sell common stock.
●	We have issued and may in the future issue preferred stock containing terms that are adverse to our or our other shareholders’ rights
●

The vast majority of our common stock outstanding is by a small number of stockholders some of which are also executive officers and directors, it may be more difficult other shareholders to influence our Company or for a third-party to acquire us and could depress our stock price.

●	You may experience dilution upon the conversion of the Series A and sales of shares of our common stock by stockholders.

These and other material risks we face are described more fully in Item 1A. – Risk Factors, which investors should carefully review prior to making an investment decision with respect to the Company or its securities.

OFFERING CIRCULAR SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this Offering Circular. Because it is only a summary, it does not contain all the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Offering Circular. Before you decide to invest in our common stock, you should read the entire Offering Circular carefully, including “Risk Factors” beginning on page 5 and our financial statements and the accompanying notes included in this Offering Circular.

Overview

Vado Corp. was incorporated in the State of Nevada on February 10, 2017. Pursuant to a Share Exchange Agreement dated January 30, 2023, as amended and restated (the “Exchange Agreement”) with Socialcom, Inc, a California corporation (“Socialcom”) and the shareholders of Socialcom signatory thereto, the Company acquired approximately 96.6% of the outstanding shares of Socialcom common stock, and as a result Socialcom became a majority-owned subsidiary of the Company (the “Exchange”). On February 17, 2023, we amended and restated the Exchange Agreement. The closing of the Exchange (the “Closing”) occurred on February 24, 2023. Following the share exchange, the Company’s business entails operating as a digital advertising solutions company through Socialcom. The Socialcom business is summarized below.

Summary of the Socialcom Business

Overview

Incorporated in the State of California on March 8, 2013, Socialcom is a leading advertising technology company that delivers game-changing artificial intelligence (AI) powered performance solutions to independent agencies and brands looking to access the best-performing enterprise technologies.

The Socialcom platform, both managed and self-service, enables Socialcom to provide fully integrated digital advertising services to its customers, with the goal of driving integrated omnichannel performance. The platform solution is powered by innovative advertising technologies, data-driven campaign optimization, analytics and insights, advanced attribution, as well as creative services. Since its inception the strategic focus of Socialcom has been oriented toward middle-market businesses, a significant and generally underserved segment of the larger U.S. economy, especially with respect to their need for powerful enterprise advertising technology solutions to drive improved business outcomes and level the playing field against often larger, better-funded competitors. Today, Socialcom is focused on unlocking the power of AI, data-science and predictive analytics to strengthen performance for its clients, empowering challenger companies to better compete and drive scalable success.

History

In 2013 co-founders Reeve Benaron and Jason Wulfsohn formed Socialcom by bringing together three businesses they held previously: a creative agency, a digital performance agency, and an innovative demand side platform (DSP) or programmatic media-buying platform. The core areas of expertise represented by each of these companies - creative and brand building, performance marketing and ad tech - still defines Socialcom’s unique competitive advantage today, a strategic commitment to full-funnel and omnichannel performance solutions built for the unique needs of independent agencies and brands.   Since then, Socialcom has grown and evolved, remaining at the forefront of the digital marketing industry, successfully establishing itself as a key strategic marketing partner for a large range of small-to-mid-sized advertisers across an extensive array of different sectors and verticals. In early 2023 Socialcom launched AXi, a suite of AI-powered, advanced data science tools designed to identify, model and target the best performing audiences, optimizing spend towards improved ROAS at scale. Looking forward, Socialcom plans to continue to bring emerging technologies to its clients, ensuring they can succeed and flourish in competitive categories, accessing the transformational power of AI and data science as the next frontier for performance marketers.

Industry

Digital advertising is a rapidly growing industry that is constantly evolving, highly competitive, and often reliant upon and subject to rapid technological developments. As the Internet and the digital world are expanding, the demand for quality ad content and delivery of that content, targeted for specific campaign needs and audiences, is expected to grow as well. The following key trends are expected to define the next era of the digital advertising industry, and thereby also impact the Socialcom business and model:

●	Increased use of artificial intelligence (AI) and machine learning: These technologies allow for more targeted and personalized advertising, improved ad placement and automated campaign optimizations.

●	Growth of data science: Increasingly leading marketers are applying the power of data science to generate improved performance, in particular around accessing opt-in first party customer data to build unique audiences groups, custom algorithms and predictive analytics models.

●

Reduced access to third-party data: Beginning in 2024, Google is expected to phase out the system of third-party “cookies’’ that has dominated the addressable advertising industry for over a decade. In response numerous alternative targeting solutions have been developed and are available to marketers in place of “cookie” technology.

●	Shift to mobile: With more and more people using mobile and multiple devices to access the internet, mobile advertising is becoming increasingly important.

●

Growth of omnichannel advertising: Amid the rise of over-the-top (OTT), connected television (“CTV”) and various social media platforms, these newer channels continue to rival and in many cases overtake traditional linear broadcast and other channels, leading advertisers and audiences to embrace an omnichannel, “Everything, Everywhere, All at Once” expectation.

●

Increased focus on privacy and data protection: With growing concerns about data privacy and security, companies are investing in new technologies and practices to protect consumer data and ensure compliance with growing regulations.

●	Emergence of new ad formats: From augmented reality to interactive video, innovative ad formats offer new ways for brands to engage with consumers, and for customers to engage with brands.

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Growth of Programmatic Advertising: Accurate audience segmentation with more efficient targeting and measurable results facilitates ever more sophisticated delivery of digital content programmatically across multiple platforms.

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Results for small- and mid-sized businesses: The rise of affordable, targeted, measurable and efficient advertising technologies has enabled small- and mid-sized businesses to effectively harness the power of digital media in meaningful ways to drive improved business outcomes.

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Audience segmentation means delivering for traditionally underserved sectors: Granular dissection of audience profiles can allow for precise targeting of often ignored or overlooked audiences to be served, including multi-cultural, minority and LGBTQ+ populations, among others.

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Industry fragmentation: The myriad of advertising and advertising technology platforms and vendors in the U.S. and beyond, and the resulting complexity and friction, places a high premium on the tools, products, interfaces and technical expertise necessary to navigate this fragmented landscape.

Digital Ad Solutions

Socialcom operates tdX, an omnichannel trading desk platform, providing unified buy-side access to a comprehensive range of performance channels and relating technologies, including 24 platforms across programmatic, display, CTV, digital out-of-home (DOOH), and programmatic audio, along with paid search and paid social media. Through tdX, Socialcom first evaluates a customer’s advertising needs, then develops a strategic media plan based on learnings derived from hundreds of millions of historical data points accumulated from several thousand prior Socialcom campaigns.

With an approved media plan Socialcom Ad Ops and Customer Success teams execute customer campaigns, leveraging the power of tdX to access the best performing omnichannel ad inventory as scale. Through its Axi solution, ongoing and often real-time optimizations are applied during the course of a campaign, based on rigorous analytics and learnings, advanced customer journey mapping, and custom algorithms that help Socialcom teams better understand audience behavior and deliver optimal customer targeting.

Socialcom also recently launched Admatx, a simplified digital ad trading platform designed to deliver a self-service solution for customers’ digital ad campaigns. Unlike certain competitors, and many managed service-solutions, Admatx is accessible without any spending minimums, rendering it more affordable for smaller businesses who may be unwilling or unable to commit to deploying the additional cost needed to run managed-service campaigns. In addition, its simplified user interface precludes the need for internal media teams to acquire the technical knowledge needed to successfully run campaigns within the platforms themselves, tools that generally require many years of hands-on-keys experience to be effective.

Finally, Socialcom offers its clients a multi-faceted creative team, AX Studio, providing customers and advertisers with effective, high quality content, brand assets, and ad creative for their ad campaigns, built from the ground-up by designers, copywriters, coders and UX/UI specialists. From high-impact mobile, to immersive video units, landing pages and rich media the AX Studio team brings the power of story-telling, brand building and performance creative to its agency and brand direct customers.

The Socialcom business model and go-forward strategic plan is committed to embracing future-first solutions, recognizing ongoing changes and related opportunities in the ad tech landscape, from predictive analytics, data science and activation, to emerging technologies across creative, supply optimization, and emerging performance platforms. With its new ability to bring together the power of first party and third party data, Socialcom now enables advertisers to transform how they achieve improved performance outcomes, targeting audiences most likely to convert, and building unique performance algorithms.

THE OFFERING

Common Stock Offered By Us	20,000,000 shares of common stock, plus an additional up to 3,900,000 Bonus Shares.

Common Stock Outstanding After This Offering

202,492,221 shares of common stock, not including a potential of up to 3,900,000 Bonus Shares and shares of common stock underlying outstanding derivative securities as outlined in greater detail below.

Commissions for Selling Shares	The Company has engaged Dalmore Group to act as the broker-dealer of record in connection with this offering, but not for underwriting or placement agent services. The commissions payable to Dalmore Group for these services, excluding other agreed upon fees and expenses, will be 1% of the gross proceeds from the offering.

Use of Proceeds	We plan to use the net proceeds for Sales and Marketing, Product Development, Working Capital, and for Capital Raise Marketing and Offering Costs. See “Use of Proceeds.”

Risk Factors

Investing in our securities involves substantial risks. You should carefully review and consider the “Risk Factors” section of this Offering Circular beginning on page 5 and the other information in this Offering Circular for a discussion of the factors you should consider before you decide to invest in this offering.

Market for Securities	Our common stock is quoted on the OTC Pink under the symbol “VADP.”

The number of shares of our common stock to be outstanding after this offering is based on 182,492,222 shares outstanding as of  October 31, 2023, and the 20,000,000 shares of common stock as part of this offering (without giving effect to the potential issuance of up to 3,900,000 Bonus Shares in this offering). Such number also excludes the following:

●	4,466,660 shares issuable upon conversion of 223,333 outstanding shares of Series A Convertible Preferred Stock, subject to beneficial ownership limitations;
●	21,141,016 options to purchase common stock (on an as-exchanged basis); and
●	7,493,873 shares issuable upon conversion of outstanding convertible notes.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Investors should carefully consider the following Risk Factors before deciding whether to invest in the Company. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our financial condition. If any of the events discussed in the Risk Factors below occur, our business, consolidated financial condition, results of operations or prospects could be materially and adversely affected. In such case, the value and marketability of our common stock could decline.

Risks Related to Our Business and Financial Condition

Our ability to continue as going concern is in doubt absent obtaining adequate new financing.

In FY 2022, we incurred a net loss of approximately $4.8 million and used approximately $4.36 million in net cash in operations. Based on cash on hand as of June 30, 2023 of approximately $1,402,018, the Company does not have the capital to finance operations for the next 12 months. This raises substantial doubt about our ability to be a going concern. Our auditors issued an audit opinion for FY 2022 which contained what is referred to as a “going concern” opinion. Our continued existence is dependent upon obtaining adequate new financing. Because of our continuing losses, we may have to continue to reduce our expenditures, without new financing. Working capital limitations may impinge on our day-to-day operations, including causing us to reduce our sales efforts to the extent maintain adequate workforce and technology.

The terms of Socialcom’s recently amended loan facility could result in the loss of the Socialcom business or result in a change of control of Vado were a default to occur, or cause other material adverse consequences.

As more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources”, in September 2023 we entered into an amended Socialcom loan facility with a secured lender pursuant to which Socialcom may borrow up to $2,000,000. As of October 31, 2023, $543,740 has been borrowed under this facility, and the facility requires that at least 20% of the maximum amount, or $400,000, be utilized at any given time. The loan facility, which matures on December 31, 2023, is secured by the assets of Socialcom and the Company, and Vado has pledged the Socialcom common stock it holds as collateral. As a result, should an event of default occur under the loan documents, the lender could seek to enforce these rights in which case Vado could lose the Socialcom business and become a shell company with no business or operations. In addition, Jason Wulfsohn, our Chief Executive Officer and a principal stockholder, agreed to pledge his 74,311,816 shares of Vado, representing approximately 41% of the outstanding shares of Vado, to secure payment of the loan facility. Therefore, should a default occur the lender could obtain a significant portion of the Company’s outstanding ownership interest and gain control over us.

Further, the loan documents contain provisions restricting our and Socialcom’s ability to take certain actions, including making intercompany advances, which could prevent or delay us from taking a course of action which our Board of Directors deems advisable and have a material adverse effect on our operations and ability to pay expenses at the parent company level, including Vado’s expenses in connection with filing reports with the SEC.

Because of the foregoing terms of the loan facility, if we fail to raise sufficient proceeds in this offering or otherwise raise or generate the capital required to repay the loan in a timely manner, we could lose the Socialcom business which constitutes all of our operations or experience a change of control, and we are also subject to the limitations imposed under the loan facility while it remains in effect. If we are unable to raise sufficient proceeds from this offering as necessary to avoid such an outcome, you could lose all or part of your investment.

Because we have limited capital, we may need to raise additional capital in the future by issuing debt or equity securities, the terms of which may dilute our current investors and/or reduce or limit their liquidation or other rights.

We need additional capital to operate our Socialcom business and execute our strategic plans and growth initiatives. We may not be able to obtain additional capital when required. Future business development activities, as well as administrative expenses such as salaries, insurance, general overhead, legal and compliance expenses and accounting expenses will require a substantial amount of additional capital which this offering may not fully provide depending upon our success in selling shares in this offering.

The terms of securities we issue in future capital raising transactions may be more favorable to new investors, and may include liquidation preferences, superior voting rights or the issuance of other derivative securities, which could have a further dilutive effect on or subordinate the rights of investors in this offering. Any additional capital raised through the sale of equity securities will likely dilute the ownership percentage of our stockholders. Additionally, any debt securities we issue would have priority on our assets compared to our investors in this offering and, if convertible into shares of common stock, would also pose the risk of dilution.

We may be unable to obtain necessary financing if and when required after this offering.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both in general and in the particular industry in which we operate), the national and global economies and the condition of the market for microcap securities. Further, factors such as high inflation, the Ukrainian war and the banking crisis and economic downturns including the recession we may be entering combined with high inflation and investor uncertainties may increase our requirements for capital, particularly if such economic downturn persists for an extended period of time, and may limit or hinder our ability to obtain the funding we require. If the amount of capital we are able to raise from financing activities, together with any revenues we may generate from future operations, is not sufficient to satisfy our capital needs, we may be required to reduce or cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms. If any of the foregoing should happen, our stockholders could lose some or all of their investment.

We saw a decline in revenue and gross profits in the fiscal year ended December 31, 2022 compared to the prior year, and if this trend continues, our results of operations and prospects will be materially hindered.

In 2022, Socialcom lost certain key customers and saw decreased spend for certain existing customers, principally due to loss in key personnel in part linked to the global pandemic, shifting trends and expectations from our customers, and macro-economic factors, such as economic downturn, which may have adversely impacted our revenue. This trend of personnel attrition and resulting adverse consequences on our business may or may not persist, intensify or arise anew in future periods, which would materially adversely affect us. Because we focus on small-to-medium size advertising agencies and businesses which can sometimes be relatively more susceptible to market downturns and sensitivities to budgetary constraints than larger companies, this risk may be particularly relevant to us relative to some of our larger competitors in the digital ad space.

Socialcom also experienced turnover in members of its customer-facing personnel during the same period, which directly impacted certain customer relationships and likely contributed to this trend. Another potentially contributing factor has been an increasing focus by customers on transitioning toward in-housing of media buying by advertisers as well as growing widespread access to enterprise technology and data-powered buying solutions by agencies, representing a competitive threat to Socialcom’s value proposition and ability to continue to generate and grow its revenue streams. Other suspected reasons for the decline in demand for Socialcom’s products and services include macro-economic factors such as inflationary pressures, continued Federal Reserve and other central bank interest rate hikes and recessionary fears, the lingering impact of COVID-19 and diminished consumer spending, all of which are likely contributing factors to reduced advertising budgets from customers in general to some degree. Any of these or other factors resulting in declined customer spending on our product and services offerings, and thereby revenue to us, could materially adversely affect our business and our results of operations and financial condition, and thereby your investment in us.

The loss of customers could significantly harm our business, financial condition and results of operations, particularly given our customer concentration.

Our customer base consists primarily of small-to-mid-sized advertising agencies and businesses, including businesses that advertise their products and services directly to consumers and advertising agencies that assist other businesses in advertising to consumers, over a wide variety of industries. As disclosed under “Item 1. – Business –Customers,” our operating results are subject to a material amount of customer concentration, with five customers accounting for approximately 35% of our revenue and 10 customers accounting for approximately 52% of our revenue in FY 2022. In the majority, but not every instance, we do not have exclusive relationships with customers, and we depend on sales and service focused personnel to work with our existing and prospective customers to build and maintain advertiser and advertising agency relationships and prepare and implement effective advertising campaigns. When they are not long-term Master Service Agreements (MSA) or Agency of Record (AOR) relationships, our agreements with customers generally allow them to terminate their relationship with us on short notice. The loss of our customers, or the personnel in charge of establishing or maintaining relationships with them could potentially significantly harm our business, financial condition and results of operations.

Further, a significant proportion of our customers are advertising agencies. In our relationships with these agency customers, Socialcom is contracted to develop and execute digital ad campaigns, and therefore such agency customer could be terminated by its own client, resulting in a loss of revenue to us by reducing that agency’s spending on our platform and services. In addition, due to the often non-exclusive nature of our relationships with customers and the fact that some advertising agencies have strong relationships with our competitors in the industry, such agencies may direct their advertisers to competitors rather than to us in the future.

In cases where we work with advertising agencies, there is a risk that the agency does not collect from their own advertiser customer and subsequently may be unable to remit payment to us. Further, we sometimes work growth-stage advertisers, who have inherent credit risk profiles that can subject us to greater credit risk in seeking repayment. In addition, typically, we are generally contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all. In addition, we can experience slow payment cycles by advertising agencies, which can sometimes be common in our industry. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, we are not always successful. We also often institute a provision known as sequential liability when can mitigate this risk by requiring advertising agency customers to pay Socialcom regardless of whether they are paid by their customer or not.

In addition, our customers may change budget allocations or their own internal technology infrastructure, or otherwise experience changes to their business or operations that encourages or results in them reducing or ceasing the use of our platform and services, in which event we may lose revenue from those customers. In addition, some customers have or could develop their own relationships with suppliers of advertising inventory, channels and technologies, rendering our offerings less advantageous or less impactful, or impose downward pricing pressure on us. Our business may suffer to the extent that customers and other third parties with which we do business, and on which our operations rely, purchase and sell advertising inventory directly from one another or through intermediaries other than us. If we lose key customers or any key customers reduce their use of our platform or services, it could materially adversely affect us and our operating results, and in turn your investment in us could be harmed.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and results of operations.

We have experienced and may in the future experience significant growth in a relatively short period of time. To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our platform and customer service may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform and services. Our financials trends experienced in prior periods should not be considered as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and results of operations.

Risks Related to our Operations and the Digital Advertising Industry

If we fail to maintain and grow our customer base and spending through our technology and services, our revenue and business may be negatively impacted.

To maintain or increase our revenue, we must regularly add new customers and/or encourage existing customers to maintain or increase the amount of advertising and services purchased from us. If our customers reduce spending on our products or services, or competitors introduce lower cost or differentiated offerings that compete with or are perceived to compete with our offerings, our ability to sell our services to new or existing customers could be impaired. We have expended significant resources and effort in cultivating our relationships with customers, and it is possible that we reach a point of saturation at which we cannot continue to grow our revenue from such customers because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media to a particular provider or otherwise. Further, some of our agreements with customers allow, and agreements we enter into in the future may allow, our customers to change the amount they spend through our platform and for our services or terminate our services with limited notice. Further, we do not typically have exclusive relationships with our customers, and there is limited cost, although it can be technically challenging, to move their media spend to our competitors. As a result, we have limited visibility into our future advertising revenue streams. We cannot assure you that our customers will continue to use our solutions or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. If a major customer representing a significant portion of our business decides to materially reduce its use of our services or to cease using us altogether, it is possible that our revenue or revenue growth rate could be significantly reduced, and our business negatively impacted.

We may fail to adopt to technological change, and may experience outages and disruptions to our technology and infrastructure on which our operations depend if we fail to maintain adequate security and supporting systems, which may harm our reputation and negatively impact our business, financial condition and results of operations.

As we grow our business, we expect to continue to invest in technology to operate and potentially expand upon our offerings proportionally with increased revenue and demand, and which may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase at a commensurate rate. Further, although we activate client campaigns across a significant number of platforms and partnerships our operations and industry are nonetheless subject to rapid and unpredictable changes in technology, including advanced by third parties that could pose significant risk to the continued economic viability of the technology on which we depend. Without the timely introduction of new products, services and enhancements, our offerings could become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer. If new or existing competitors have more attractive offerings, we may lose customers or customers may decrease their use of our technology and services offerings. New customer demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our technology and services offerings or business model. If we fail to enhance our current products and services, or fail to develop new products and services to adapt to our rapidly changing industry or to evolving customer needs, demand for our solutions could decrease and our business, operating results and financial condition may be materially adversely affected.

We face risks related to our use of artificial intelligence, or AI, for certain of our offerings and functions, and technological advances developed by third parties such as AI may be deployed by competitors and customers, creating an adverse competitive environment and limiting our ability to compete or the advantages of our offerings.

In recent years, a large amount of time and resources across firms and economies have been contributed towards developing artificial intelligence, or AI, technology designed to circumvent the need for human input and interaction in a variety of different contexts. We also deploy AI in certain of our advertising solutions offerings, although our use of AI and related technology may fail to compete or keep pace with our competitors and others in the industry and markets we participate in. In the short-to-medium term, the applications of AI are expected to focus on computer-centric tasks and activities, which includes digital marketing on which our business and operations focus. The race towards developing AI has intensified to such a degree that many members of the tech industry have called for the suspension of these efforts given the “dangerous” consequences they may bring. Regardless of the merit of these claims, the push for AI could harm our business by enabling our competitors to overcome any competitive advantage we have in the digital ad space, allowing customers to develop their own internal means of advertising online, or otherwise reducing our competitive position and/or the advantages of using our technology. Therefore, while the adoption of AI could provide us with opportunities to the extent we can adopt and adapt such technology for our business, we may fail to do so without undue costs or other burdens, as needed to remain competitive or at all, in which case the adoption of AI by competitors or customers could materially adversely harm our competitive position and ability to maintain or grow our revenue.

Recently we have begun to make significant investments in AI initiatives, including a new product launch in 2023 with a focus on AI technology. In particular, we expect our AI initiatives will require increased investment in infrastructure and personnel capable of supporting these technologies and functions. Because AI technologies are complex and rapidly evolving, and the reality that we face significant competition from other companies as well as an evolving regulatory landscape, AI-focused efforts by us and others, including the introduction of new products or changes to existing products, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. For example, the use of datasets to develop AI models, the content generated by AI systems, or the application of AI systems may be found to be insufficient, offensive, biased, or harmful, or violate current or future laws and regulations. Use of AI and related technologies also poses risks related to cybersecurity and data breaches, lack of integration with other software and data systems, and a limited pool of qualified personnel to develop, maintain and operate the subject technology, infrastructure and systems deployed in the use of AI. In addition, market acceptance of AI technologies is uncertain, and we may be unsuccessful in our product development efforts. Any of these factors could materially adversely affect our business, reputation, or financial results.

The market for programmatic buying for advertising campaigns is relatively new and evolving, and if this market develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

In part we generate revenue by purchasing omnichannel programmatic digital advertising impressions on third party media sites and other sources for our customers. While we provide certain ancillary services in relation to these digital ads, particularly strategy, content creation and data analytics, as well as non-programmatic channels like paid search and paid social, we expect that spending on programmatic ad buying will continue to be our primary source of revenue for the foreseeable future and that our revenue growth will largely depend on increasing programmatic spend. The market for programmatic ad buying is an emerging market, and our current and potential customers may not shift to programmatic ad buying from other advertising methods as quickly as we expect or anticipate, which would reduce our operating results and growth potential. If the market for programmatic ad buying deteriorates or does not develop or grow as rapidly as we anticipate, or develops or grows more slowly than we expect, it could reduce demand for our solutions, and our business, growth prospects and financial condition would be adversely affected.

If customer demand shifts around specific channel mix needs or expectations due to a shift in customer demand, such as customers shifting their usage more quickly or more extensively than expected to channels in which we have relatively less functionality, features, or inventory, then demand for our solutions could decrease, and our business, financial condition, and results of operations could be adversely affected. As the Internet and cellular technology continues to evolve, trends and newly emerging sites and applications often gain popularity quickly, sometimes shifting users’ focus away from existing platforms and technologies. This trend is prevalent for example in social media, where new mobile phone applications have in the past diverted attention away from existing applications. While we believe we can adapt our solutions as needed to address these changes in the short- and medium term, due to the multi-platform nature of our trading desk solution, if we are unable to do so quickly enough to meet shifting consumer or customer demand for certain channels, we may fail to adequately meet our customers’ needs and keep up with competitor offerings, and could lose customers or revenue as a result.

In addition, our revenue or profitability may not necessarily grow at the same rate as spending on our offerings. As the market for programmatic buying for advertising matures, growth in spend may outpace growth in our profitability due to a number of factors, including pricing competition, quantity discounts and shifts in product, media, customer and channel mix. Similarly, to the extent heightened cost of revenue increases at a greater rate than revenue growth in future periods, our ability to achieve or maintain profitability or the levels thereof would decline. A significant change in revenue as a percentage of spend could reflect a material adverse change in our business, operating results and growth prospects.

The digital ad industry in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

We operate in a highly competitive and rapidly changing industry, with a focus on technology and consumer behaviors that frequently and rapidly evolve and requires constant attention and adaptation to these changing market conditions. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants develop and offer new products and services aimed at capturing advertising spend or disrupting the digital marketing landscape, such as analytics, automated media buying and exchanges. See “Item 1. – Business – Competition” for more information on our main competitors and the competitive environment we face generally.

As computer technology continues to advance and become more affordable, the barriers to entry within our industry decline, opening the door for newer participants who can compete with us, including potentially smaller operations that may not have been able to operate in our industry in an economically feasible way in the past. These new entrants pose a risk of loss of market share to our business in particular, given our focus on relatively smaller businesses that are more cost conscious. If existing or new ventures develop and market comparable competitive products or services at prices that compete with ours, that can result in additional competition for advertising spend. Further, if a competitor acquires one of our other existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed. In addition, some of the 24 channels we access on our tdX platform in the provision of our services and other offerings to customers are also sometimes our competitors in the digital ad space, and customers sometimes aspire to establish in-house marketing capabilities, either of which could reduce or eliminate a customer’s relationship with or allocation of expenditures towards our offerings.

Many of our current and potential competitors have, and new competitors which could arise in the future may have, significantly more financial, technical, marketing, and other resources than we have, which may allow them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive advertiser bases and broader publisher relationships than we have, and may be better positioned to execute on advertising conducted over certain channels, such as programmatic display, social media, mobile, and video. Some of our competitors may have a longer operating history and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our solutions and could result in increased pricing pressure, increased sales and marketing expense, or the loss of market share.

Changes in laws or regulations, or a failure to comply with the laws and regulations applicable to us, may adversely affect our business, ability to negotiate and complete a business combination, and results of operations.

We and our industry are subject to laws and regulations enacted and enforced by federal, state and local governments and agencies. In addition to the data privacy laws described or referenced in the risk factor titled “If unauthorized access to sensitive or personally identifiable information is obtained, or our platform is compromised, our services may be disrupted or perceived as insecure, and we may be subject to reputational harm and legal and financial liabilities, including as a result of date privacy laws and regulations,” we and the customers we serve are or may become subject to laws and regulations relating to monitoring and enforcing employment and labor, consumer protection, anti-bribery, import and export controls, and tax laws and regulations. For example, we and the customers we serve have to deal with possible regulation by the Federal Trade Commission (“FTC”) and states that regulate unfair trade practices, among other laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application by courts and administrative judges may also change from time to time, and any such changes could be unfavorable to us and could have a material adverse effect on our business and results of operations. These laws and regulations impose added costs on our business and could require us to make changes to our business or solutions. Noncompliance with applicable regulations or requirements could subject us to investigations, enforcement actions, sanctions, fines, damages, penalties, injunctions or termination of contracts. Any such matters could have a material adverse effect on our business, results of operations and financial condition.

Any decrease in the use of the advertising channels that we are primarily dependent upon, failure to expand the use of emerging channels, or unexpected shift in use among the channels in which we operate, could harm our growth prospects, financial condition and results of operations.

We generate revenue by purchasing mobile, display and video ads for our customers, along with paid search and social. Any decrease in the use of these forms of advertising, whether due to customers losing confidence in the value or effectiveness of such channels, regulatory restrictions or other causes, or any inability to further penetrate social, native, audio or CTV, or enter new and emerging advertising channels, could harm our growth prospects, financial condition and results of operations. Each advertising channel presents distinct and substantial risk and, in many cases, requires us to continue to develop additional functionality or features to address the particular requirements of the channel. Our ability to provide capabilities across multiple advertising channels, which we refer to as “omnichannel,” may be constrained if we are not be able to maintain or grow advertising offerings for such channels, and some of our omnichannel offerings may not gain market acceptance. If we fail to maintain a diversified channel mix, a decrease in the demand for any channel or channels that we become primarily dependent upon could harm our business, financial condition and results of operations. We may not be able to accurately predict changes in overall advertiser demand for the channels in which we operate and cannot assure you that our investment in channel development will correspond to any such changes. Furthermore, if our channel mix changes due to a shift in customer demand, such as customers shifting their spending more quickly or more extensively than expected to channels in which we have relatively less functionality, features, or offerings, then demand for our solutions could decrease, and our business, financial condition, and results of operations could be materially adversely affected.

Our revenue and operating results are highly dependent on the overall demand for advertising, and factors that affect the amount of advertising spending, such as economic downturns and seasonality, can make it difficult to predict our revenue and could adversely affect our business.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective customers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly negatively affected. Many advertisers devote a disproportionate amount of their advertising budgets to specific periods within the calendar year, such as retailers targeting the Fall months to coincide with the Christmas holidays. If any events occur to reduce the amount of advertising spending during a particular period or in general, or reduce the amount of inventory available to advertisers, it could have a disproportionate adverse effect on our revenue and operating results for the fiscal period in which such event occurs. Economic downturns or instability in political or market conditions generally may cause current or new customers to reduce their advertising budgets. A growing number of analysts and others in the investment community have predicted a recessionary period, which could be prolonged in duration, in the near term as the Federal Reserve and central banks in other countries continue to increase interest rates to combat high inflation. Such an event will have the effect of reducing consumer demand, which could in turn result in a reduction in customer spending on our offerings. Such a development could make our solutions less robust and attractive, and could cause advertisers to delay, decrease or cancel purchases of our solution, and expose us to increased credit risk on advertiser orders. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a customer agreement, making it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

Our sales cycle, from initial contact to contract execution and implementation, can take significant time, and concentrated dedication towards a particular sales lead when one is identified. Similarly, following the procurement of our services, our customer relationships require constant attention and dedication of resources, tailored to their particular needs. Some of our customers undertake an evaluation process that frequently involves not only our solutions but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new customer and begin generating revenue from these new customers. As a result, we may not be able to add customers or generate revenue as quickly as we may expect, which could harm our revenue growth rates.

We may face challenges collecting payments for our product and service offerings, including a customer’s inability to make payments or disputes over such payments.

Because we often rely on repeat payments from ongoing customer relationships, we sometimes encounter difficulties collecting amounts due to us. One downside to targeting to small and middle sized businesses which offsets the advantage of targeting a large market is that such businesses may sometimes struggle to establish or maintain adequate revenue streams or capital through financing as necessary to meet their payment obligations to third party vendors such as us. Due to prolonged contract cycles and reliance on third party digital ad suppliers, we may incur long-term or continued expenditures in supplying our products and services to our customers, only to fail to achieve the revenue reward of that investment. This is especially true if a customer’s particular ad campaign is unsuccessful in generating sales for that customer. As a result, we sometimes face a timing issue with our accounts payable on shorter cycles than our accounts receivables requiring us to remit payments from our own funds, and accept the risk of credit loss.

This collections and payments cycle may increasingly consume working capital and harm our ability to grow our business. If we are unable to borrow on commercially acceptable terms, our working capital availability could be reduced, and as a consequence, our financial condition and results of operations would be materially adversely impacted.

Our customers consist of a mixture of mid-market agencies and advertiser-direct relationships. In cases where we work with agencies, there is a risk that the agency does not collect from the advertiser and subsequently remit payment to us. Further, working with growth-stage advertisers has inherent credit risk profiles that subject us to greater credit risk in seeking repayment. In addition, typically, we are contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all. In addition, we sometimes experience slow payment cycles by advertising agencies as is common in our industry. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, we are not always successful.

We may also be involved in disputes with customers. If we are unable to resolve disputes with our customers, we may lose customers or customers may decrease their use of our solutions and our financial performance and growth may be adversely affected. If we are unable to collect or make adjustments to bills or invoicing to customers, we could incur write-offs for credit loss, which could harm our results of operations. In the future, credit loss may exceed reserves for such contingencies and our credit loss exposure may increase over time. Any increase in write-offs for credit loss could harm our business, financial condition, and results of operations. Even if we are not paid by our customers on time or at all, we are still obligated to pay for the advertising inventory we purchase to meet the customers’ needs, third-party data and other add-on features that customers purchase on our solutions, and as a consequence, our business, financial condition and results of operations would be adversely impacted.

We may experience fluctuations in our results of operations, which could make our future results of operations difficult to predict or cause our results of operations to fall below analysts’ and investors’ expectations.

Our quarterly and annual results of operations have fluctuated in the past and we expect our future results of operations to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our results of operations could cause our performance to fall below the expectations of investors and other stakeholders, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical results of operations may not be necessarily indicative of our future results of operations. Factors that may cause our results of operations to fluctuate include the following:

●	changes in demand for programmatic advertising and for our other solutions, including related to the sometimes seasonal nature of our customers’ spending on digital advertising campaigns;
●	changes to availability of and pricing of competitive products and services, and their effects on our pricing;
●	technological advances in our industry and adjacent industries, and their impact on us and our customers;
●	changes in the pricing or availability of data and other third-party services;
●	changes in our customer base and offerings;
●	changes in advertising budget allocations, agency affiliations or marketing strategies;
●	changes to our product, media, customer or channel mix;
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changes and uncertainty in the regulatory environment for us, advertisers or others in the advertising industry, and the effects of our efforts and those of our customers and partners to address changes and uncertainty in the regulatory environment;

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changes in the economic prospects of advertisers or the economy generally, which could alter advertisers’ budgets or spending priorities, or could increase the time or costs required to complete advertising inventory sales;

●	changes in the pricing and availability of advertising inventory, including through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;
●	disruptions or outages on our technology infrastructure;
●	factors beyond our control, such as natural disasters, terrorism, war and public health crises;
●	the introduction of new technologies or offerings by our competitors or others in the advertising marketplace;
●	timing differences between our payments for advertising inventory and our collection of related advertising revenue;
●	the length and unpredictability of our sales cycle;
●	costs related to acquisitions of businesses or technologies and development of new products;
●	cost of recruiting and retention of employees and other personnel; and
●	changes to the cost of infrastructure, including the information technology on which we rely.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. If we fail to meet or exceed the operating results expectations of investors or other stakeholders, the market price of our common stock could decline. Further, sustained volatility or unpredictability in our operating results could pose challenges in continuing and growing our operations as planned or accessing capital needed to sustain our operations and execute our business plan.

If our access to quality advertising content and channels is diminished or fails to expand, our revenue could decline and our growth could be impeded.

We must maintain a consistent supply of ad content and access to channels that are sufficient to attract customers and meet their campaign goals over the long-term. Our success depends on our ability to secure quality content on reasonable terms across a relatively broad range of advertising networks and exchanges and social media platforms, including video, display, CTV, audio and mobile inventory. The amount, quality, and cost of these resources available to us can change at any time. A few digital ad suppliers and digital content channels hold a significant portion of the programmatic inventory either generally or concentrated in a particular channel, such as audio and social media. In addition, we compete with companies with which we have business relationships. If any of these third-party suppliers limits our access to the advertising content and channels on which we rely to provide our offerings to customers, our business could be adversely affected. If our relationships with certain of our suppliers were to cease, or if the material terms of these relationships were to change unfavorably, our business would be negatively impacted. Our suppliers are generally not bound by long-term contracts. As a result, there is no guarantee that we will have access to a consistent supply of quality inventory on favorable terms. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by ourselves and our suppliers to prevent fraud and conduct quality assurance checks.

Inventory suppliers control the bidding process, rules and procedures for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that is selected through our buying process and may not be able to replace inventory that is no longer made available to us. Further, if we or our customers fail to comply with the rules and policies enforced by these suppliers, we could be restricted or excluded from future access to that content or channels, which would materially harm our business moving forward.

If we are unable to maintain a consistent supply of and access to quality content and channels at reasonable cost to us for any reason, customer retention and loyalty, and our financial condition and results of operations could be materially harmed.

Economic downturns and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

Our business depends on the overall demand for advertising and on the economic health of advertisers that benefit from our solutions. Economic downturns or unstable market conditions may cause advertisers to decrease or pause their advertising budgets, which could reduce spend on our solutions and adversely affect our business, financial condition and results of operations. In recent times, certain events have begun to affect the global and United States economy including continued inflation, interest rate increases by the Federal Reserve and central banks of other countries in response, substantial increases in the prices of certain products and services, declines in the capital markets. The duration of Ukrainian war and its impact are at best uncertain, and continuation may result in Internet access issues if Russia, for example, began illicit cyber activities. More recently, the conflict in Israel creates the potential for economic uncertainty, and if expanded could result in the significant contraction in economic activity, including consumer spending. The economy appears to be headed into a recession with uncertain and potentially severe impacts upon public companies and us. We cannot predict how this will affect the market for digital ad products and services such as those that we offer, but the impact may be adverse. Among other adverse consequences, our customers, in response to a reduced access to capital or anticipated or actual reduction and consumer spending, could elect not to commence or proceed with ad campaigns on which our revenue primarily relies, which would materially adversely harm our operating results and financial condition.

Operational or performance issues with our solutions and the technology on which they depend may adversely affect our business, financial condition and results of operations.

We depend upon the sustained and uninterrupted performance on the technology on which our offerings depend to provide digital advertising services to our customers and thereby to generate revenue and protect and expand our brand. If our workforce or technology infrastructure cannot scale to meet demand, if there are errors in the performance or operability of these elements of our business, even if temporary, or if our platform and service offerings otherwise fails to meet customer expectations, then our business may be harmed. We may also face material delays in introducing new offerings, including enhancements to the services technology we offer our customers access to. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing offerings may become less attractive or useful or become altogether obsolete.

Errors, failures, vulnerabilities, and bugs in our technology infrastructure may be found in the future. Our solutions also depend upon third-party technology and systems to perform properly and enable us to perform our obligations to customers, and the channels our platform deploys digital ads on behalf of customers are often used in connection with computing environments utilizing different operating systems, system management software, equipment, and networking configurations, which may cause errors in, or failures of, our solutions or such other computing environments. Our services also rely on using human interaction, which can also result in errors and inefficiencies that could adversely impact us or our customers and their campaigns. Operational and performance issues with our services and the technology on which they depend could include outages, errors during upgrades or patches, discrepancies in costs billed versus costs paid, failure of user interface, unanticipated volume overwhelming our databases, issues in accessing or interacting with one or more channels for ad distribution, access to or distribution of content in err, server failure, or other adverse events.

Any of the foregoing operational or performance issues with our offerings could also result in negative publicity, damage to our brand and reputation, loss of customers, loss of or delay in market acceptance of our solutions, increased costs or loss of revenue, loss of the ability to access our solutions, loss of competitive position, claims by customers for losses sustained by them and loss of investor confidence in us. Alleviating problems resulting from such issues, if possible, could require significant expenditures of capital and other resources and could cause interruptions, delays, or the cessation of our business, any of which may adversely affect our business, financial condition and results of operations.

If unauthorized access to sensitive or personally identifiable information is obtained, or technology infrastructure on which we depend is compromised, our services may be disrupted and we may be subject to reputational harm and other adverse consequences.

Our products and services and the technology infrastructure on which they depend involve the storage and transmission of significant amounts of data from users, customers and data providers, a large volume of which is hosted by third-party service providers. Our services and data could be exposed to unauthorized access due to activities that breach or undermine security measures, including: negligence or malfeasance by internal or external actors; attempts by outside parties to fraudulently induce personnel, customers or vendors to disclose sensitive information in order to gain access to our data; or errors or vulnerabilities in our systems, products or processes or in those of our service providers, customers, and vendors. Accordingly, we or others may be unable to anticipate or detect these techniques or to implement adequate preventative measures. A breach of our security and/or our failure to respond sufficiently to a security incident could disrupt our services and result in theft, misuse, loss, corruption, or improper use or disclosure of data. Of particular concern, the operation of our solutions in the provision of services to our customers and the steps we take to maintain or enhance customer experience and campaign results are subject to potential operational failures and increased vulnerability to cyberattacks. Such cyberattacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability, tricking company personnel into releasing control of their systems to a hacker, or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyberattacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and data, including personal information, from our solutions. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously, or, unintentionally or intentionally, interfere with the intended operations of our solutions. These events could also result in the misappropriation or access of sensitive or protected information of third parties, and liabilities and legal violations for which we could face litigation and accompanying costs, distraction of management’s time and attention, and adverse publicity and reputational harm. Moreover, we could be adversely impacted by outages and disruptions in the online platforms of our inventory and data suppliers, such as real-time advertising exchanges. Outages and disruptions of technology infrastructure on which we depend, including due to cyberattacks, may subject us to substantial liabilities or losses, and/or harm our reputation and negatively impact our business, financial condition and results of operations.

Additionally, a cyberattack or data breach could expose us to regulatory action under privacy and data protection laws, as are more fully described under “Item 1. – Business – Government Regulations.” Privacy and data protection laws to which we are subject may cause us to incur additional or unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our solutions or business model, which may have a material adverse effect on our business. As that section discloses, information relating to individuals and their devices (sometimes called “personal information” or “personal data”) is regulated under a wide variety of local, state, national and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer (including transfer across national boundaries) and other processing of such data, and the global regulatory landscape regarding the protection of personal information is evolving, and U.S. (state and federal) and foreign governments are considering enacting additional legislation related to privacy and data protection and we expect to see an increase in, or changes to, legislation and regulation in this area. These laws and other obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. All of this could impair our or our customers’ ability to collect, use, or disclose information relating to consumers, which could decrease demand for our solutions, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.

Any of the forgoing developments arising with respect to our operations and the technology on which we rely, including the activities and technology of our vendors, customers, and strategic partners, could result in government investigations, enforcement actions and other legal and financial liability, and/or loss of confidence in the availability and security of our products and services, all of which could seriously harm our reputation and brand and impair our ability to attract and retain customers.

Third parties control our access to unique identifiers, and if the use of third-party “cookies” or other technology is rejected by Internet users or is otherwise subject to unfavorable regulation or action, our performance or prospects may decline and we may lose advertisers and revenue.

Our ability to successfully leverage user data and generate revenue from opportunities to provide digital advertisement solutions could be impacted by restrictions imposed by third parties, including restrictions on our ability to use or read “cookies,” device identifiers, or other tracking features or our ability to use real-time bidding networks or other bidding networks. Digital advertising and in turn our operations largely rely on the ability to uniquely identify devices across websites and applications, and to collect data about user interactions with those devices for purposes such as serving relevant ads and measuring the effectiveness of ads. Devices are identified through unique identifiers stored in cookies, provided by device operating systems for advertising purposes, or generated based on statistical algorithms applied to information about a device, such as the IP address and device type.

Digital advertising, including our solutions, makes significant use of cookies to store device identifiers for the advertising activities described above. When we use cookies, they are generally considered third-party cookies, which are cookies owned and used by parties other than the owners of the website visited by the Internet user. The most commonly used Internet browsers—Chrome, Firefox, Internet Explorer and Safari—allow Internet users to modify their browser settings to prevent some or all cookies from being accepted by their browsers. Internet users can delete cookies from their computers at any time. Additionally, some browsers currently, or may in the future, block or limit some third-party cookies by default or may implement user control settings that algorithmically block or limit some cookies. Today, three major web browsers—Apple’s Safari, Mozilla’s Firefox and Microsoft’s Edge—block third-party cookies by default. Google’s Chrome has introduced new controls over third-party cookies and announced anticipated plans to deprecate support for third-party cookies and user agent strings entirely by some time in 2024 or later. Some Internet users also download free or paid ad blocking software that not only prevents third-party cookies from being stored on a user’s computer, but also blocks all interaction with a third-party ad server. In addition, Google has introduced ad-blocking software in its Chrome web browser that will block certain ads based on quality standards established under a multi-stakeholder coalition. While some of these anticipated developments could provide opportunities to our operations and industry, we may be unable to adapt effectively or quickly enough to capitalize on these developments and remain competitive, and the developments could post significant challenges or impediments to our operations and business that materially harm us, rather than benefits, notwithstanding actions we take to address these risks. If such a feature either intentionally or inadvertently blocks our customers’ ads, or if such capabilities become widely adopted and we or the advertising technology industry collectively does not develop alternative technologies to address these developments, our business could be materially harmed.

Our future success depends on the continuing efforts of our key employees, and our ability to attract, hire, retain and motivate highly skilled personnel in the future.

Our future success depends on the continuing efforts of our executive officers and other key employees, including Jason Wulfsohn, our Chief Executive Officer, Ryan Carhart, our Chief Financial Officer and Garrett MacDonald, our Chief Commercial Officer. We rely on the leadership, knowledge and experience in our business and industry that our executive officers provide. We also rely on a relatively small number of employees to establish, maintain and enhance our relationships with customers. The loss of any of these individuals could materially harm our business and prospects.

We also rely on our ability to hire and retain qualified and motivated employees and consultants, including in the areas of product development, support, and sales teams that attract and keep key customers. For example, we are substantially dependent on our sales and support teams to obtain new customers and to increase procurement of our services and other offerings by our existing customers, and our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of our solutions, a significant time lag exists between the hiring date of sales and support personnel and the time when they become fully productive. New hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the digital advertising space.

The market for skilled labor in general, and in the aforementioned areas in particular, as well is in California where we are headquartered, is fiercely competitive, and we may struggle to procure the assistance needed to continue and grow our business on economically favorable terms or at all. As a result, we may incur significant costs to attract and retain personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees or consultants to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Newly hired personnel often require significant training and, in many cases, take significant time before they achieve full productivity.

Employee turnover, including changes in our management team, could disrupt our business. None of our founders or other key employees have an employment agreement for a specific term, and all of our employees may terminate their employment with us at any time. The loss of one or more of our executive officers, including our two co-founders, or our inability to attract and retain highly skilled employees could have an adverse effect on our business, financial condition and results of operations.

If we fail to offer sufficient customer support, our business and reputation would suffer.

Because we offer digital ad campaign services and deploy strategies and communications through our and third party technology, customer support is important for the successful marketing and continued use of our services and solutions and for maintaining and increasing spend from existing and new customers. Providing this support requires that our sales and operational personnel have specific technical and industry knowledge and expertise along with the ability to communicate what are often complicated concepts and processes to others, such as the algorithms and channels on which a customer’s ad campaign strategy is designed and deployed, which makes it more difficult for us to hire qualified personnel and to scale up our support operations due to the extensive training required. The importance of high-quality customer service will increase as and to the extent we expand our business and pursue new customers. If we are not responsive and proactive regarding our customers’ advertising needs, or do not provide effective support for our customers’ advertising campaigns, our ability to retain our existing customers would suffer and our reputation with existing or potential customers would be harmed, which would negatively impact our business.

If any of the technology, software, products and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, financial condition and results of operations could be harmed.

We depend on various technology, software, products and services from third parties or available as open source, some of which are critical to the features and functionality of our solutions through which we provide our services to customers. Failure by third-party providers to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could adversely impact our solutions, our administrative obligations or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services. If we are unsuccessful in establishing or maintaining our relationships with our third-party providers or otherwise need to replace them, internal resources may need to be diverted and our business, financial condition and results of operations could be harmed.

In the event that the third-party providers on which we rely to operate our technology infrastructure or that of third parties on which we depend experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued relationships, we would be forced to enter into a relationship with other service providers or assume some responsibilities ourselves. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could result in a loss of revenue. These facilities may be located in areas prone to natural disasters and may experience catastrophic events such as earthquakes, fires, floods, power loss, telecommunications failures, public health crises and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, cyber-attacks and similar misconduct. Although we have made certain business continuity arrangements, such events could cause damage to, or failure of, our systems generally, or those of the third-party cloud computing and hosting providers, which could result in disruptions to our service.

Due to a relative lack of intellectual property protection and proprietary rights for our operations and the technology infrastructure on which they depend, competitors or other third parties could gain access to and copy or use aspects of our technology infrastructure or other elements of our business, or those of third parties on which we depend, that are critical to our continued operations and competitive position, thereby eroding our competitive advantages and harming our business.

Because our success depends, in large part, on our ability to continue to operate the systems, methods and technologies that we deploy in our operations and the solutions we offer, we lack intellectual protection so that we can prevent others from using such proprietary information and thereby depleting our competitive advantage. If we fail to adequately protect our intellectual property rights or those of third parties on which we rely, our competitors might gain access to our technology and our business might be adversely affected. We, either directly or through the third parties with which we do business, rely upon a combination of trademark and trade secret protections, as well as third-party confidentiality and non-disclosure agreements, to establish and protect our proprietary rights. Establishing trade secret, trademark, and domain name protection can be difficult and expensive, and the laws, procedures and restrictions may provide only limited protection. It may be possible for unauthorized third parties to copy or reverse engineer aspects of our technology or otherwise obtain and use information that we regard as proprietary, or to develop technologies similar or superior to our technology or design around our proprietary rights, despite the steps we have taken to protect our proprietary rights. Despite our efforts to prevent unauthorized access and use of propriety information and technology, the theft or misuse of such proprietary information and technology could occur by employees, contractors or others who have or gain access to such information and technology. Further, we do not have patent protection for our solutions or any related technology that we utilize in our operations, which further exposes us to the risk of competitors reverse engineering or otherwise deploying similar technology to ours, and thereby potentially reducing our market share and prospects.

Maintaining intellectual property protection and policing unauthorized use of our technology can be challenging, time-consuming and expensive. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of proprietary rights in such countries may be inadequate. If we are unable to establish, maintain and protect our proprietary rights (including in particular, the proprietary technology used in our solutions) we may find ourselves at a competitive disadvantage despite the expense, time and effort deployed by us to create and protect our propriety information, processes and technology.

Because California where we are based does not permit non-compete agreement for employees, we are susceptible to an employee resigning or being terminated and then competing with us.

We do not have our employees sign non-competition agreements, since they are not enforceable in California where we are based. A growing number of states have followed California in refusing to enforce non-compete provisions in employment contracts, and early in 2023, the Federal Trade Commission proposed a rule which would ban non-compete in the employment context. While employees may compete against us, they cannot use our trade secrets and other confidential information. If that were to occur, we would have to proof such activities. Intellectual property litigation is expensive, diverts management time and the results are uncertain.

We or third parties on which we rely may be sued by third parties for alleged infringement of their proprietary rights, which would harm our business, or result in additional expense and potential damages.

There is significant intellectual property development activity in the digital advertising industry. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or those of other third parties with which we do business or on which we rely in our operations or block us from expanding our offerings. Our success depends on the continual development and enhancement of our technology infrastructure and the services we provide through it. From time to time, we may receive claims from third parties that our solutions and underlying technology infringe or violate such third parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. The cost of defending against such claims, whether or not the claims have merit, is significant, regardless of whether we are successful in our defense, and could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Additionally, we may be required to indemnify our customers or suppliers in connection with certain intellectual property claims. If we are found to infringe the intellectual property rights of others, we could potentially be required to cease utilizing portions of our solutions or performing certain functions or services thereon. We or third party collaborators may also be required to develop alternative non-infringing technology, which could require significant time and expense and limit our operating capabilities and results. Additionally, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

We face potential liability and harm to our business based on the nature of our business and the content deployed in the provision of the solutions we offer.

Advertising often results in litigation relating to misleading or deceptive claims, copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through the solutions we offer. Though we contractually require customers to generally represent to us that their advertisements comply with our ad standards and our inventory providers’ ad standards and that they have the rights necessary to serve advertisements through our solutions, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our customers are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigation costs, which can be expensive.

Risks Related to This Offering and Our Common Stock

Because this is a best efforts offering, investors who invest initially will be subject to more risk than later investors.

The earlier investors invest in this offering, the greater degree of risk they will incur. This is because there is no minimum amount of proceeds we must raise. If we do not raise a substantial amount of proceeds, we will not have sufficient working capital, not be able to carry out the business as described in this Offering Circular and could be forced to delay the planned expansion outlined in this Offering Circular. Because there is no minimum offering amount required in this offering and the offering fees, expenses and other costs which could prove higher than anticipated, the actual net proceeds to us are not presently determinable and may be substantially less than the maximum amounts we intend to offer.

We may undertake additional equity or debt financing that would dilute the shares in this offering.

Following this offering, unless we raise all or substantially all of $8 million, we may need to raise additional capital to fund our operations and execute our business plan. Any future offering the Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of shares subscribed for under this offering.

We may not be able to obtain additional financing.

Even if we are successful in selling the maximum number of shares in the offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current shareholders and to you if you invest in this offering.

An investment in the shares is speculative and there can be no assurance of any return on any such investment.

An investment in the Company's shares is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Because we are offering Bonus Shares to investors in this offering who invest at least $10,000, such investors are effectively receiving a discount on their investment relative to other investors in this offering.

Certain investors in this offering who invest at least $10,000 are entitled to receive Bonus Shares based on a percentage of the shares purchased, with the percentage increasing with the amount invested within enumerated investment ranges, as more specifically described in “Plan of Distribution-Investor Bonus Shares” at page 53. The Bonus Shares effectively give such investors a discount on their investment in this offering. Therefore, the shares of common stock purchased by investors who invest less than $10,000 will be immediately and disproportionately diluted by investments made by investors entitled to receive the Bonus Shares, for which investors will effectively pay a lower price per share and thereby receive a discount on their investment in this offering. For example, an investor purchasing 500 shares in this offering would pay $200 for those shares at the $0.40 per share offering price, while an investor purchasing 25,000 shares would pay $10,000 and receive a total of 27,500 shares, comprised of the shares purchased plus 2,500 Bonus Shares, resulting in an effective per share price of $0.275 after giving effect to the Bonus Shares. Further, to the extent an investor invests more than $10,000 but less than other investors who receive Bonus Shares at a higher percentage based on the offering bonus structure, those investors will also be disproportionately diluted relative to such other investors receiving Bonus Shares who invested higher amounts.

We have not paid dividends in the past and do not expect to pay dividends in the future, so any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

The offering price has been arbitrarily determined.

The offering price of the shares has been arbitrarily established by us based upon our present and anticipated financing needs and bears no relationship to the quotation price of our common stock on the OTC Markets Pink Market or our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the Company, now or in the future. For example, the original Offering Statement filed by the Company on April 20, 2023 contemplated an offering of 10,000,000 shares common stock at $1.00 per share for maximum total gross proceeds of $10,000,000, before we filed the pre-qualification amendment to the Offering Statement of which this Offering Circular forms a part to reduce the offering price to $0.40 per share and the offered amount to 20,000,000 shares (assuming no Bonus Shares) for maximum total gross proceeds of $8,000,000, which action was taken without seeking investor communication or input on interest in this offering or the pricing thereof. The arbitrary nature of the per share price in this offering is further evidenced by the inclusion of Bonus Shares for certain investors who purchase above the specified thresholds, with a tiered percentage based on the amount of their investment within specified investment ranges, as such investors will effectively pay a lower per-share price in exchange for investing a higher amount in the offering.

The management of the Company has broad discretion in application of proceeds.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

There can be no assurance that our common stock will ever be approved for listing on a national securities exchange which could negatively affect the value of our common stock and make it difficult or impossible for investors to sell their shares in a timely manner.

There is currently very limited trading of our common stock, and an active trading market may never develop. Our common stock is quoted on the OTC Pink Market. The OTC Pink Market is a thinly traded market and lacks the liquidity of certain other public markets with which some investors may have more experience. While we remain determined to work towards getting our securities listed on a leading national securities exchange, there can be no assurance that this will occur. Further, we cannot apply to the Nasdaq Capital Market until 2024 at the earliest unless we complete a $40 million firm commitment underwritten public offering. As a result, we may never develop an active trading market for our securities which may limit our investors’ ability to liquidate their investments.

If we are not successful, you may lose your entire investment.

Prospective investors should be aware that if we are not successful in our business, their entire investment in the Company could become worthless. Even if the Company is successful, we can provide no assurances that investors will derive a profit from their investment. We need additional capital to meet our obligations and achieve our business objectives, and we cannot guarantee we will be successful in locating additional required capital as and when needed or that any such amounts will be sufficient for us to establish material revenue growth. If we are not successful, you may lose your entire investment.

Because our common stock rarely trades, investors should not rely upon the prices at which our common stock may be or have been sold.

Our common stock trades sporadically on the OTC Pink Market. Accordingly, the market price of our common stock at any given time may not be representative of its intrinsic value, and investors should not rely upon the public prices in deciding whether to buy our shares. The lack of liquidity may also result in an investor seeking to purchase our common stock in paying more than the reported price.

Due to factors beyond our control, our stock price may be volatile.

There is currently a limited market for our common stock, and there can be no guarantee that an active market for our common stock will develop. As of October 31, 2023, there were only 40 record holders of our common stock, and trading is very limited and sporadic. Further, even if an active market for our common stock develops, it will likely be subject to significant price volatility when compared to more seasoned issuers. We expect that the price of our common stock will continue to be more volatile than more seasoned issuers for the foreseeable future. Fluctuations in the price of our common stock can be based on various factors in addition to those otherwise described in this Offering Circular, including:

●	The operating performance of Socialcom, including any failure to achieve material revenues therefrom;
●	The public disclosure of our success in his offering;
●	the terms of any financing we disclose in the future;
●	The performance of our competitors in the marketplace, both pre- and post-combination;
●	The public’s reaction to our press releases, SEC filings, website content and other public announcements and information;
●	Changes in earnings estimates or recommendations by any research analysts who may follow us;
●	Variations in general economic conditions, including as may be caused by uncontrollable events;
●	Actions of our existing stockholders, including sales of common stock by our directors and executive officers or by significant investors; and
●	The employment or termination of key personnel.

Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of whether we can successfully operate Socialcom post-Exchange or achieve and maintain favorable operating performance and financial condition. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

The market price of our common stock may decline if a substantial number of shares of our common stock are sold at once or in large blocks.

Presently the market for our common stock is limited. If an active market for our shares develops in the future, some or all of our stockholders may sell their shares of our common stock which may depress the market price. Further, because until the Closing of the Exchange were a “shell” company, Rule 144 will not be available until one year has elapsed from the effective date of this Offering Circular and the Company remains current in its periodic reporting obligations with the SEC. Any sale of a substantial number of these shares in the public market, or the perception that such a sale could occur, could cause the market price of our common stock to decline, which could reduce the value of the shares held by our other stockholders.

Because we have issued and may in the future issue preferred stock without the approval of our stockholders, and the vast majority of our common stock outstanding is held by a small number of stockholders some of which are also executive officers and directors, it may be more difficult for a third-party to acquire us and could depress our stock price.

Our Board may issue, without a vote of our stockholders, one or more series of preferred stock that have voting rights, liquidation preferences, dividend rights and other rights that are superior to those of our common stock. Any issuance of preferred stock could adversely affect the rights of holders of our common stock in that such preferred stock could have priority over the common stock with respect to voting, dividend, or liquidation rights. For example, the Series A as amended, of which 223,333 shares are outstanding as of October 31, 2023, provide the holders with a liquidation preference in the event of the merger or consolidation of the Company in which the Company is not the surviving entity, the sale of all of the assets of the Company in a transaction which requires stockholder approval or the dissolution or winding up of the Company. Further, because we can issue preferred stock having voting rights per share that are greater than the equivalent of one share of our common stock, our Board could issue preferred stock to investors who support us and our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for stockholders to sell their common stock and/or cause the market price of our common stock to drop significantly, even if our business is performing well.

Further, the Series A also provides the holders with senior ranking with respect to the Company’s capital stock upon the occurrence of a liquidation, dissolution or winding up, and a liquidation preference in the event of the merger or consolidation of the Company in which the Company is not the surviving entity, the sale of all of the assets of the Company in a transaction which requires stockholder approval or the dissolution or winding up of the Company, in each case at a stated value of $30 per share of Series A. This means that the Series A holders are entitled to receive the liquidation preference before any payment or other distribution of assets to holders of our common stock, and the amount of any such payment or other distribution will be reduced by the amount paid to Series A holders.

Even absent such an issuance of preferred stock, as a result of the Closing of the Exchange the majority of our common stock outstanding is held by former Socialcom stockholders, three of whom are also executive officers and/or directors as a result of the Closing of the Exchange Agreement. Specifically, as a result of the Exchange the combined beneficial ownership of our common stock among Jason Wulfsohn, our Chief Executive Officer and a director, Ryan Carhart, our Chief Financial Officer, Reeve Benaron, a director, and David Lelong, a director, is 87.1% of our outstanding shares of common stock as of  October 31, 2023. See “Principal Stockholders.” If such stockholders act together, they may have the ability to have a substantial influence on matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the ownership of such stockholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our common stock. Some or all of our current or future principal stockholders may have a conflict of interest with respect to one or more actions or transactions involving the Company, and these stockholders may make decisions that are adverse to the interests of our other stockholders.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $6,507,250, assuming the maximum number of shares offered hereby are sold, after deducting estimated broker-dealer’s commissions and offering expenses payable by us.

The following tables sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of 100%, 75%, 50% and 25% of the maximum offering amount.

Assumed Percentage of Shares Sold	100%	75%	50%	25%
Gross Proceeds	$8,000,000	$6,000,000	$4,000,000	$2,000,000
Offering Costs and Expenses (1)	$1,492,750	$1,172,750	$852,750	$532,750
Net Proceeds (2)	$6,507,250	$4,827,250	$3,147,250	$1,467,250
Sales and Marketing Expansion	$1,626,813	$1,206,812	$786,812	$366,812
Product Investment	$2,277,538	$1,689,538	$1,101,538	$513,5378
Working Capital	$2,602,900	$1,930,900	$1,258,900	$586,900

(1) Consists of the estimated broker-dealer commissions of 1% of the gross proceeds, estimated costs to market the offering, and estimates of other offering-related costs, fees and expenses including other fees and expenses payable to the broker-dealer for the offering, as well as legal, accounting and audit fees and state blue sky filing fees incurred in connection with the offering.

(2) Net Proceeds consists of the anticipated Gross Proceeds from the offering less Offering Costs and Expenses.

Our expected use of net proceeds from this offering represents our current intentions based upon our plans and business condition. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” in this Offering Circular. As a result, management will have broad discretion in its application of the net proceeds, and investors will be relying on our judgment in such application.

In the event we do not sell all of the shares of common stock offered hereby, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is not listed on any securities exchange and is quoted on the OTC Pink Market under the symbol “VADP.” Because our common stock is not listed on a securities exchange and its quotations on OTC Pink are limited and sporadic, there is currently no established public trading market for our common stock.

The following table reflects the high and low closing sales information for our common stock for each fiscal quarter during FY 2022 and FY 2021. This information was obtained from www.nasdaq.com and reflects inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The historical prices have been adjusted to reflect the three-for-one stock split which was effective March 18, 2021.

	COMMON STOCK MARKET PRICE
	HIGH	LOW
FISCAL YEAR ENDED DECEMBER 31, 2022:
First Quarter	$13.00	$11.00
Second Quarter	$13.00	$11.35
Third Quarter	$11.36	$11.30
Fourth Quarter	$11.30	$11.30

	COMMON STOCK MARKET PRICE
	HIGH	LOW
FISCAL YEAR ENDED DECEMBER 31, 2021:
First Quarter	$6.30	$3.47
Second Quarter	$10.00	$5.70
Third Quarter	$16.55	$7.36
Fourth Quarter	$13.00	$11.00

Holders

As of October 31, 2023, there were 41 stockholders of record of the Company’s common stock based upon the records of the stockholders provided by the Company’s transfer agent. 3,061,360 shares are held at CEDE & CO. The Company’s transfer agent is Equity Stock Transfer, LLC 237 W 37th Street, Suite 602, New York, NY 10018.

Dividends

We have never paid or declared any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The declaration, amount and payment of any future dividends on shares of our common stock, if any, will be at the sole discretion of our Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, and any other factors that our Board may deem relevant.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after the consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding. As of December 31, 2022, our pro forma net tangible book value (unaudited) was $(2,859,401), or $(0.016) per share of common stock, which represents the amount of our total tangible assets less total liabilities, divided by the number of shares outstanding of 182,435,897.

After giving effect to our sale of 20,000,000 shares of our common stock in this offering at the public offering price of $0.40 per share (assuming for this purpose that no Bonus Shares are issued in this offering), and after deducting estimated broker-dealer’s commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been $3,710,599, or $0.018 per share). This represents an immediate and substantial dilution of $0.382 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution per share at selected intervals of completion of the offering:

% of offering completed*	25%	50%	75%	100%
Shares Sold	5,000,000	10,000,000	15,000,000	20,000,000
Assumed initial offering price per share (no Bonus Shares)	$0.400	$0.400	$0.400	$0.400
Net tangible book value per share before this offering	$(0.016)	$(0.016)	$(0.016)	$(0.016)
Increase in net tangible book value per share with this offering	$0.009	$0.017	$0.026	$0.034
Pro forma net tangible book value per share after this offering	$(0.007)	$0.001	$0.010	$0.018
Dilution per share to new investors with this offering	$0.407	$0.398	$0.390	$0.382

* The table above sets forth dilution and related metrics calculated assuming no Bonus Shares are issued in this offering. As such, the actual dilution to new investors in this offering and related metrics could deviate from the amounts set forth above, including based upon each investor’s particular investment amount and whether and the extent to which such investor receives Bonus Shares in this offering. The number of Bonus Shares to be issued to an investor, if applicable, will be a percentage of the number of shares purchased. See “Plan of Distribution-Investor Bonus Shares” below.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $0.05 increase or decrease in the assumed initial public offering price of $0.40 per share, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $0.005, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.005, in each case assuming we sold the full subscription amount of 20,000,000 shares without giving effect to the up to 3,900,000 Bonus Shares  and after deducting estimated broker-dealer commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of October 30, 2023, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting estimated broker-dealer’s commissions and estimated offering expenses payable by us, at an assumed public offering price of $0.40 per share (assuming for this purpose that no Bonus Shares are issued in this offering).

	Shares Issued/Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Price
Existing stockholders	18,061,391	47%	$3,268,971	29%	$0.18
New investors	20,000,000	53%	$8,000,000	71%	$0.40
Total	38,061,391	100%	$11,268,971	100%

To the extent that options and or other derivative securities are exercised or converted or we otherwise issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following tables present the unaudited pro forma condensed combined financial statements of Socialcom and Vado as if the acquisition had been completed at the beginning of the FY 2022, and includes a total of $8,000,000 for the sale of 20,000,000 shares of common stock included in this offering. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operation that would have been achieved.

			Pro forma		Proforma
	Historical		Adjustments		Combined
	Socialcom	Vado
	December 31, 2022	November 30, 2022			December 31, 2022
ASSETS
Current assets
Cash	$485,053	$48,154	8,507,250	B1,B2,C,G	$9,040,457
Accounts receivable	2,080,758	-			2,080,758
Other current assets	245,486	-	100,000	B3	345,486
Total current assets	2,811,297	48,154			11,466,701

Property and equipment, net of accumulated depreciation of $145,166 and $125,901	32,976	-			32,976
Right of use operating leases, net	581,352	-			581,352
Intangible assets -amortizable	286,801	-			286,801
Total Assets	$3,712,426	$48,154			$12,367,830

LIABILITIES AND (DEFICIENCY IN) STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,272,119	10,354			2,282,473
Acquisition liabilities	162,500	-			162,500
Deferred revenue	72,630	-			72,630
Lease liability, operating leases, current	631,144	-			631,144
Loans payable, current	348,945	-			348,945
Loans payable, related party, current	757,426	-			757,426
Accrued settlement	1,707,652	-			1,707,652
Total current liabilities	5,952,416	10,354			5,962,770

Loans payable, non-current	2,127,836	-			2,127,836
Loans payable, related party, non-current	342,574	-			342,574
Total Liabilities	8,422,826	10,354			8,433,180

Commitments and contingencies	-	-			-

Stockholders' equity (deficit)
Preferred stock, Series A - $0.001 par value	-	170	53	B1,B2,B3	223
Common stock, $0.001 par value	19,858	99,986	82,592	A,C,D,F	202,436
Additional paid-in capital	1,948,036	300,098	8,162,151	A,B,C,D,E,F	10,410,285
Accumulated deficit	(6,678,294)	(362,454)	362,454	E	(6,678,294)
Total stockholders' equity (deficit)	(4,710,400)	37,800			3,934,650

Total liabilities and stockholders' equity (deficit)	$3,712,426	$48,154			$12,367,830

					Pro forma
	Historical		Adjustments		Combined
	Fiscal year ended
	Socialcom	Vado
	December 31, 2022	November 30, 2022			December 31, 2022

Revenue	$17,619,504	$-			$17,619,504
Cost of revenue	11,496,539	-			11,496,539
Gross Profit	6,122,965	-			6,122,965

Operating expenses:
Selling, general and administrative	10,318,956	73,581			10,392,537

Total operating expenses	10,318,956	73,581			10,392,537

Net operating (loss) income	(4,195,991)	(73,581)			(4,269,572)

Other income (expense):
Interest expense, net of interest income	(606,678)				(606,678)
Gain on forgiveness of debt	-	38,625			38,625
Total other income (expense)	(606,678)	38,625			(568,053)

Net (loss) income before provision for income taxes	(4,802,669)	(34,956)			(4,837,625)

Provision for income taxes	-

Net (loss) income	$(4,802,669)	$(34,956)			$(4,837,625)

Net (loss) income per share - basic	$(0.24)	$(0.00)			$(0.03)

Net (loss) income per share - diluted	$(0.24)	$(0.00)			$(0.03)

Shares outstanding - Basic	19,858,048	99,985,500	82,592,350	A,C,E,F,G	202,435,898

Shares outstanding - Diluted	19,858,048	99,985,500	82,592,350	A,C,E,F,G	202,435,898

A	Cancellation of 93,000,000 shares of Vado common stock by the Vado’s then majority stockholder pursuant to the terms of the Exchange Agreement.
B1	Sale of 25,000 shares of Series A Preferred Stock at a price of $30 per share for gross proceeds of $750,000 on January 31, 2023.
B2	Sale of 25,000 shares of Series A Preferred Stock at a price of $30 per share for gross proceeds of $750,000 on May 25, 2023.
B3	Issuance of 3,333 shares of Series A Preferred Stock at a price of $30 per share and a value of $100,000 to a service provider on June 1, 2023.
C

Sale of 193,426 shares of Socialcom common stock at a price of $2.58 per share for proceeds of $500,000 pursuant to the third and final tranche of a private placement. Socialcom previously sold 314,466 shares of common stock at a price of $1.59 per share for proceeds of $500,000 under Tranche 1, and 255,067 shares at a price of $1.96 per share for proceeds of $500,000 under Tranche 2.

D	Issuance of 175,450,398 shares of Vado common stock in exchange for 20,051,474 shares of Socialcom common stock.
Socialcom shares outstanding at December 31, 2022	19,858,048
Plus: Shares sold in Tranche 3 of a private placement (see note C)	193,426
Total shares of Socialcom to exchange for Vado shares	20,051,474
Exchange rate	8.75
Number of Vado shares issued in exchange for Socialcom shares	175,450,397
E	Elimination of Vado accumulated deficit to additional paid-in capital
F	Elimination of Socialcom stock to additional paid-in capital
G	Shares sold for cash, net of costs, not including 3,900,000 bonus shares
Number of shares sold	20,000,000
Price per share	$0.40
Gross proceeds	$8,000,000
Offering costs	$(1,492,750)
Net proceeds	$6,507,250

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Socialcom, the Company’s operating subsidiary through which we provide digital ad solutions, was incorporated in the State of California on March 8, 2013, for the purpose of delivering advanced integrated advertising and technology services to independent agencies and brands. Socialcom’s integrated tech solution, both self-service (whereby the Socialcom customer fully manages their own campaign utilizing the company’s platform solutions) and managed service (whereby the company acts on behalf of the Socialcom customer to fully manage their campaign), is built to deliver end-to-end omnichannel performance, including advertising technology, data-driven campaign optimization, reporting and insights, as well as creative services. Since its inception the strategic focus of the company has been oriented toward mid-market businesses, a significant and often underserved segment of the larger U.S. economy, especially with respect to their need for powerful enterprise advertising technology solutions to drive improved business outcomes. Socialcom continues to embrace future-first solutions, recognizing ongoing changes in the ad tech space, from data usage and privacy, to emerging technologies and platforms.

During FY 2021, the Company acquired BigBuzz Marketing Group, a New York based creative digital marketing agency to expand its creative-based product and services offerings, including a focus on organic social content.

During FY 2022, the Company partnered with the industry’s leading DSP to launch Admatx its self-serve demand side platform (DSP) centered around the principle of democratizing access to enterprise-level adtech by placing control into the hands of the customer without requiring a prohibitive minimum spend or a long-term subscription commitment. Admatx is focused on SMB marketers, looking for an easy-to-use performance DSP without any spend minimums.

During FY 2022, the Company lost certain key customers and saw decreased spend for certain existing customers, which had a material impact on revenue. We experienced turnover in members of our customer support team during the period, which directly impacted certain client relationships. We also saw an increasing trend toward in-housing of media buying by advertisers as well as increased access to enterprise technology and data-powered buying solutions by agencies, representing a competitive threat to the Company’s value proposition. Other reasons for the decline in revenue include macro-economic factors such as inflationary pressures, the lingering impact of COVID-19 and diminished consumer spending, all contributing to reduced advertising budgets from customers in general. In response, management has taken steps to (i) improve the employee experience and in turn improve employee retention; and (ii) enhance our product offerings and strengthen our core solutions to the middle market. More specifically, in order to drive increased customer acquisition, the Company is focused on improved market differentiation related to product development and innovation in the key three areas of: (i) predictive analytics, (ii) supply optimization, and (iii) creative automation. In the second quarter we have developed an industry leading, data-driven addition to our tech stack, successfully incorporating several layers of artificial intelligence (AI), predictive analytics, and automation in the application of data science, audience insights and tech-powered creative, an integrated and holistic system designed to optimize performance in real time for our brand and agency customers. We have successfully taken our new AI-powered data science solutions to market through various ongoing sales and marketing activities and are currently activating campaigns and delivering impact for both existing and new customers. In addition, we are actively assessing  the mergers and acquisitions (M&A) landscape to identify potential acquisition targets, whether creative, media or technology companies, with stable customers and revenues, that can drive improved business outcomes through integrated access to the Socialcom media services solution.

The Company continues to pursue opportunities to expand and improve upon its current technology offerings in an effort to seek new sources of revenue and enhance customer experience and results. To that end, in FY 2022 Socialcom launched Admatx, a powerful self-serve DSP built on the industry’s leading DSP, centered around the principle of democratizing access to enterprise-level adtech by placing control into the hands of the customer without requiring a prohibitive minimum spend or a long-term subscription commitment, and more recently in FY 2023 Socialcom launched AXi an innovative suite of advanced privacy-first data science tools, delivering first-party data visualization, sophisticated customer journey mapping, predictive audience modeling, and automated campaign optimizations. These tools can be deployed throughout the entire digital customer journey, helping marketers successfully identify, model and target the right audiences, with the goal of significantly improving performance and optimizing spend toward greater ROAS at scale. As of the date of this Offering Circular, the Company cannot predict with certainty the impact these and other developments will have on its financial and operating results, although management anticipates seeing the benefits of these new technologies in future periods.

Trends and Uncertainties

Our operations and industry are subject to the following trends and uncertainties:

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, some advertisers may allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Developments in the Programmatic Advertising Market

Our operating results and prospects will be impacted by the overall adoption of programmatic advertising by inventory owners and content providers, as well as advertisers and the agencies and service providers that represent them. Programmatic advertising has grown rapidly in recent years, and any acceleration or slowing of this growth may affect our operating and financial performance. In addition, even if the programmatic advertising market continues to grow at its current rate, our ability to position ourselves within the market will impact the future growth of our business.

In addition, technological and other changes and developments in the digital ad space will also affect our operations and operating results. For example, many websites including Google are expected to update or alter their privacy settings and practices in the coming years, including by eliminating “cookies” and the collection of personal identifiable information about users, for which we and our industry will need to adjust in order to maintain and grow our operations.

Growth in and Retention of Customers

Our ability to generate and maintain revenue depends on retaining our existing customers and adding new customers. Our customers consist of small-to-medium sized businesses, with spending patterns that can be inconsistent or unpredictable. We also depend on a relatively small number of customers for a large proportion of our revenue streams. As a result, future revenue and growth depends upon our ability to retain our existing customers and to gain a larger amount of their advertising spend through our platform and related services.

Labor Shortages

Because of our focus on digital advertisements and the underlying technology and infrastructure involved in those processes, as well as providing a wide variety of businesses with their digital marketing needs, our operations depend on procuring, training and maintaining skilled personnel to assist us and our customers in fulfilling these demands. In recent periods, macroeconomic factors have contributed to labor shortages in the U.S. across industries. As a result of this and other factors, in FY 2022 the loss of certain personnel, including members of our sales and customer support team, adversely impacted our operating results in that period. If the tightened labor market trend continues in general or for our business in particular, this trend could persist.

Omnichannel Access

Because we assist in the selection and purchase of advertising inventory across a wide variety of formats for our customers, such as display, mobile, video, audio, social and native, our future growth will depend on our ability to maintain and grow the inventory of, and customer spend on, advertising channels. For instance, as we proceed further into the digital age, new channels can arise rapidly and gain popularity within relatively short periods, diverting attention from existing channels and forcing stakeholders in the industry, including us, to adapt quickly. Further, each channel we now or may in the future access to service our customers has its own policies in terms of content and use, and we must continually monitor and adhere to these requirements to continue to access those channels for our customers. We believe that our ability to integrate and offer access to new means of digital communication, such as Connected Television (CTV), digital out-of-home (DOOH), and digital radio advertising inventory and to manage the increased costs that will accompany these developments, will impact the operating results and future growth of our business.

Results of Operations for the Years Ended December 31, 2022 and 2021

Revenue

During FY 2022, revenue was $17,619,504, a decrease of $12,152,413 or 40.8% compared to revenue of $29,771,957 during FY 2021. The reason for the decrease was due to a loss of certain key customers and decrease in revenue from certain key customers, loss in key personnel, and macro-economic factors as described above under.

Costs of Revenue

During FY 2022, costs of revenue was $11,469,539, a decrease of $7,657,404 or 40.0% compared to costs of revenue of $19,153,943 during FY 2021. The decrease was driven primarily by a corresponding decrease in revenue as detailed above.

Our gross profit margins were approximately 35% in FY 2022 compared to 36% in FY 2021. The relative consistency between periods resulted from the decrease in revenue being coupled with a commensurate reduction in expenditures, including as a result in a reduction in workforce.

Operating Expenses

During FY 2022, operating expenses were $10,318,956, a decrease of $898,334 or 8.0% compared to operating expenses of $11,217,290 during FY 2021. The decrease was driven primarily by decreases in personnel related expenses related to sales and operations arising from the loss of certain members of those teams.

Other Income (Expense), Net

Interest expense, net: During FY 2022, interest expense, net of interest income, was $606,678, a decrease of $113,230 or 15.7% compared to interest expense, net of interest income, of $719,908 during FY 2021. The decrease was due to lower interest charges incurred on our long-term debt financing and our short-term accounts receivable financing.

Gain on forgiveness of debt: During FY 2021, we had a gain on forgiveness of debt in the amount of $2,434,773 in connection with the forgiveness of two Paycheck Protection Program (PPP) loans. There were no comparable transactions in FY 2022.

Refundable tax credits, net of costs: During FY 2021, we received refundable tax credits in the amount of $737,137 (net of costs) pursuant to the Employee Retention Tax Credit program from the US Treasury. There were no comparable transactions in FY 2022.

Results of Operations for the Nine Months Ended September 30, 2023 and 2022

Revenue

Revenue was $11,665,082 for the nine months ended September 30, 2023, a decrease of $1,128,384, or 8.8% compared to revenue of $12,793,466 for the nine months ended September 30, 2022. The decrease in revenue was primarily due to a loss of certain key customers and decrease in revenue from certain key customers resulting in part from the loss of key personnel, as well as trends in our industry and the U.S. economy including an increased in-housing of media buying by advertisers and agencies, inflationary pressures, interest rate hikes and recessionary concerns resulting in diminished demand and consumer spending. In response to these developments, management has taken steps to improve the employee experience and in turn improve employee retention, and enhance our product offerings and strengthen our core solutions to the middle market in order to drive increased customer acquisition, improved market differentiation and also campaign performance.

Costs of Revenue

Cost of revenue was $7,656,550 for the nine months ended September 30, 2023, a decrease of $1,315,746, or 14.7% compared to $8,972,296 during the nine months ended September 30, 2022. The decrease was driven primarily by a corresponding decrease in revenue as detailed above, as well as reduced operational costs related to the delivery of campaigns on lower revenues.

Our gross profit margins were 34% during the nine months ended September 30, 2023 compared to 30% during the nine months ended September 30, 2022. The increase was driven primarily by an increase in higher margin revenue delivered during the nine months ended September 30, 2023.

Selling, General, and Administrative Expenses

Operating expenses were $7,081,210 for the nine months ended September 30, 2023, a decrease of $702,203, or 9.7%, compared to $7,273,281 during the nine months ended September 30, 2022. The decrease was driven primarily by decreases in expenses related to sales and operations arising from the loss of certain members of those teams and lower operational costs due to lower revenue.

Legal Settlement

Legal settlement expense was $894,274 for the nine months ended September 30, 2023, an increase of $894,274, or 100%, compared to $0 during the nine months ended September 30, 2022. The increase is due to an increase in the amount of liability claimed by a vendor in a legal dispute and to court costs. See note 16.

Other Income (Expense), Net

Other income (expense) consisted of interest expense net of interest income, which was $1,611,270 during the nine months ended September 30, 2023, an increase of $1,014,891, or 673.2%, compared to interest expense of $454,463 during the nine months ended September 30, 2022. The increase was driven primarily by the amortization of the discount on the Decathlon loan and to increased principal balances under our notes payable.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are revenue generated from operations, levels of accounts receivable and accounts payable and capital expenditures. The following summarizes our liquidity and cash flows and certain additional information management considers to be relevant to an evaluation of these measures.

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily influenced by growth or decline in operations, increases or decreases in collections from our customers, and related payments to suppliers for advertising media and data. Cash flows from operating activities are typically affected by changes in the components of working capital, particularly changes in accounts receivable, accounts payable, and accrued liabilities. Timing differences from cash receipts from customers and payments to suppliers have a significant impact on our cash flows from operating activities. We often pay suppliers in advance of collections from our customers. Our collection and payment cycles can vary from period to period, and we additionally expect seasonality to impact cash flows from operating activities on a quarterly basis during the year.

For the years ended December 31, 2022 and 2021

Net cash provided by (used in) operating activities decreased from $332,185 provided by operating activities for FY 2021 to ($4,360,072) used in operating activities for FY 2022. The net decrease was primarily due to net loss of ($4,802,669) partially offset by decreases in accounts payable and increases in non-cash add backs during the period.

In FY 2022, cash used in operating activities of ($4,360,072) resulted primarily from a net loss of ($4,802,669), adjusted for non-cash items totaling $1,327,302 and a net decrease of ($884,705) in the components of our working capital. The $1,327,302 in non-cash adjustments to net income are attributable to charges of $549,570 related to amortization of our office lease, $431,817 for employee stock-based compensation, $206,947 for depreciation and amortization, and $138,968 for bad debt expense. The change in the components of working capital affected cash flow from operating activities because the following current liabilities were reduced during the year: accrued settlement decreased by $625,000, operating lease liability decreased by $583,884, accounts payable decreased by $575,237, acquisition liability decreased by $150,000, and deferred revenue decreased $129,776. These uses of cash were partially offset by a reduction in current assets during the period, primarily accounts receivable which was reduced to $1,246,298.

In FY 2021, cash provided by operating activities of $332,185 resulted primarily from net income of $1,852,726 adjusted for non-cash items totaling $1,626,953 and a net increase of $109,412 in the components of our working capital. The $1,852,726 in non-cash adjustments to net income are attributable to a $2,434,773 gain on forgiveness of debt partially offset by $520,190 related to amortization of our office lease, $180,145 for depreciation and amortization of assets, $63,826 for employee stock-based compensation and $40,659 for bad debt expense. The change in the components or working capital of $109,412 was primarily due to a decrease of $2,495,301 in accounts receivable partially offset by a $1,729,478 million decrease in accounts payable and a $539,466 decrease in our operating lease liability.

For the nine months ended September 30, 2023 and 2022

For the nine months ended September 30, 2023, cash used in operating activities of ($2,752,819) resulted primarily from a net loss of ($5,578,222) adjusted for non-cash items totaling $2,587,303 and a net increase of $237,600 in the components of working capital. The $2,587,303 in non-cash adjustments to net income are attributable to primarily to charges of $1,172,638 in connection with a minimum interest liability on the Decathlon Loan; $512,153 related to employee stock-based compensation, and $432,901 for amortization of our office lease. The change in the components of working capital of $237,600 was due primarily to a ($1,424,950) increase in accounts receivable and a $1,108,089 increase in accounts payable, with the remaining change attributable to normal operational fluctuations in current assets and current liabilities.

For the nine months ended September 30, 2022, cash used in operating activities of ($3,741,713) resulted primarily from a net loss of ($3,906,574) adjusted for non-cash items totaling $855,848 and a net decrease of ($690,987) in the components of working capital. The $855,848 in non-cash adjustments to net income are attributable primarily to charges of $409,298 for amortization of our office lease and $208,540 related to employee stock-based compensation. The change in the components of working capital of ($690,987) during the period was due primarily to a $1,155,758 decrease in accounts receivable and a ($551,077) decrease in accounts payable, with the remaining change attributable to normal operational fluctuations in current assets and current liabilities.

Cash Flows from Investing Activities

Our primary investing activities consist primarily of the purchase of fixed assets and costs paid for the development of software to improve our platform. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

For the years ended December 31, 2022 and 2021

In FY 2022, we used $108,834 of cash in investing activities, consisting of $19,740 to purchase fixed assets and $89,094 invested in capitalized software.

In FY 2021, we used $77,231 of cash in investing activities, consisting of $26,297 to purchase fixed assets, $43,454 invested in capitalized software, and $7,642 related to the acquisition of BigBuzz Marketing Group.

For the nine months ended September 30, 2023 and 2022

For the nine months ended September 30, 2023, we used $1,031,340 of cash in investing activities, consisting of $1,000,786 invested into securities related to the funding of the surety bond described in Notes 13 and 16, $21,848 invested in capitalized software and $8,706 to purchase fixed assets.

For the nine months ended September 30, 2022, we used $87,145 of cash in investing activities, consisting of $70,932 of cash for the development of software and $16,213 of cash used to purchase fixed assets.

Cash Flows from Financing Activities

Our financing activities consisted primarily of the sale of common and preferred stock, borrowings and repayments of our debt, proceeds from forgiveness on borrowings, proceeds from the exercise of options issued under our equity compensation plan.

For the years ended December 31, 2022 and 2021

In FY 2022, cash provided by financing activities of $1,417,575 was primarily due to $1,000,000 in proceeds from the sale of common stock and $550,000 in proceeds from notes payable, partially offset by $132,530 in principal payments on loans.

In FY 2021, cash provided by financing activities of $731,672 was primarily due to $1,104,122 in proceeds from PPP loans and $34,275 in proceeds from stock option exercises, partially offset by $399,225 in principal payments on loans and cash paid for a distribution to an investor.

For the nine months ended September 30, 2023 and 2022

For the nine months ended September 30, 2023, cash provided by financing activities of $3,754,458 was due to $2,100,000 in proceeds from the issuance of convertible notes payable to related parties, $1,500,000 in proceeds from the sale of preferred stock, $500,000 in proceeds from the sale of common stock, and $5,071 from the exercise of stock options, partially offset by $350,613 in principal payments on loans.

For the nine months ended September 30, 2022, cash provided by financing activities of $965,900 was due to $500,000 in proceeds from the issuance of notes payable to related parties, $500,000 from the sale of common stock, and $50,000 in proceeds from notes payable, partially offset by $84,040 in principal payments on loans.

Non-GAAP Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before (a) certain stock-based compensation expense, (b) costs attributable to non-recurring settlement expense, legal activity, professional fees, and other transaction and offering costs, (c) interest, (d) tax, and (e) depreciation and amortization. We use Adjusted EBITDA to evaluate the performance of our core business operations. We believe that information about Adjusted EBITDA assists investors by allowing them to evaluate changes in the operating results of our business separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results. Adjusted EBITDA is not calculated or presented in accordance with GAAP. Accordingly, Adjusted EBITDA should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among other companies; thus, Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

The following table sets forth the reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP financial measure for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
Adjusted Net (Loss) Income	2022	2021
Net (Loss) Income	$(4,802,669)	$1,852,726
Interest, net	605,205	723,579
Taxes	800	475
Depreciation and Amortization	206,947	180,145
EBITDA	$(3,989,717)	$2,756,925
Stock-based compensation costs	431,818	63,790
Settlement expense (1)	-	-
Litigation expense (2)	125,919	230,465
Transaction costs (3)	87,091	-
Adjusted EBITDA	$(3,344,889)	$3,051,175

1.	Relates to one-time settlement accrual for Zeta dispute as described in Legal Proceedings below.
2.	Relates to litigation expense specific to Zeta dispute as described in Legal Proceedings below.
3.	Relates to legal and consulting fees specific to share exchange as described in Note 1 to the financial statements contained in this report.

The following table sets forth the reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP financial measure for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted Net Loss	2023	2022	2023	2022
Net Loss	$(1,637,337)	$(1,053,487)	$(5,578,222)	(3,906,574)
Interest, net	1,165,641	150,750	1,611,270	454,463
Taxes	-	-	25	1,791
Depreciation and Amortization	56,493	54,927	169,485	150,184
EBITDA	$(412,203)	$(847,810)	$(3,797,442)	$(3,300,136)
Stock-based compensation costs	94,911	156,028	512,153	208,540
Settlement expense (1)	-	-	894,274	-
Litigation expense (2)	3,000	-	28,122	105,067
Transaction costs (3)	27,727	-	198,174	-
Adjusted EBITDA	$(289,565)	$(691,782)	$(2,164,719)	$(2,986,529)

1.	Relates to one-time settlement accrual for Zeta dispute as described in Legal Proceedings below.
2.	Relates to litigation expense specific to Zeta dispute as described in Legal proceedings below.
3.	Relates to legal and consulting fees specific to share exchange as described in Note 1 to the financial statements contained in this report.

Liquidity and Capital Resources

As of October 30, 2023, we have unrestricted cash on hand of approximately $112,285. Management believes this amount is not sufficient to meet our operating needs for the next 12 months, and in order to meet our working capital requirements, we will need to either raise sufficient capital or reduce our expenditures. We will rely on our ability to improve operating cash flow or raise additional capital through the sale of debt or equity securities and draw on our existing credit facility, in addition to our existing cash and cash equivalents to meet our working capital requirements for at least the next 12 months.

As of December 31, 2022 and December 31, 2021 we had cash of $485,053 and $3,536,384, respectively, and working capital (deficiency) of ($3,141,119) and $202,621, respectively. The decrease in working capital is primarily attributable to our net loss of ($4,802,669) during FY 2022, which was due to a loss of certain key customers and decrease in revenue from certain key customers, loss in key personnel, and macro-economic factors (see above).

The Company’s working capital position is not sufficient to support the Company’s operations for the 12 months subsequent to the date of this Offering Circular. The Company’s ability to continue as a going concern is dependent upon its ability to improve cash flow and the ability to obtain additional financing, including potentially through proceeds raised in this offering. These and other factors substantial doubt about the Company’s ability to continue as a going concern in the following 12-month period.

Our recent financing transactions and outstanding indebtedness are summarized below.

Series A Financings

On September 28, 2021, Socialcom sold 50,000 shares of Series A to an accredited investor for a total of $100,000 in gross proceeds.

On November 22, 2022, Socialcom sold 20,000 shares of the Series A to an accredited investor for $40,000 in gross proceeds.

On January 30, 2023, Socialcom entered into the SPA referred to above under “Business-Share Exchange” which as amended provided for the Secondary Financing for total gross proceeds to Socialcom of $1,500,000. The first tranche of the Secondary Financing, in which Socialcom sold 25,000 shares of Series A for $750,000, closed simultaneously with the Closing of the Exchange. The second tranche of the Secondary Financing in which Socialcom sold an additional 25,000 shares of Series A for an additional $750,000 closed on May 25, 2023.

Financing Agreements

On June 13, 2019, Socialcom entered into an accounts receivable financing and security agreement (the “Financing Agreement”) with SLR Digital Finance, LLC (formerly known as Fast Pay Partners LLC) as the lender, which was amended on September 18, 2023. The Financing Agreement as amended has a maximum loan amount of $2,000,000 and an interest rate per annum equal to 5% plus the “prime rate,” which is defined as the higher of the highest rate as reported by the Wall Street Journal or 8.5%. The Financing Agreement also provides for a financing fee equal to 1/12th of the facility interest rate and additional monthly financing fees of 1/12th of the facility interest rate, and a facility fee equal to 1.5% of the maximum amount. The Financing Agreement is subject to an early termination fee equal to 2% of the maximum amount available under the Financing Agreement. Further, the Financing Agreement provides that Socialcom shall at all times use at least 20% of the maximum amount. The revolving credit facility under the Financing Agreement is secured by the trade accounts receivable of Socialcom and guaranteed by its assets and the assets of Vado, including the Socialcom common stock Vado holds representing 100% of the outstanding Socialcom common stock. Upon any event of default, the lender may, among other things, immediately demand repayment of all advanced amounts thereunder, or foreclose on the collateral. The Financing Agreement provides, among other things, that the lender can immediately terminate the Financing Agreement and demand payment. In addition, Jason Wulfsohn, our Chief Executive Officer and a principal stockholder, guaranteed the loan and pledged his shares of Vado common stock to secure payment. For information on the risks involving the Financing Agreement, see the risk factor titled “The terms of Socialcom’s recently amended loan facility could result in the loss of the Socialcom business or result in a change of control of Vado were a default to occur, or cause other material adverse consequences” at page 5 of this Offering Circular.

On December 31, 2019 Socialcom borrowed $3,000,000 (the “Decathlon Loan”). The Decathlon Loan is due June 30, 2024 and is secured by all the assets of Socialcom. The Decathlon Loan accrues interest at a variable rate based upon internal rate of return targets, which interest multiple is subject to increase by 0.015 upon an event of default. The effective rate of interest for the years ended December 31, 2021 and 2020 was approximately 17%. Repayments are required based upon a fixed percentage of our earned revenue. If not repaid prior the final balance is due on June 13, 2024. The Decathlon Loan is subject to minimum interest that escalates over the term of the loan. At December 31, 2022 and 2021, the potential liability for unearned minimum interest was $1,661,504 and $1,462,173, respectively. During the year ended December 31, 2022, Socialcom made principal and interest payments in the amount $132,530 and $402,648, respectively, on the Decathlon loan. During the year ended December 31, 2021, Socialcom made principal and interest payments in the amount $399,225 and $450,692, respectively, on the Decathlon Loan.

Related Party Indebtedness

As disclosed in “Related Party Transactions” and in footnote 11 to our financial statements for FY 2022 and FY 2021, in addition to the litigation indebtedness described below Socialcom has total of $1,100,000 in outstanding related party indebtedness payable to our officers and directors or affiliated entities. $600,000 of this indebtedness accrues interest at 15% per annum and matures in March 2024 with the remaining $500,000 accruing interest at 8.25% per annum and maturing in December 2025.

On February 7, 2023, in connection with the Zeta litigation described under “Legal Proceedings,” Socialcom borrowed $800,000 from Kahala19 LLC, an entity controlled by Reeve Benaron, the Company’s director and a principal shareholder. The note accrues interest at 7.25% per annum and matures in December 2023. The interest rate is subject to increase to 18% upon the occurrence of an event of default. In March 2023, we issued Kahala 19 LLC an identical note and it cancelled the Socialcom note. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of approximately $0.233 per share.

On May 16, 2023, in connection with the Zeta litigation described under “Legal Proceedings,” Socialcom borrowed $1,300,000 from a trust controlled by Jason Wulfsohn, the Company’s Chief Executive Officer and a principal shareholder. The note accrues interest at 7.25% per annum and matures in December, 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of $0.32 per share.

On November 15, 2023, the Company borrowed $625,000 from a trust controlled by Jason Wulfsohn, the Company’s CEO and a principal shareholder, and issued a convertible promissory note in the principal amount of $625,000. The note accrues interest at 8.5% per annum and matures in December 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of $0.32 per share.

SBA Loan

On July 7, 2020 Socialcom borrowed $150,000 pursuant to the Small Business Administration Economic Injury Disaster Loan Program (the “EIDL Loan”) established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). On March 31, 2022, Socialcom borrowed an additional $50,000 under the EIDL Loan. Under the EIDL Loan, payments in the amount of $989 per month are due beginning in January 2023. The term of the EIDL Loan is 30 years, and the annual interest rate is 3.75%. EIDL Loan recipients can apply for, and be granted forgiveness for, all or a portion of loans granted if certain conditions are met. During the years ended December 31, 2022 and 2021, Socialcom accrued interest in the amount of $6,935 and $5,410, respectively, on the EIDL Loan. EIDL Loan amounts in excess of $25,000 are secured by Socialcom’s assets.

General

To meet future capital requirements, we plan to raise additional capital through the sale of equity securities or through equity-linked or debt-financing arrangements. Our primary goal is to raise all $8 million from this offering.

There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next 12 months is below our expectations, our liquidity and ability to operate our business could be adversely affected. We continue to monitor macro-economic factors such as inflationary pressures, continued Federal Reserve and other central bank interest rate hikes and recessionary fears, and the lingering impact of COVID-19, all of which may affect our working capital requirements.

OUR BUSINESS

General Information

Vado Corp. (the “Parent,” the “Company,” “we,” “our” or “us”) was incorporated in the State of Nevada on February 10, 2017. Effective February 24, 2023, the Parent completed a reverse merger transaction with Socialcom, which as a result became our subsidiary. At the same time, we also changed our fiscal year end from November 30 to December 31. The financial results and business descriptions contained in this Offering Circular reflect the foregoing business combination and the business and operations of Socialcom. For more information on our acquisition of Socialcom and related transactions, see “Share Exchange” on page 35.

Our Business

Socialcom, our operating subsidiary following the February 2023 share exchange described below, was incorporated in the State of California on March 8, 2013, for the purpose of delivering integrated advertising and technology services to independent agencies and brands.

The Socialcom platform, both self-service (whereby the Socialcom customer fully manages their own campaign utilizing the company’s platform solutions) and managed service (whereby the company acts on behalf of the Socialcom customer to fully manage their campaign utilizing the company’s platform solutions), enables Socialcom to provide integrated digital advertising services to its customers, with the goal of driving integrated omnichannel performance, powered by advertising technologies, data-driven campaign optimization, analytics and insights, advanced attribution, as well as creative services. Since its inception the strategic focus of Socialcom has been oriented toward middle-market businesses, a significant and generally underserved segment of the larger U.S. economy, especially with respect to their need for powerful enterprise advertising technology solutions to drive improved business outcomes and level the playing field against often larger, better-funded competitors.

Socialcom operates tdX, an omnichannel trading desk platform, providing unified buy-side access to a significant number of available performance channels and relating technologies, including 24 platforms across programmatic, display, CTV, digital out-of-home (DOOH), and programmatic audio, along with paid search and social media solutions. Taken together, tdX represents a holistic performance solution, unified by Socialcom’s robust data infrastructure, delivering powerful real-time campaign learnings and cross-channel performance insights, along with sophisticated analytics designed to deliver scalable and sustainable campaign outcomes. Through tdX, Socialcom evaluates a customer’s advertising needs, prepares an ad campaign strategy, and executes that strategy on the customer’s behalf.

The Socialcom business model and strategic plan envisions embracing future-first solutions, recognizing ongoing changes and opportunities in the ad tech landscape, from predictive analytics, data deployment and usage, to emerging technologies across creative, supply optimization, and emerging performance platforms.

Socialcom also launched Admatx in late FY 2022, which is a simplified digital ad trading platform designed for customers to engage in self-service in their digital ad campaigns. Unlike larger trading desks, Admatx is accessible without any spending minimums, rendering it more affordable for smaller businesses which are unwilling or unable to commit to deploying a specified portion of capital towards their campaigns.

In addition, in early FY 2023, Socialcom launched AXi an innovative suite of advanced privacy-first data science tools, delivering first-party data visualization, sophisticated customer journey mapping, predictive audience modeling, and automated campaign optimizations. These tools can be deployed throughout the entire digital customer journey, helping marketers successfully identify, model and target the right audiences, with the goal of significantly improving performance and optimizing spend toward greater ROAS at scale.

Our History

In 2013, co-founders Reeve Benaron and Jason Wulfsohn formed Socialcom by bringing together three businesses they held: a creative agency, a digital performance agency, and a demand side platform (DSP) or programmatic media-buying platform. The core areas of expertise represented by each of these companies – creative and brand building, performance marketing and ad tech – still defines Socialcom’s unique competitive advantage today, as it continues to lean into full-funnel and omnichannel performance solutions for independent agencies and brands. During the last 10 years Socialcom has experienced significant achievements in terms of growth, market relevance, and product innovation, evidenced by an array of prestigious industry awards, including being named one of the fastest-growing companies in America by Deloitte, The Financial Times and the Los Angeles Business Journal, as well ranking on the Inc. 5000 list for four consecutive years, starting in 2019 and most recently in 2022. In 2021, Socialcom was an AdExchanger finalist for Best Programmatic Capabilities, a W3 Silver Award winner for best integrated campaign and in 2022 Socialcom VP of Partnership Solutions, Danielle Gale, was honored by Cynoposis as one of the Top Women in Media.

Share Exchange

On February 24, 2023, the Company completed the share exchange (the “Exchange”) contemplated by the Share Exchange Agreement (the “Exchange Agreement”) dated January 30, 2023 with Socialcom and the stockholders of Socialcom signatory thereto (the “Closing”). Pursuant to the Closing of the Exchange, the Company issued the Socialcom stockholders signatory thereto a total of 169,434,640 shares of the Company’s common stock, representing approximately 96% of the shares of the Company’s outstanding common stock after giving effect to such issuance, in exchange for all of the shares of Socialcom common stock held by such Socialcom stockholders. As a result of the Closing of the Exchange, Socialcom became an approximately 96.6% owned subsidiary of the Company.

In connection with the Exchange, the Company also agreed to the following: (i) the cancellation of 93 million shares of common stock held by David Lelong, a director of the Company who at that time was also the Company’s sole officer, which cancellation was effected at the Closing, (ii) the issuance 22,793,540 options to purchase common stock of the Company to Socialcom directors, officers, employees and consultants under the Company’s 2023 Equity Incentive Plan in exchange for the cancellation of 2,604,976 outstanding Socialcom stock options held by such persons, and (iii) execution of the Stock Purchase Agreement (the “SPA”) for a financing resulting in gross proceeds to the Company of $1,500,000 (the “Secondary Financing”). The first tranche of the Secondary Financing, in which the Company sold 25,000 shares of Series A Convertible Preferred Stock (the “Series A”) for $750,000, closed simultaneously with the Closing of the Exchange. The second tranche of the Secondary Financing in which the Company sold an additional 25,000 shares of Series A for an additional $750,000 closed on May 25, 2023.

Effective at the Closing, the number of directors of the Company was fixed at three, and Jason Wulfsohn and Reeve Benaron were appointed to serve on the Board of Directors. Effective upon the Closing, David Lelong tendered his resignation as the sole officer of the Company, and Jason Wulfsohn and Ryan Carhart were appointed as the Company’s Chief Executive Officer and Chief Financial Officer, respectively. Mr. Lelong remains as a director.

Following the Exchange, in May 2023 the Company issued a total of 6,015,757 shares of common stock in exchange for 687,515 shares of Socialcom commons stock held by the then minority shareholders of Socialcom. As a result of the foregoing Socialcom became a wholly-owned (rather than a 96.6% owned) subsidiary of the Company.

Our Industry

Digital advertising is a rapidly growing industry that is constantly evolving, in a highly competitive, increasingly complex marketplace. Magna forecasts a 3.7% increase in total U.S. ad spending in 2023 with digital formats expected to increase by 7.7%, while non-digital formats decrease by 5.9%. According to Statista, advertisers in 2021 in the United States spent nearly 106 billion U.S. dollars on programmatic digital display advertising with expenditures expected to increase to nearly 142 billion U.S. dollars by the end of 2023.

In its 10 years of operations Socialcom has been a leader in providing complete end-to-end solutions for digital marketing, during which time our industry has experienced major changes that are expected to continue to transform our industry. These include:

Reduce access to third-party data: Beginning in 2024, Google is expected to phase out the system of third-party “cookies’’ that has dominated the addressable advertising industry for over a decade. While third-party data is already significantly weakened by evolving privacy policies, this full deprecation is expected to create significant opportunities for next-generation technology companies that can provide media buying solutions and minimize performance disruption for advertisers and agencies. As increasingly savvy audiences grow fatigued with the proliferation of “ad noise” in the ecosystem, concerned with data privacy and more likely to opt out of tracking when given the option, it becomes more challenging for marketers to reach their audiences and accurately track performance metrics. Socialcom thrives in delivering actionable solutions and tactics that help our customers stay ahead of this rapidly accelerating curve.

Increased use of artificial intelligence (AI) and machine learning: These technologies allow for more targeted and personalized advertising, as well as improved ad placement and optimization.

Shift to mobile: With more and more people using mobile and multiple devices to access the internet, mobile advertising is becoming increasingly important.

Growth of omnichannel advertising: Amid the rise of over-the-top (OTT), CTV and social media platforms continue to rival and in many cases overtake traditional linear broadcast, advertisers and audiences have embraced an omnichannel, “Everything, Everywhere, All at Once” expectation.

Increased focus on privacy and data protection: With growing concerns about data privacy and security, companies are investing in new technologies and practices to protect consumer data and ensure compliance with regulations.

Emergence of new ad formats: From augmented reality to interactive video, innovative ad formats offer new ways for brands to engage with consumers, and for customers to engage with brands.

Growth of Programmatic Advertising: Accurate audience segmentation with more efficient targeting and measurable results facilitates more sophisticated digital content delivery across multiple platforms. This results in more personalized content, and greater customer engagement, which in turn translates into higher retention and extended customer lifecycles, representing additional opportunities to sell and upsell customers.

Results for small- and mid-sized businesses: While large companies have been able to deploy massive, expensive, enterprise solutions, the rise of highly targeted, measurable and efficient advertising technologies, powered by programmatic expertise, has enabled small and mid -sized businesses to effectively harness the same power of digital media in equally meaningful ways. Localized campaigns, yielding measurable results and higher advertising return on investment (ROI), means these companies can deploy marketing dollars and make decisions on their digital spend based on measurable success metrics linked to their digital campaigns.

Audience segmentation means delivering for traditionally underserved sectors: Granular dissection of audience profiles allows for significant audiences that may have been ignored or overlooked to be served. The definition of underserved audiences may include multi-cultural, minority and LGBTQ+ which combined, according to some estimates, make up an increasing percentage of the U.S. population, a trajectory that some expect to continue. Advertisers increasingly want to connect with these segments of the population in their natural media consumption environment and to learn from the insights gathered from these consumers.

Industry fragmentation: There are clear indicators that the fragmentation of the digital advertising landscape will continue to accelerate with more destinations, more suppliers, more measurement and more data. The resulting complexity and friction places an even greater premium on the tools, products, interfaces and expertise to navigate the fragmented landscape. Simply put, when everything is broken into pieces that do not talk to each other, the need for connective tissue is greatest. This need for a new interoperability presents a sizable opportunity for an integrated and unified solution.

Our Market Opportunity

We identify our core market opportunity as small to medium sized businesses that comprise the mid-market sector, often defined as companies reporting up to $1 billion to 3 billion in annual revenue. These companies combined, are generally considered to represent a majority of U.S. GDP.

Socialcom is highly effective at serving this market in three ways, through direct-to-consumer (D2C), business-to-business (B2B) and business-to-consumer (B2C), and across multiple verticals, from retail and ecommerce, health and wellness, to financial services, higher education, governmental agencies and consumer electronics to name just a few. We engage both directly with performance-oriented brands and also with the independently owned and operated digital ad agencies who service them. Estimates suggest there are over 10,000 digital advertising agency businesses in the U.S. as of 2023, an increase of over 18% from 2022.

Since the COVID-19 pandemic, and in a down economy, there is often greater pressure on ad spend performance. This has only grown the market reliance on digital performance tactics that are more measurable, more targeted and can be more directly linked to business goals. As marketers move more of their advertising budgets from brand to performance, this can drive an increasing and frequently unmet need for an integrated omnichannel solution that achieves improved performance and return on advertising spend (ROAS) outcomes, by effectively targeting audiences wherever they are, on any device, with the message they want, and at the moment they want it.

Our Solution

Socialcom is a performance-first omnichannel programmatic advertising company that partners with challenger brands and independent agencies to exponentially increase their revenues and lower their cost of customer acquisition through our unique combination of technology, data, and talent.

Our mission is to imbue every audience interaction across the digital ecosystem with measurable performance and bring those interactions together to deliver better business outcomes for our customers.

We work with our customers to deliver effective and flexible media plans built around digital strategies focused on the unique key performance indicators (KPIs) of every campaign, leveraging the widest available range of platforms and tactics from across the full-breadth of the digital media landscape. We deliver a suite of products and tools that allow marketers to engage and convert their desired audience segments with data-powered precision, driven by personalized messaging crafted to an exact moment within the non-linear conversion journey of today’s consumer. This is achieved with an array of specialized products, along with a unified tech stack that powers the journey from start to finish, from audience targeting to bespoke creative to powerful reporting tools.

We believe that Socialcom is exceptionally well positioned to continue to deliver results for both agency and brand direct customers, and we have built integrated, future-first products, platforms, and services to drive successful end-to-end campaigns:

For agencies, we offer strategic, omnichannel programmatic solutions using a combination of innovative technology, targeted media buying, data-driven analytics and high-impact creative to ensure better campaign performance. Our seamless omnichannel reporting tools can be clear-labeled for customers to quantify and visualize performance and attribution data.

For brands, our expert strategic teams leverage the latest programmatic and machine learning technologies to analyze and optimize across 24 real time ad platforms, using a suite of tools designed to maximize any ad spend, all continuously optimized with real-time data, actionable insights, and omnichannel performance tracked in one seamless, unified dashboard. Analyzing millions of historical data points with our machine learning technology, every campaign’s unique goals and KPIs are considered to ensure we recommend and deploy the optimal blend of platforms and channels that will deliver meaningful performance results.

Our business intelligence tools collect data across the entire user journey, reporting trends on channel, tactic, platform, audience, media type and creative. Comprehensive access to this data, including by activating an array of post-cookie solutions, puts relevant insights and learnings directly into the hands of our buyers and also our customers, offering clear ways to understand which campaigns are most effective and why, while also providing the insights for our buying team and traders to continuously optimize media plans to drive growth. Although anticipated cookie restrictions pose challenges to our industry, as described below under “Risk Factors,” we believe they also pose opportunities to digital ad enterprises willing to adapt to the industry changes that will result.

Our in-house creative team, AX Studio, crafts captivating and high-performing digital ad content from landing pages to animated ad units, as well as photo shoots and video production. We offer a full range of capabilities in branding, design and production across the spectrum of app, web, photo and video. With this ability to produce a full end-to-end service for our performance customers, we not only drive multiple revenue streams for our company, but we harness each of our core service solutions to ensure successful, sustainable and scalable campaigns for our customers, taking direct responsibility for their campaign success and ROI throughout every step of the campaign journey.

Products and Services

Omnichannel Platform

Socialcom’s key technology which enables it to provide digital advertising services to customers is tdX, an innovative omnichannel trading desk platform providing unified buy-side access at scale to the digital media ecosystem, including 24 performance platforms across programmatic, display, CTV, DOOH, and audio, along with search and social. tdX offers a holistic performance solution, unified by Socialcom’s robust data infrastructure, delivering real-time campaign learnings and cross-channel performance optimizations, along with sophisticated insights and predictive analytics demonstrated to drive scalable and sustainable campaign outcomes. Tech-enabled creative services, available from the Company’s internal creative team, Socialcom Studio, provides performance-oriented brand and product ad creative and other digital content for deployment within customer campaigns.

The 24 channels and platforms represented within tdX are comprised of multi-use web companies such as Google and Amazon, social media sites such as Facebook and TikTok, and programmatic advertising platforms such as theTradeDesk and AdsWizz, to name just a few. Socialcom uses tdX to prepare, analyze, execute, and monitor digital ad campaigns that are tailored to a customer’s specific digital advertising needs and desires.

By providing marketers comprehensive access to the digital advertising activities of each of these platforms within a single integrated system, Socialcom is able to deliver digital advertising solutions to its customers in a manner designed to more effectively execute and deploy their marketing strategies and locate, engage and convert target audiences. Through their managed service solution Socialcom is able to support their customers’ campaigns by leveraging the Company’s ability to deploy programmatic omnichannel advertising campaigns on the channels that can be accessed through tdX. Programmatic advertising refers to using software to purchase digital advertising space for distribution over the Internet. Programmatic advertising makes the purchasing of digital ads more efficient by employing computer technology to provide for a more streamlined and efficient ad space selection, purchasing and deployment process when compared to more traditional approaches such as contacting website operators directly and negotiating terms on an individualized basis. In this respect, we and our platform, together with the channels accessible on it, serve as an intermediary between customers seeking to execute an effective ad campaign, and the appropriate channels of digital communication on which to display digital advertisements to prospective consumers of the products and services being advertised.

Unlike non-digital advertising, digital advertising allows for more data-driven ad campaigns and can give real-time performance details of advertising campaigns and outcomes. The availability of user data and rich targeting capabilities makes digital advertising an effective and important tool for businesses to connect with their audiences. Socialcom’s software offers data analytics and makes strategic recommendations that assist users in making decisions to allocate their available advertising budgets and other resources towards platforms and ads that may better position their advertising campaign for success. In one key innovation, the platform evaluates over 250 specific campaign criteria, implementing up to 50 filters to help identify the best combination of platforms and channel combination to optimally deliver against a campaign’s unique KPIs, powered by a review of millions of historical campaign data points. As described below under “Competition” some of the DSPs and platforms available on tdX are both key partners as well as being our competitors.

In 2022 Socialcom launched Admatx, a powerful self-serve DSP built on the industry’s leading DSP, centered around the principle of democratizing access to enterprise-level adtech by placing control into the hands of the customer without requiring a prohibitive minimum spend or a long-term subscription commitment. Unlike tdX which is built to serve the needs of the middle-market, Admatx is focused entirely on the small-to-midsize businesses (SMB) marketer, looking for an easy-to-use performance DSP without any spend minimums. As discussed above, the scale of this addressable market is considerable, covering both smaller independent digital agencies and also brand direct relationships, representing a substantial portion of the U.S. economy.

During early FY 2023, the Company launched AXi an innovative suite of advanced privacy-first data science tools, delivering first-party data visualization, sophisticated customer journey mapping, predictive audience modeling, and automated campaign optimizations. These tools can be deployed throughout the entire digital customer journey, helping marketers successfully identify, model and target the right audiences, with the goal of significantly improving performance and optimizing spend toward greater ROAS at scale.

To supplement and enhance our technology offerings and customer experience and marketing capabilities, Socialcom also has an integrated creative team, which designs and develops targeted brand and product messaging to customers – in the form of static, animated and high-impact ad units, organic social content, including video, as well as landing pages and complete websites – with a view to strengthening performance outcomes with various target audiences.

Our Growth Strategy

We advise our customers to learn and iterate using data driven strategies to drive growth. If it’s good for our customers, it’s good for us too.

For this reason, we have developed a multi-pronged strategy designed to build on the momentum we have generated over the last 10 years and take advantage of significant growth opportunities moving forward.

Our strategic focus on underserved middle-market agencies and brands has enabled us to develop a market share for our offerings. However, although we have been consistently ranked as one of the fastest growing ad tech companies over the last four consecutive years by Inc. 5000, we have still only penetrated a fraction of the total addressable market. So while we continue to build on our momentum, delivering exceptional performance outcomes for our customers and driving sustainable repeat business, we are also evolving our sales and marketing strategies to drive improved outcomes, by building out internal and external lead generation solutions, plus improving efficiencies and streamlining both departments to strengthen impact and our ability to grow our customer base through more robust access to our targeted addressable markets.

That includes expanding geographically into underserved, potential high growth, international markets including Asia, the Middle East and Africa.

That also means product development and innovation in three key areas:

Predictive Analytics: our data science team can leverage powerful machine learning to produce statistical representations of customer behavior, without sacrificing privacy or quality, ensuring that our customers understand performance projections from the very start of every campaign. In addition, through a combination of advanced machine learning technology with high quality behavioral data, we can more accurately identify prospective customers across the full omnichannel landscape, driving improved performance outcomes throughout the campaign lifecycle. This end-to-end predictive model is intended to improve upon the performance of standard audience segments and native DSP targeting, enabling a dynamic bid-optimization solution that automatically adjusts bids based on the model’s prediction about a customer’s propensity to act. Ultimately this allows advertisers to allocate more budget to the ads and impressions that are most likely to perform, while also deploying campaigns faster based on recommendations that anticipate campaign performance pre-launch.

Supply Optimization: our technology team is developing solutions to ensure that our ad operations (ad ops) and buying teams are able to find the optimal route to the best performing programmatic and digital performance inventory, removing any redundant intermediaries and streamlining access to the best performing supply. We also anticipate the results of these tech powered innovations to include improved business processes for the company, in part by replacing unprofitable bids with those that ensure customers receive optimal value and improved outcomes for their digital media budgets.

Creative Automation: through industry partnerships our creative team is developing creative automation tools to remove design repetition tasks for the production of high-volume campaigns, reducing the need to manually crop, resize, and lay out image ads. Beyond this we are developing dynamic optimization solutions that create hyper-personalized ads based upon real-time data about the viewer at the moment of ad serving to ensure ads are both more relevant and better optimized toward performance. Our tools are able to interpret an array of meaningful targeting variables to ensure the most personalized ad is served.

That means continuing to expand into new channels and finding the customer where they are, from CTV to DOOH to programmatic audio.

And that means developing new and next generation opportunities for customers in emerging technologies, including augmented reality (AR) and virtual reality (VR), web3, non-fungible tokens (NFT) programs and metaverse integrations.

Moving forward we intend to advance our industry leading, data-driven approach to the next level, incorporating additional layers of AI, predictive analytics, and automation in the application of data science, audience insights and tech-powered creative, an integrated and holistic system designed to optimize performance in real time for our brand and agency customers.

Finally, we are constantly assessing the M&A landscape to identify potential acquisition targets, whether creative or media agencies, with stable customers and revenues, that can drive stronger business outcomes through integrated access to the Socialcom media services solution. With a proven track record of executing this model, through our prior purchase of Big Buzz Marketing Group, this is an approach that can drive revenue growth and expanded market share, plus enable us to improve operational and cost efficiencies by integrating teams and implementing other efficiency solutions.

Customers

The digital advertising industry is undergoing significant expansion, replacing traditional models and constantly refreshing newer models. In this evolving landscape we serve many of the constituents on the demand-side of the ecosystem, from performance-oriented brands that we work with directly, to middle-market ad agencies which we assist in providing services to third party businesses, with our revenue streams maintaining a split between D2C, B2B and B2C marketers, and across numerous verticals, reflecting our resilience in the face of temporary market fluctuations in specific sectors. Our customers represent a large range of business types, sectors and audiences.

In recent years, high-growth verticals for Socialcom have included, but are not limited to, ecommerce, financial services, health and wellness, higher education, D2C and government agencies. During this same period independent agencies, looking to leverage our technical and strategic expertise and access the broadest possible range of available performance channels – and without having to recruit and retain large internal teams or meet costly monthly minimum spend requirements on specific platforms – have also represented a significant opportunity for the Company.

We have a material amount of customer concentration with respect to our cumulative revenue. In FY 2022, five customers accounted for approximately 35% of our revenue, and 10 customers accounted for approximately 52%.

Competition

The digital advertising industry in general, and buy-side digital advertising industry in particular, is a highly competitive, technology-driven and constantly evolving industry with new market entrants frequently emerging, in part due to relatively few barriers to entry when compared to certain other industries. Overall digital advertising spending historically has been highly concentrated in a small number of very large companies that have their own inventory, including Google, Facebook and Amazon, as well as Internet and cellular service providers, all of which with which we compete for digital advertising space and demand. We also compete with larger publicly traded digital ad platform operators, such as theTradeDesk, Viant Technology, Inc. and Direct Digital Holdings, Inc., which have greater financial and other resources than we do, and smaller digital ad and related businesses with a specialized focus such as in serving a particular industry or geographic reach. Further, because of the online nature of our operations, the channels we offer access to on our platform are sometimes also our competitors, and customers may elect to terminate us as an intermediary and go directly to those platforms for their ad campaign with relative ease, with any obstacles to access including spend minimums and some technical knowledge.

Furthermore, there has been rapid evolution and consolidation in the advertising technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of competitive enterprises, particularly those that are already dominant in the industry in various ways, and enabling new or stronger competitors to emerge. Based on the current focus of our competitors, there is even more opportunity for engagement in the underserved and multicultural markets on which we focus, although this may be coupled with an increase of competitive offerings in response to this trend.

Human Capital

As of November 13, 2023, we have 45 employees, including 45 full-time employees and 0 part time employees, as well as 11 independent contractors.

We seek to hire the very best talent in the U.S. and since COVID-19 we also now hire internationally, and we endeavor to maintain good relations with a diverse workforce built upon the goal of delivering the optimal employee experience, from ongoing learning to professional growth to purpose and community outreach. Our longstanding policy of inclusiveness is designed to foster an environment that promotes innovation and a wide range of perspectives. Our work practices are founded on a fundamental respect for equity and inclusion and a commitment to ethical business conduct that extends to our relations with our employees, customers, and other stakeholders. We also actively measure employee engagement and satisfaction on an ongoing basis, as we believe a happy workforce leads to a more innovative, productive, and ultimately more successful enterprise.

Our culture leans into the core principles of passion, purpose, and performance with multiple opportunities for team members to participate in purpose-led projects, from pro-bono campaigns for impact organizations and nonprofits, to contributing to ongoing campaigns on behalf of various purpose-driven customers, covering advocacy, politics and sustainability. From a performance standpoint we seek to foster a working environment that consistently delivers learning and growth opportunities for each of our employees, while closely tying compensation, and specifically bonus payments, to the measurable performance of customer campaigns. Simply put, we endeavor to create a workplace environment where employees treat our customers’ success as linked directly to their own success, thereby producing high levels of professional drive and engagement throughout the entirety of the Company’s workforce.

Sales and Marketing

Socialcom focuses on maintaining effective sales and marketing teams, with the goal of robust out-bound market penetration and driving a high volume of high-quality in-bound leads. The sales team leverages leading enterprise tools for prospecting and lead generation, with powerful customer relationship management (CRM) and full-customer lifecycle management systems, and with sales leaders located in key markets across the United States, including New York, Dallas and San Francisco. Our marketing team, which works in close partnership with our strategy, ad ops and creative teams, leverages paid media, content marketing, organic content, webinars, events and public relations to drive awareness and visibility for the Socialcom brand and ensure we are driving strong in-bound lead generation. Team members at Socialcom are have often been quoted and published in trade publications that include Entrepreneur, Forbes, Digiday, Adweek, AdExchanger, Modern Retail, MarTech Series and AW360.

Government Regulation

In the United States, both federal and state legislation govern activities such as the collection and use of data and privacy issues in the advertising technology industry. International regulations also exist and are addressed only generally herein. As to the United States, federal and states laws may limit the ability to collect, augment, analyze, use, and share data. Applicable laws and regulations may change from time to time, including those relating to the level of consumer notice, consent, and/or choice required when a company employs cookies or other electronic tools to collect data about interactions with users online. Thus, the below constitutes a general summary of the applicable legal and regulatory environment at this time as well as some notable laws on the horizon.

If signed into law, the American Data and Privacy Protection Act (“ADPPA”) would give consumers certain rights over their data and require that businesses process data under a fiduciary obligation. While data collected to provide a service unrelated to advertising would remain a permitted use, under ADPPA, a business could not collect data simply for the purpose of targeting ads. The bill does carve out one exception related to advertising: It permits collecting data to measure the performance of advertisements. Additionally, ADPPA would also empower the FTC to regulate privacy in a more explicit manner.

In 2022, the ADPPA won bipartisan support in the U.S. House of Representatives, but was not passed in that prior Congress. Since the 2022 mid-term election winners took office in the new Congress, the ADPPA has not yet been voted on in the House, but there remains bi-partisan support. As of the date of this Offering Circular, debate surrounding a federal regulatory regime for data privacy remains ongoing.

Additionally, the Children’s Online Privacy Protection Act (“COPPA”) imposes restrictions on the collection and use of data provided by children under the age of 13 by child-directed websites or online services, such as apps, directed to children or any website if the collection of such data is known to the website or app operator.

Also, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. In addition, federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. Generally, the U.S. government has enacted legislation and regulations, and may enact further legislation or regulations in the future, that could significantly restrict the ability of companies and individuals to utilize online behavioral tracking, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. This is also occurring with state laws, as shown below.

In addition to federal laws on the horizon, in 2023, several states are set to institute their own privacy regulations. The California Privacy Rights Act, approved in 2020 and passed to clarify and supplement the preceding California Consumer Privacy Act, took effect on January 1, 2023. Many aspects of this new law require informed consent on the part of consumers whose data is collected. Consumers can also opt-out of the sale of their data. And, the new law provides California residents with the right to know who is collecting their information, how it is being used, and to whom it is disclosed. Further, under the California Privacy Rights Act regulations, contracts to sell data to third parties have to contain certain provisions defining how the third party may use that data, and it must include caveats about consumers being able to opt-out and thus prohibiting the transfer of such data.

California also has a Data Broker Privacy law which requires data brokers to register with, and provide certain information to, the state’s Attorney General. The registration requirement applies to any business that knowingly collects and sells any consumer information to third parties with which that business has no direct relationship.

Other states like Colorado, Connecticut, Utah, and Virginia have additional privacy laws in the works as well. The Virginia Consumer Data Protection Act (“VCDPA”) gives that state’s consumers the option to access and control personal data collected about them. Virginia consumers have the right to submit a request to access, correct any inaccurate information, and delete personal data a business has obtained from them. VCDPA also gives consumers the right to opt out of targeted advertising. The law went into effect on January 1, 2023.

Similar to the VCDPA, the Colorado Privacy Act (“CPA”) gives consumers in Colorado the right to access, correct, or delete personal data. The CPA also gives consumers the option to opt out of targeted advertising. The CPA went into effect on July 1, 2023. A similar law in Connecticut went into effect on July 1, 2023, while a similar Utah privacy law will go into effect on December 31, 2023.

As for outside the United States, there is an evolving concert of both national laws and regulatory bodies which should be considered. One of the most notable regulatory bodies is the European Union. The European Union’s “GDPR” is perhaps the most restrictive approach to data collection regulations. The GDPR defines “personal data” broadly, and it enhances data protection obligations for controllers of such data and for service providers processing the data. The GDPR requires companies to have a legal basis for data processing, which shall be lawful only under specific conditions, such as to fulfil a contract, gain consent, and or some other legitimate interest. In a recent, notable ruling by the GDPR’s “board of protection”, it held that META (formerly Facebook) will need substantial evidence to indicate that its collection of data for personalized ads is needed to provide a social media service and is thus lawful under the GDPR.

Generally, the GDPR applies to any company established in the European Economic Area (“EEA”) and to companies established outside the EEA that process personal information in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. More specifically, these obligations may include limiting personal information processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal information processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal information; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal information; mandating notice of certain personal information breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the UK and/or the EU in certain circumstances.

Properties.

We lease approximately 10,246 of office space located at 13468 Beach Avenue, Marina Del Rey, California, 90292. This lease expires December 31, 2023.

Legal Proceedings

Socialcom is subject to the following material litigation:

Zeta Global Corp. (“Zeta”) filed a complaint against Socialcom arising from a contract dispute for outstanding accounts payable of approximately $1.3 million. Socialcom filed a cross-complaint against the plaintiff seeking breach of contract and business tort damages. Zeta Global Corp. v Socialcom, Inc., Los Angeles Superior Court Case No. 19SMCV01066. The Court rendered a final decision in January 2023 following a bench trial, with the plaintiff entitled to recover $2,144,652 on its complaint ($1.2 million plus interest), and Socialcom entitled to recover $562,000 on its cross-complaint as an offset, with a final judgment entered by the Court against Socialcom in February 2023. Later in February 2023 Socialcom appealed, and its former principal stockholder has lent $800,000, and another former principal stockholder has lent $1,300,000, to act as an appeal bond which will stay enforcement of the adverse judgement. See “Related Party Transactions” for more information.

Following the Court’s final decision, the following developments occurred in the Zeta litigation:

On March 17, 2023, Zeta filed a new complaint against Socialcom seeking $162,457 plus 10% prejudgment interest from July 30, 2019 for alleged unpaid invoices.

On July 18, 2023, the Court awarded Zeta attorneys’ fees totaling approximately $750,000 in connection with the original Zeta litigation. Socialcom intends to appeal this award.

MANAGEMENT

The following table sets forth the names and positions of our executive officers and directors. Directors will be elected at our annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name	Age	Positions
Jason Wulfsohn	51	Chief Executive Officer and Director
Ryan Carhart	43	Chief Financial Officer
Garrett MacDonald	48	Chief Commercial Officer
Reeve Benaron	47	Chairman
David Lelong	46	Director

A description of the business experience during the past several years for our directors and executive officer is set forth below.

Jason Wulfsohn became Chief Executive Officer and a director of the Company in connection with the Share Exchange in February 2023. He has also been the Chief Executive Officer and a director of Socialcom since 2021, and prior to that served as President and Chief Operating Officer of Socialcom from 2013 to 2021. He was co-founder of Socialcom. Mr. Wulfsohn is a frequent public speaker at trade events, university guest lecturer on advertising and ad tech and also devotes considerable time to pro-bono work for various impact organizations in sustainability, arts programs and political advocacy.

Mr. Wulfsohn’s qualifications and background that qualify him to serve on the Board include his strong managerial and leadership experience, his extensive knowledge of Socialcom as its co-founder and his related experience in the digital advertising industry.

Ryan Carhart is the Chief Financial Officer of the Company, and has been Chief Financial Officer of Socialcom since May 2019. Mr. Carhart previously was the Senior Director of Finance/Controller at MNTN from June 2017 to May 2019, an advertising software Company, and prior to that worked in the auditing practice at PriceWaterhouseCoopers in the technology and advertising technology practice from 2012-2017.

David Lelong has been a director of the Company since May 2020. Mr. Lelong also served as the Company’s Chief Executive Officer from May 2020 until he resigned in connection with the Share Exchange in February 2023. Prior to his appointment, Mr. Lelong served as Chief Executive Officer and a director at Better Choice Company Inc. from April 29, 2016 until March 4, 2019 and March 14, 2019, respectively.

Mr. Lelong’s qualifications and background that qualify him to serve on the Board include his experience as an executive officer and director of a public company, the sole director and officer of Vado, and as a business and marketing consultant, as well as his general knowledge of the financial markets.

Reeve Benaron became Chairman of the Board of Directors of the Company in connection with the Share Exchange in February 2023. He has also served as Chairman of the Board of Directors of Socialcom, a title he has held since 2013 which he co-founded. Mr. Benaron previously served as the Chief Executive Officer of Socialcom from 2013 until October, 2021. Mr. Benaron is currently the Co-Chief Executive Officer and Founder of Intrivo, a healthcare technology company, a role in which he has served since May 2020.

Mr. Benaron’s qualifications and background that qualify him to serve on the Board include his strong managerial and leadership experience, his extensive knowledge of Socialcom as its co-founder and his related experience in the digital advertising industry.

Garrett MacDonald has served as the Chief Commercial Officer of Socialcom since December 30, 2022. Mr. MacDonald previously served as the Chief Commercial Officer of IRIS.TV from June, 2021 through October, 2022, and as Executive Vice President of Sales at Kochava from October, 2014 until June, 2021.

Election of Directors and Officers

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board following the next annual meeting of stockholders and until their successors have been elected and qualified.

Audit Committee

We do not have any committees of the Board as until the Closing of the Share Exchange we only had one director. Our Board acts as the Company’s Audit Committee as required.

Board Meetings

The Board did not hold any meetings in FY 2022, as until the Closing of the Share Exchange, our sole director was David Lelong.

Director Independence

We do not currently have any independent directors other than David Lelong, as each of our other directors are either executive officers or principal shareholders of the Company. We evaluate independence by the standards for director independence established by the Rules of the New York Stock Exchange.

Board Leadership Structure

Our Board has not adopted a formal policy regarding the separation of the offices of Chief Executive Officer and Chairman of the Board. Rather, the Board believes that different leadership structures may be appropriate for our Company at different times and under different circumstances, and it prefers flexibility in making this decision based on its evaluation of the relevant facts at any given time.

Beginning in February 2023, following the completion of the Share Exchange between the Company and certain shareholders of Socialcom, and the appointment of Mr. Jason Wulfsohn as our Chief Executive Officer and Reeve Benaron as our Chairman, we separated the offices of Chief Executive Officer and Chairman of the Board. Under our current Board leadership structure, the Chief Executive Officer is responsible for the day-to-day leadership and performance of our Company, and the Chairman of the Board is responsible for presiding over Board meetings otherwise furthering the Board’s role of providing governance and oversight to the Company’s affairs.

Code of Business Conduct and Ethics

We have not adopted a code of business conduct and ethics, however we plan to adopt such a code, that will apply to all of our employees, officers and directors, following qualification of the Offering Statement of which this Offering Circular is a part. Upon the adoption of the code of business conduct and ethics, we intend to file the full text of such code as an exhibit to our filings with the SEC, and to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

EXECUTIVE COMPENSATION

Set forth below is the information regarding the compensation paid, distributed or accrued by us for FY 2022 and FY 2021 to (i) each person who served as our Chief Executive Officer (principal executive officer) at any time during the last fiscal year, (ii) the two other most highly compensated executive officers serving as of December 31, 2022 whose compensation exceeded $100,000, and (iii) up to two additional individuals who would have been included under clause (ii) but for the fact that they were not serving as executive officers as of December 31, 2022 (collectively, the “Named Executive Officers”). In accordance with SEC rules, the determination of Named Executive Officers gives effect to the Exchange and reflects compensation paid, distributed or accrued to applicable individuals by Socialcom during the periods covered. Stock awards and option awards reflect grant date fair value calculated in accordance with FASB ASC Topic 718.

						All
				Stock	Option	Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Total
Position	Year	($)	($)	($)	($)*	($)	($)
Jason Wulfsohn (a)	2022	312,500	-	-	157,492	69,224	539,216
	2021	462,500	-	-	-	73,558	536,058

Ryan Carhart (b)	2022	276,667	20,119	-	1,177	13,838	311,801
	2021	262,938	72,653	-	8	11,771	347,370

Brian Ko (c)	2022	314,854	31,150	-	16,924	94,200	457,128
	2021	290,000	110,575	-	34,140	117,940	552,655

David Lelong (d)	2022	–		–	–	–	–
Former CEO, CFO, President, Secretary and Treasurer	2021	52,500		–	–	–	52,500

*Option Awards represent the grant date fair value of Socialcom stock options held by the Named Executive Officer, calculated in accordance with FASB ASC Topic 718. As described below under “Outstanding Equity Awards at Fiscal Year End”, reflects Vado stock options on an as-exchanged basis. As of the date of this Offering Circular, the exchange has not yet occurred.

(a) During FY 2022 and FY 2021, All Other Compensation consisted of health-related benefits of $27,327 and 30,742, respectively, and automotive benefits of $41,896 and $42,816, respectively.

(b) During FY 2022 and FY 2021, All Other Compensation consisted of health-related benefits of $2,480 and 25,766, respectively, automotive benefits of $10,945 and $18,775, respectively, and consulting fees of $30,000 and $0, respectively.

(c) Mr. Ko is Socialcom’s former Chief Commercial Officer. During FY 2022, stock award value consisted of RSU grants valued at $16,924. During FY 2021, stock award value consisted of RSU grants valued at $34,132 and option award comprised one option grant valued at $8.00. During the FY 2022 and FY 2021, All Other Compensation consisted of sales commission amounts of $80,349 and $105,426, respectively, health benefits amounts of $8,726 and $7,639, respectively, and 401k incentives in the amount of $5,125 and $4,875, respectively.

(d) Mr. Lelong served as the Company’s Chief Executive Officer from May 22, 2020 to February 24, 2023, when he was replaced in such roles by Messrs. Wulfsohn and Carhart, members of Socialcom management, pursuant to the Exchange. Mr. Lelong received compensation in the amount of $7,500 per month. This compensation was subsequently terminated effective June 1, 2021.

Named Executive Officer Employment Agreements

Ryan Carhart, Chief Financial Officer, is employed pursuant to a written offer letter, and Jason Wulfsohn, Chief Executive Officer, is employed pursuant to an oral employment agreement. Under these agreements our Named Executive Officers are entitled to receive annual base salaries as follows: $400,000 for Jason Wulfsohn, and $250,000 for Ryan Carhart.

Under Mr. Carhart’s employment agreement, he is also entitled to receive six months’ salary and benefits if terminated by the Company without cause. For this purpose, “cause” means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, unethical business conduct, disloyalty, fraud or breach of fiduciary duty, (ii) repeated failure to perform duties as reasonably directed by the Board and/or the Company’s principal executive officer, (iii) gross negligence or willful misconduct with respect to the Company or affiliates or in the performance of his duties, (iv) obtaining any personal profit not thoroughly disclosed to and approved by the Board in connection with any transaction entered into by, or on behalf of, the Company, its subsidiaries or any of their affiliates, or (v) materially violating any of the terms of the Company, its subsidiaries’ or any of their affiliates’ rules or policies which, if curable, is not cured to the Board’s satisfaction within 15 days after written notice, or any other breach of the employment agreement or any other agreement between such officer and the Company or any of its subsidiaries which, if curable, is not cured to the Board’s satisfaction within 15 days after written notice.

Outstanding Equity Awards at December 31, 2022

The Company has not issued our Named Executive Officers stock options or equity incentive plan awards as of December 31, 2022. However, certain of our Named Executive Officers held options to purchase Socialcom common stock as of such date. In connection with the Exchange, Vado agreed to issue options to Socialcom directors, officers, employees, and consultants, including the Named Executive Officers, under Vado’s 2023 Equity Incentive Plan in exchange for the cancellation of outstanding Socialcom stock options held by such persons at an exchange ratio of 8.75 Vado options for each Socialcom option. As of the date of this Offering Circular, such exchange has not taken place. The below table reflects these Socialcom options on an as-exchanged basis with respect to the number of Vado options and exercise price, and with vesting information reflected as of December 31, 2022.

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares of Units of Stock that Have Not Vested ($)
Jason Wulfsohn	3,237,299	3,237,308	$0.10	7/26/2032	-	$-

Ryan Carhart	-	39,375	$0.09	6/30/2032	-	$-

Brian Ko	-	-	$-	-	-	$-

David Lelong	-	-	$-	-	-	$-

(1) As described above, reflects Vado stock options on an as-exchanged basis. As of the date of this Offering Circular, the exchange has not yet occurred.

Director Compensation

Set forth is summary compensation information of the Company’s non-employee director for FY 2022. For a description of the corresponding categories set forth in the table, see the “Summary Compensation Table” above.

	Fees earned in cash	Option Awards (1)	Other Compensation (2)	Total (3)
Reeve Benaron	135,833	126,143	43,429	305,405

(1) Option Awards represent the grant date fair value of Socialcom stock options held by Mr. Benaron, calculated in accordance with FASB ASC Topic 718. As described above under “Outstanding Equity Awards at Fiscal Year End”, reflects Vado stock options on an as-exchanged basis. As of the date of this Offering Circular, the exchange has not yet occurred.

(2) During FY 2022 and FY 2021, All Other Compensation consisted of health related benefits of $2,480 and 25,766, respectively, automotive benefits of $10,945 and $18,775, respectively, and consulting fees of $30,000 and $0, respectively.

(3) Does not including amounts paid to Mr. Benaron by the Company for purposes other than his services as a director, such as consulting fees and repayment of indebtedness and interest, as more particularly disclosed under “Related Party Transactions.”

Equity Compensation Plan Information

In connection with the Socialcom Exchange, on January 30, 2023, David Lelong, in his capacity as sole director and majority shareholder of the Company, approved the 2023 Equity Incentive Plan (the “2023 Plan”) of the Company. Under the Exchange Agreement, the Company agreed to issue a total of 22,793,540 options to purchase common stock of the Company to Socialcom directors, officers, employees and consultants under the 2023 Plan in exchange for the cancellation of a total of 2,604,976 outstanding Socialcom stock options held by such persons. As of the date of this Offering Circular, such exchange has not yet occurred.

A summary of the material terms of the 2023 Plan is set forth below under “Overview of 2023 Equity Incentive Plan.”

Overview of the 2023 Equity Incentive Plan

The following is a summary of the material terms of the 2023 Plan, which is qualified in its entirety by the full text of the 2023 Plan, a copy of which is filed as Exhibit 3.5 to this Offering Circular.

Duration of the 2023 Plan

The 2023 Plan became effective upon approval by the Board and will remain in effect until January 30, 2033, unless terminated earlier by the Board.

Plan Administration

The 2023 Plan will be administered by the Board or if we form a Compensation Committee (the “Committee”) by the Committee (the “Administrator”). The Administrator will have the authority to, among other things, interpret the 2023 Plan, determine who will be granted awards under the 2023 Plan, determine the terms and conditions of each award, and take action as it determines to be necessary or advisable for the administration of the 2023 Plan.

Eligibility

The Administrator may grant awards to any employee, consultant or director of the Company and its affiliates. However, only employees are eligible to receive Incentive Stock Options (“ISOs”) as defined by the Internal Revenue Code.

Shares Available for Awards; Limits on Awards

The 2023 Plan authorizes the issuance of up to 30,000,000 shares of the Company’s common stock. If any outstanding award expires or is cancelled, forfeited, or terminated without issuance of the full number of shares of common stock to which the award related, then the shares subject to such award will again become available for future grant under the 2023 Plan.

Types of Awards That May Be Granted

Subject to the limits in the 2023 Plan, the Administrator has the authority to set the size and type of award and any vesting or performance conditions. The types of awards that may be granted under the 2023 Plan are: stock options (including both ISOs and non-qualified stock options), restricted stock, restricted stock units (“RSUs”), and Stock Appreciation Rights (“SARs”).

Stock Options

A stock option is the right to purchase shares of common stock at a future date at a specified price per share called the exercise price. An option may be either an ISO or a non-qualified stock option. Except in the case of options granted pursuant to an assumption or substitution for another option, the exercise price of a stock option may not be less than the fair market value (or in the case of an ISO granted to a 10% stockholder, 110% of the fair market value) of a share of common stock on the grant date.

Stock Appreciation Rights

A SAR is the right to receive payment of an amount of cash or shares of common stock having a value equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the exercise price. The exercise price of a SAR may not be less than the fair market value of a share of common stock on the grant date. SARs may be granted alone or in tandem with an option granted under the 2023 Plan. SARs may be settled in cash or in common stock at the discretion of the Administrator.

Restricted Stock

A restricted stock award is an award of actual shares of common stock which is subject to certain restrictions on sale for a period of time determined by the Administrator. Restricted stock may be held by the Company or in escrow or delivered to the participant pending the release of the restrictions. Participants who receive restricted stock awards generally have the rights and privileges of stockholders regarding the shares of restricted stock during the restricted period, including the right to vote and the right to receive dividends, provided that any cash or stock dividends with respect to the restricted stock will be withheld by the Company for the participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Administrator. The cash dividends or stock dividends so withheld will be distributed to the participant in cash or, at the discretion of the Administrator, in shares of common stock having a fair market value equal to the amount of such dividends upon the release of restrictions on such restricted stock, unless such restricted stock is forfeited.

Restricted Stock Units (RSUs)

An RSU is an award of hypothetical common stock units having a value equal to the fair market value of an identical number of shares of common stock, which may be subject to certain restrictions for a period of time determined by the Administrator. One feature of an RSU is that delivery of the underlying common stock is delayed until vesting or a later date. No shares of common stock are issued at the time an RSU is granted, and the Company is not required to set aside any funds for the payment of any RSU award. Because no shares are outstanding, the participant does not have any rights as a stockholder. The Administrator may grant RSUs with a deferral feature (deferred stock units or DSUs), which defers settlement of the RSU beyond the vesting date until a future payment date or event set out in the participant’s award agreement. The Administrator has the discretion to credit RSUs or DSUs with dividend equivalents.

Adjustments Upon Changes in Stock

In the event of changes in the outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2023 Plan and any award agreements, the exercise price of options and SARs, the maximum number of shares of common stock subject to all awards and the maximum number of shares of common stock with respect to which any one person may be granted awards during any period will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.

Change of Control

In the event of a change of control, the vesting of all awards will fully accelerate and all outstanding options and SARs will become immediately exercisable only if the successor corporation refuses to assume or substitute for the outstanding awards. The change of control is defined as (i) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets in a transaction which requires stockholder approval under applicable state law; or (ii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Limitation on Awards

The exercise price of options or SARs granted under the 2023 Plan shall not be less than the fair market value of the underlying common stock at the time of grant. In the case of ISOs, the exercise price may not be less than 110% of the fair market value in the case of 10% stockholders. Options and SARs may not be exercisable for a period of more than 10 years after the date of grant, except that the exercise period of ISOs granted to 10% stockholders is limited to five years. The exercise price may be paid by check or wire transfer or, at the discretion of the Administrator, by delivery of shares of our common stock having a fair market value equal, determined as provided for in the 2023 Plan or otherwise as approved by the Administrator, as of the date of exercise to the cash exercise price, or a combination thereof.

Amendment or Termination of the 2023 Plan

The Board may amend or terminate the 2023 Plan at any time. However, except in the case of adjustments upon changes in common stock, no amendment will be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy applicable laws or the rules of any stock exchange or quotation system on which the shares of common stock are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the 2023 Plan. Further, any amendment to the 2023 Plan that impairs the rights of participants who received outstanding grants under the 2023 Plan must be approved by such participants.

Amendment of Awards

The Administrator may amend the terms of any one or more awards. However, the Administrator may not amend an award that would impair a participant’s rights under the award without the participant’s written consent.

Forfeiture and Recoupment

Each award and the applicable participant’s rights, payments and benefits with respect to an award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of the participant’s: (i) breach of a duty of confidentiality, (ii) purchasing or selling securities of the Company in violation of the Company’s insider trading guidelines, (iii) competing with the Company, (iv) soliciting Company personnel after employment is terminated, (v) failure to assign any invention or technology to the Company if such assignment is a condition of employment or any other agreements between the Company and the participant, (vi) being terminated for cause, (vii) violating of the Company’s insider trading policy, or (viii) engaging in other conduct that is disloyal or detrimental to the interests of the Company as determined by the Board.

Transfer of Awards

Except for ISOs, all awards are transferable subject to compliance with the securities laws and the 2023 Plan. ISOs are only transferable by will or by the laws of descent and distribution.

RELATED PARTY TRANSACTIONS

As a result of the Exchange described above under “The Share Exchange,” Jason Wulfsohn, Ryan Carhart and Reeve Benaron become officers and/or directors of the Company, and also received shares of the Company’s common stock, directly and in Mr. Benaron’s case through trusts in which he is the trustee, in the Exchange in exchange for their shares of Socialcom common stock transferred to the Company pursuant thereto. The shares issued to these individuals are reflected under “Principal Stockholders.” Further, the Company agreed to issue stock options to these individuals in exchange for stock options of Socialcom, as set forth under “Executive Compensation.” Pursuant to the Exchange, David Lelong, the then Chief Executive Officer and sole director, also canceled 93 million shares of the Company’s common stock held by him.

Socialcom has an outstanding loan payable to an entity affiliated to Jason Wulfsohn, the Company’s CEO, originally dated March 21, 2020 and renewed March 21, 2023 in the amount of $300,000 bearing interest at the rate of 15% and due March 21, 2024 (the “Wulfsohn Related Party Loan”). During the years ended December 31, 2022 and 2021, Socialcom made interest payments of $45,000 and $45,000, respectively, and no principal payments on the Wulfsohn Related Party Loan.

Socialcom has an outstanding loan payable to Michael and Paula Brand Community Property Trust, an entity affiliated to Reeve Benaron, the Company’s Chairman, originally dated March 21, 2020 and due March 21, 2024 (the “Benaron Related Party Loan”). During the years ended December 31, 2022 and 2021, Socialcom made interest payments of $45,000 and $45,000, respectively, and no principal payments on the Benaron Related Party Loan.

On January 1, 2022, Socialcom entered into a Management Agreement with Kahala19, LLC, an entity managed by Reeve Benaron, a then principal stockholder and director of Socialcom who became a principal stockholder and director of the Company as a result of the Share Exchange. Under this agreement, Mr. Benaron’s entity provides certain services for Socialcom, which include administrative, marketing and sales, financial reporting support and other services in exchange for a cash fee of $6,000 per month from August through December 2022, and thereafter a mutually agreed upon fee. This agreement as a term ending on December 31, 2023. In 2022, Mr. Benaron’s entity, received a total of $36,000 in management consulting fees under these agreements.

Socialcom has an outstanding loan which as amended on November 13, 2023 is payable to Kahala19, LLC,  an entity controlled by Reeve Benaron, in the amount of $500,000 (the “Benaron Loan”). The Benaron Loan as amended bears interest at the rate of 8.25% per annum (increased from its original interest rate of 2.19%) and is due December 31, 2025. The Benaron Loan is payable in 18 monthly installments of $31,354 beginning on July 20, 2024. During the years ended December 31, 2022 Socialcom accrued interest in the amount of $5,849 on the Benaron Loan.

On February 7, 2023, in connection with the Zeta litigation described under “Legal Proceedings,” Socialcom borrowed $800,000 from Kahala19, LLC, an entity managed by Reeve Benaron, the Company’s Chairman and a principal shareholder, and issued the entity an $800,000 convertible promissory note. The note accrues interest at 7.25% per annum and matures in December 2024. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of approximately $0.233 per share.

On May 16, 2023, in connection with the Zeta litigation described under “Legal Proceedings,” the Company borrowed $1,300,000 from a trust controlled by Jason Wulfsohn, the Company’s CEO and a principal shareholder, and issued a convertible promissory note in the principal amount of $1,300,000. The note accrues interest at 7.25% per annum and matures in December 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of $0.32 per share.

On September 18, 2023, Socialcom and Vado entered into certain loan agreements in connection with the amendment to Socialcom’s loan facility under the Financing Agreement, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.” In connection with the amendment, Vado became a party to loan documents as guarantor of Socialcom’s indebtedness evidenced by the Financing Agreement, and also pledged the Socialcom common stock Vado holds, which represents 100% of the outstanding Sociolcom common stock, as collateral. In addition, Jason Wulfsohn, our Chief Executive Officer and principal stockholder, also agreed to guarantee the indebtedness, and pledged his assets, including the Vado Corp. common stock he holds which represents approximately 41% of the outstanding Vado common stock, as collateral. Finally, the entities controlled by Messrs. Benaron and Wulfsohn which hold the total of $2,100,000 in indebtedness, agreed to the subordination of such indebtedness to the secured lender.

On November 15, 2023, the Company borrowed $625,000 from a trust controlled by Jason Wulfsohn, the Company’s CEO and a principal shareholder, and issued a convertible promissory note in the principal amount of $625,000. The note accrues interest at 8.5% per annum and matures in December 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of $0.32 per share.

The Company has entered into indemnification agreements with certain of its officers and directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of  October 31, 2023, regarding the beneficial ownership of our Common Stock by (i) each person (including any “group” as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be a beneficial owner of more than 5% of our common stock, (ii) each of our directors and “Named Executive Officers;” and (iii) all of our directors and executive officers as a group. At October 31, 2023, we had 182,492,222 shares of common stock issued and outstanding. Unless otherwise indicated, the address of each of the stockholders listed is 13468 Beach Avenue, Marina Del Rey, California, 90292. Percentage of shares beneficially owned after the offering assumes the sale of the maximum offering.

	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned Before The Offering (1)	Percentage Of Shares Beneficially Owned After The Offering (1)
Officers and Directors:
Jason Wulfsohn (2)	84,849,272	44.5%	40.4%
Ryan Carhart (3)	3,420,743	1.9%	1.7%
David Lelong (4)	2,919,000	1.6%	1.4%
Reeve Benaron (5)	84,217,794	43.8%	39.7%
Brian Ko (6)	1,399,484	0.8%	0.7%

All officers and directors as a whole (5 persons) (7)	176,806,293	87.2%	79.5%

5% or more stockholders:
Edward Cutter (8)	10,762,500	5.9%	5.3%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes general voting power and/or investment power with respect to securities. Shares of Common Stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of October 31, 2023 and shares of Common Stock issuable upon conversion of other securities currently exercisable or convertible or exercisable or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under the applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Class” column of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such column may exceed 100%. For shares outstanding after the offering, reflects the issuance of the maximum offering amount of 20,000,000 shares of common stock but does not give effect to any issuances of Bonus Shares, which may total an additional 3,900,000 shares.

(2) Mr. Wulfsohn is our Chief Executive Officer and a director. Includes (i) 6,015,625 shares of common stock issuable upon conversion of convertible notes described elsewhere in this Offering Circular, and (ii) 6,474,956 shares of common stock underlying stock options which Mr. Wulfsohn is entitled to receive in exchange for Socialcom stock options he holds. As of the date of this Offering Circular, such exchange has not yet occurred. The 74,311,816 shares Mr. Wulfsohn holds individually are pledged as collateral to secure the up to $2,000,000 of indebtedness pursuant to the Financing Agreement with SLR Digital Finance, LLC as the secured lender/pledgee. If an event of default occurs, the lender will obtain voting and dispositive power over the shares, and may seek to recover any sum allegedly due and if successful seek to acquire the shares.

(3) Mr. Carhart is our Chief Financial Officer. Includes 48,125 shares of common stock underlying stock options which Mr. Carhart is entitled to receive in exchange for Socialcom stock options he holds. As of the date of this Offering Circular, such exchange has not yet occurred.

(4) Mr. Lelong is a director and our former Chief Executive Officer. Address is 2191 S McClelland St #835 Salt Lake City, UT 84106.

(5) Mr. Benaron is our Chairman of the Board. Includes (i) shares of common stock held in five separate trusts for the benefit of Mr. Reeve’s family members for which Mr. Reeve is the trustee, (ii) shares of common stock held by trusts for family members in which Mr. Benaron is the trustee, and shares of common stock beneficially held by Kahala19 LLC, an entity which Mr. Benaron controls, (iii) 3,431,373 shares of common stock issuable upon conversion of a convertible note to be issued in connection with the Zeta litigation described elsewhere in this Offering Circular, and (iv) 6,474,606 shares of common stock underlying stock options which Mr. Benaron is entitled to receive in exchange for Socialcom stock options he holds. As of the date of this Offering Circular, such exchange has not yet occurred.

(6) Mr. Ko is Socialcom’s former Chief Commercial Officer until December 2022, and thereby a Named Executive Officer for FY 2022.

(7) Directors and Executive Officers as a group. This amount includes ownership by all directors and all current executive officers including those who are not Named Executive Officers under the SEC’s disclosure rules.

(8) Address is 2828 Greenfield Ave., Los Angeles, CA 90064.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 490,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share. As of the date of this Offering Circular, 182,492,222 shares of our common stock and 223,333 shares of our Series A are issued and outstanding. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, you should refer to our Articles of Incorporation, as amended, our Bylaws, and the Certificate of Designation setting forth the terms of the Series A, as amended, each of which are filed as an exhibit to this Offering Circular, and to the applicable provisions of Nevada law, including Chapter 78 of the Nevada Revised Statutes (the “NRS”).

Common stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. Our Articles of Incorporation do not provide for cumulative voting with respect to the election of directors. The directors are elected by a plurality of the votes cast at the election.

Dividend Rights

Subject to applicable law and to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our Board may determine.

Liquidation Rights

If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, including the Series A described below.

Other Rights and Preferences

The holders of the common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future.

Series A Convertible Preferred Stock

The Company has authorized 1,000,000 shares of Series A, of which 223,333 shares are outstanding. Subject to certain limitations set forth in the Certificate of Designation of the Series A, each share of Series A is convertible into 20 shares of the Company’s common stock. The Series A is non-voting except as may be required by applicable law. The Series A also provides the holders with senior ranking with respect to the Company’s capital stock upon the occurrence of a liquidation, dissolution or winding up, and a liquidation preference in the event of the merger or consolidation of the Company in which the Company is not the surviving entity, the sale of all of the assets of the Company in a transaction which requires stockholder approval or the dissolution or winding up of the Company, in each case at the stated value of $30 per share of Series A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Based on the number of shares outstanding as of the date of this Offering Circular, upon the completion of this offering, we estimate that we will have 202,492,221 shares of common stock, not including a potential of up to 3,900,000 Bonus Shares and assuming no exercise of outstanding options or other derivative securities.

Rule 144

Because we were a shell company until the completion of the Share Exchange in February 2023, Rule 144 is not available for our shareholders until 12 months have passed following effectiveness of the Form 8-A, provided we remain current in our SEC reporting obligations during that time and thereafter.

When the above-described requirement is and remains satisfied, pursuant to Rule 144 of the Securities Act, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that:

●	such person is not deemed to have been one of our affiliates at the time of, or at any time during, the three months preceding, a sale; and

●

we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock then outstanding; or

●	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the six-month holding period requirement of Rule 144, a person who beneficially owns restricted shares of our common stock issued pursuant to a cashless exercise of a warrant shall be deemed to have acquired such shares, and the holding period for such shares shall be deemed to have commenced on the date the warrant was originally issued.

PLAN OF DISTRIBUTION

Engagement with Dalmore Group

The Company has engaged Dalmore Group, LLC, referred to elsewhere in this Offering Circular as Dalmore or Dalmore Group, a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this offering, but not for underwriting or placement agent services. Under this arrangement, Dalmore will perform the following administrative and technology related functions in connection with this offering:

●

Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”), OFAC (“Office of Foreign Assets Control”) compliance background checks (KYC and AML processes may be performed by a qualified third party)

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide confirmation of completion of such subscription document to the Company
●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor.
●	Not provide any investment advice nor any investment recommendations to any investor.
●

Keep investor information and data confidential and not disclose to any third-party except as required by regulatory agencies or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will pay a one-time $20,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter, and also agreed to reimburse Dalmore for the $11,500 FINRA Corporate Filing Fee in connection with this offering. In addition, the Company will pay $3,500 monthly to Dalmore as a platform fee, totaling $42,000 over the 12 months of the initial contract term. Our agreement with Dalmore provides for an initial term of 12 months, with automatic renewal for additional successive 12 month terms unless the Company or Dalmore provides notice of termination or non-renewal. In the event that the agreement is renewed for an additional term or terms, the $3,500 monthly platform will continue to apply for platform fees, continuing to total $42,000 for each such additional 12 month term. Additionally, the Company will also pay Dalmore a $1,000 fee for each Form 1-A POS post-qualification amendment to the Offering Statement of which this Offering Circular forms a part in connection with the offering, which would occur within 12 months from a given qualification date and potentially more frequently to the extent necessary to reflect a fundamental change to the information contained in the Offering Statement.

Assuming that the Offering is open for 12 months, the Company estimates that fees due to pay Dalmore, pursuant to the 1% commission would be $80,000 for a fully-subscribed offering. Finally, the total fees that the Company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $137,500. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

Investor Bonus Shares

The Bonus Shares available to investors that subscribe in the amounts set forth below are as follows:

The Company is offering the following incentives to subscribers:

●	Subscriptions of $10,000 - $49,999.99 will receive 10% more shares of common stock for their subscription;
●	Subscriptions of $50,000 - $99,999.99 will receive 15% more shares of common stock for their subscription;
●	Subscriptions of $100,000 - $249,999.99 will receive 20% more shares of common stock for their subscription;
●	Subscriptions of $250,000 - $499,999 will receive 25% more shares of common stock for their subscription;
●	Subscriptions of $500,000 - $999,999 will receive 35% more shares of common stock for their subscription; and
●	Subscriptions of $1,000,000 or more will receive 40% more shares of common stock for their subscription.

Investors may not combine the different Bonus Share levels to increase the amount of Bonus Shares to which they are entitled. These Bonus Shares available to investors are not to be combined or cumulative.

The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the net proceeds that the Company receives in this offering. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 20% or 3,900,000 Bonus Shares. This Bonus Share incentive reduces the effective per share price of the common stock in this offering and if the maximum number of Bonus Shares are issued, lower the per share price to $0.3355 per share. It is recommended that investors consult a tax professional to fully understand any tax implications of receiving any Bonus Shares before investing.

There are no selling shareholders for this offering.

Escrow Agent

The Company expects to enter into an Escrow Agreement with North Capital Private Securities Corporation ( “North Capital”), which is acting as an intermediary facilitator for purposes of coordinating with Flagstar Bank, a third party acting as escrow agent for this offering. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving Shares; escrowed funds may be returned.

Neither North Capital nor the escrow agent is participating as an underwriter or placement agent or sales agent of this offering, and neither will solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective Investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of North Capital’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this offering. All inquiries regarding this offering or escrow should be made directly to the Company.

For its services, North Capital will receive fees of $575.00 for the set-up of the escrow account, $10.00 per check (incoming or outgoing), $100.00 for each additional escrow break, $100.00 for each escrow amendment, $25.00 per domestic wire (incoming/outgoing), $45.00 per international wire (incoming/outgoing), $10 per check for check handling, and reimbursement for out of pocket expenses.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Offering Period; Expiration Date; Closing Date

This offering will start on the date this Offering Circular is qualified by the SEC. We expect to commence the sale of the securities as of the date on which the Offering Statement of which this Offering Circular is a part is qualified by the SEC. The offering will terminate at the earlier of: (1) the date at which the maximum offering has been sold; (2) the date which is one year after this offering being qualified by the SEC; or (3) the date on which this offering is earlier terminated by us in our sole discretion. Following the qualification of the offering, we will designate one or more closing dates (each, a “Closing Date”), which shall be the date(s) are common stock are issued, subject to our acceptance of your subscription following, appropriate investor due diligence and your funds being cleared in accordance with our escrow agent’s policies and procedures.

Procedures for Subscribing

You will be able to make an investment in our common stock through an online investment platform. If you decide to subscribe for our securities offered in this offering, you should:

1.         Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in our common stock is suitable for you.

2.         Review the Subscription Agreement and execute the completed Subscription Agreement via electronic signature.

3.        Before or after a Subscription Agreement is signed, an integrated online payment portal will facilitate your transfer of funds by ACH, direct payment or by credit card (credit card investment may result in incurrence of third-party fees and charges, interest obligations which will lower your expected investment returns and could exceed your actual returns) in an amount equal to the purchase price of your shares (as set out on the front page of your Subscription Agreement) into an escrow account with the escrow agent. The escrow agent will hold such subscription funds in escrow until a Closing Date or such time as your subscription is rejected by us.

4.         We and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. We or Dalmore will contact you directly, if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the offering at any time prior to a Closing Date.

5.         Once the review is complete, we or Dalmore will inform you whether or not your application to subscribe for our shares is approved or denied and if approved, the number of shares for which you are entitled to subscribe. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded, without interest or deduction. We will accept subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.          If all or a part of your subscription is approved, then the number of shares you are entitled to subscribe will be issued to you on a Closing Date. Simultaneously with the issuance of your shares, the subscription monies held by the escrow agent in escrow on your behalf will be transferred to us.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement. We and Dalmore will rely on the information you provide in the Subscription Agreement and the supplemental information you provide in order for Dalmore to verify that you are qualified to invest in this offering. If any information about your status changes prior to you being issued shares, please notify Dalmore or us immediately using the contact details set out in the Subscription Agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such Subscription Agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed Subscription Agreement and the funds required under the Subscription Agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. The escrow agent will return all monies from rejected subscriptions promptly to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, we will countersign the Subscription Agreement and issue the shares subscribed at the applicable Closing Date provided, however, that we reserve the right to reject any subscription, in whole or in part, for any reason or for no reason. Once you submit the Subscription Agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted Subscription Agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the securities.

In order to purchase the securities and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

If, on the initial Closing Date, we have sold less than the maximum offering, then we may hold one or more additional closings for additional sales until the termination date. We will consider various factors in determining the timing of any additional closings, including but not limited to the amount of proceeds received at the initial closing, any additional closings that have already been held, and indications of interest shown by any additional prospective investors.

From the date of qualification until the initial Closing Date, and thereafter pending any additional closings on subsequent Closing Dates the proceeds from the offering will be kept in an escrow account. Upon the initial Closing Date and upon each additional Closing Date, if any, the proceeds therefrom will be distributed to us and the associated securities will be issued to the investors therein. If the initial closing never occurs, the proceeds from the offering will be promptly returned to investors, without deduction or interest.

PLEASE NOTE INVESTORS IN THIS OFFERING WILL BE INVESTING IN THE ISSUER OF THE SECURITIES AND WILL NOT BE CLIENTS OF DALMORE GROUP, A REGISTERED BROKER-DEALER AND MEMBER FINRA/SIPC, BY VIRTUE OF SUCH INVESTMENT. DALMORE GROUP’S ROLE IN THE TRANSACTION IS TO FACILITATE BACK OFFICE AND REGULATORY FUNCTIONS RELATED TO THE REGULATION A TRANSACTION, AND ACTS ONLY AS THE BROKER/DEALER OF RECORD FOR THE OFFERING LISTED. DALMORE GROUP IS NOT PROVIDING INVESTMENT ADVICE OR RECOMMENDATIONS, OR LEGAL OR TAX ADVICE.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC, OF WHICH THIS OFFERING CIRCULAR FORMS A PART, HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC.

No Minimum Offering Amount

There is no minimum offering amount the Company will be required to raise in this offering and we may close on any funds that we receive. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds. See “Risk Factors.”

No Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

LEGAL MATTERS

The validity of the securities offered by this Offering Circular has been passed upon for us by Nason Yeager, Gerson, Harris & Fumero, P.A., Palm Beach Gardens, Florida.

EXPERTS

Our consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, shareholders’ deficit and cash flows for the fiscal years ended December 31, 2022 and 2021 included in this Offering Circular have been audited by M&K CPAS, PLLC, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of our common stock to be sold in this offering. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement and exhibits and schedules to the Offering Statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the Offering Statement, including the exhibits and schedules to the Offering Statement. Statements contained in this Offering Circular as to the contents of any contract is an exhibit to the Offering Statement, each statement is qualified in all respects by the exhibit to which the reference relates. In addition, upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Vado Corp.

Condensed Consolidated Financial Statements

Vado Corp.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash	$455,352	$485,053
Investments - restricted	1,016,236	-
Accounts receivable	3,391,491	2,080,758
Other current assets	294,063	245,486
Total current assets	5,157,142	2,811,297

Property and equipment, net of accumulated depreciation of $166,921 and $152,058	27,569	32,976
Right of use operating leases, net	148,451	581,352
Intangible assets -amortizable	153,277	286,801
Total Assets	$5,486,439	$3,712,426

LIABILITIES AND (DEFICIENCY IN) STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	3,426,530	2,272,119
Acquisition liabilities	50,000	162,500
Deferred revenue	389,149	72,630
Lease liability, operating leases, current	160,899	631,144
Accrued settlement	2,476,926	1,707,652
Loans payable, current	3,098,806	348,945
Loans payable, related party, current	630,638	757,426
Convertible notes payable, related party, current, net of discount	739,503	-
Total current liabilities	10,972,451	5,952,416

Loans payable	200,000	2,127,836
Notes payable, related party	469,362	342,574
Convertible notes payable, related party, net of discount	1,021,670	-
Total Liabilities	12,663,483	8,422,826

Commitments and contingencies	-	-
Stockholders' equity (deficit)
Common stock, $0.001 par value, 490,000,000 shares authorized, 182,492,222 and 173,757,921 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	182,493	173,758
Preferred stock, Series A; $0.001 par value, 1,000,000 shares authorized, 223,333 and 170,000 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	223	170
Additional paid-in capital	4,896,756	1,793,966
Accumulated deficit	(12,256,516)	(6,678,294)
Total stockholders' equity (deficit)	(7,177,044)	(4,710,400)

Total liabilities and stockholders' equity (deficit)	$5,486,439	$3,712,426

The accompanying notes are an integral part of these financial statements.

Vado Corp.

Condensed Consolidated Statements of Operations

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenue	$4,349,533	$4,310,536	$11,665,082	$12,793,466
Cost of revenue	2,599,210	3,207,119	7,656,550	8,972,296
Gross Profit	1,750,323	1,103,417	4,008,532	3,821,170

Operating expenses:
Selling, general and administrative	2,222,019	2,006,154	7,081,210	7,273,281
Cost of legal settlement	-	-	894,274	-

Total operating expenses	2,222,019	2,006,154	7,975,484	7,273,281

Net operating loss	(471,696)	(902,737)	(3,966,952)	(3,452,111)

Other expense:

Interest expense, net of interest income	(1,165,641)	(150,750)	(1,611,270)	(454,463)
Total other expense	(1,165,641)	(150,750)	(1,611,270)	(454,463)

Net loss before provision for income taxes	(1,637,337)	(1,053,487)	(5,578,222)	(3,906,574)

Provision for income taxes	-	-	-	-

Net loss	$(1,637,337)	$(1,053,487)	$(5,578,222)	$(3,906,574)

Net loss per share - basic	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Net loss per share - diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Weighted average shares outstanding - basic	182,438,137	168,579,889	181,193,901	169,250,716

Weighted average shares outstanding - diluted	182,438,137	168,579,889	181,193,901	169,250,716

The accompanying notes are an integral part of these financial statements.

Vado Corp.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	For the Nine	For the Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,578,222)	$(3,906,574)
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Stock based compensation	512,143	208,540
Amortization of discount on investment	(15,450)	-
Depreciation and amortization	169,485	150,184
Amortization of ROU asset	432,901	409,298
Amortization of discount on convertible note payable	201,859	-
Provision for doubtful accounts	114,217	87,826
Minimum interest liability on loan	1,172,638	-
Changes in assets and liabilities:
Accounts receivable	(1,424,950)	1,155,758
Other current assets	51,423	(58,271)
Accounts payable	1,108,089	(551,077)
Deferred revenue	316,519	(127,364)
Acquisition liability	(112,500)	(112,500)
Accrued settlement	769,274	(562,500)
Operating lease liability	(470,245)	(435,033)
Net cash (used in) provided by operating activities	(2,752,819)	(3,741,713)

INVESTING ACTIVITIES
Cash paid for fixed assets	(8,706)	(16,213)
Cash paid for development of intangible assets	(21,848)	(70,932)
Investment in securities	(1,000,786)	-
Net cash provided by (used in) investing activities	(1,031,340)	(87,145)

FINANCING ACTIVITIES
Proceeds from sale of common stock	500,000	500,000
Proceeds from notes payable - related parties	-	500,000
Proceeds from EIDL Loan	-	50,000
Proceeds from convertible notes payable - related parties	2,100,000	-
Issuance of Series A Preferred Stock for cash	1,500,000	-
Principal payments on loan payable	(350,613)	(84,040)
Stock options exercised for cash	5,071	-
Net cash provided by (used in) financing activities	3,754,458	965,960

Net increase in cash and cash equivalents	(29,701)	(2,862,898)

Cash and cash equivalents at beginning of period	485,053	3,536,384

Cash and cash equivalents at end of period	$455,352	$673,486

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$365,039	$345,020
Income taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
	$-	$-

The accompanying notes are an integral part of these financial statements.

Vado Corp.

Condensed Consolidated Statements of Stockholders’ Equity

For the Three and Nine Months Ended September 30, 2023 and 2022

	Common Stock		Preferred Stock Series A		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, June 30, 2022	168,773,282	$168,773	150,000	$150	$419,561	$(4,728,712)	$(4,140,228)

Proceeds from sale of common stock	2,751,578	2,752	-	-	497,248	-	500,000
Exercise of stock options	613	-	-	-	52	-	52
Vesting of stock options	-	-	-	-	156,028	-	156,028
Net loss for the three months ended September 30, 2022	-	-	-	-	-	(1,053,487)	(1,053,487)
Balance, September 30, 2022	171,525,473	$171,525	150,000	$150	$1,072,889	$(5,782,199)	$(4,537,635)
	-	-	-	-	-	-	-

Balance, December 31, 2021	168,579,889	$168,580	150,000	$150	$367,242	$(1,875,625)	$(1,339,653)
Issuance of restricted stock awards to employee	193,393	193	-	-	(193)	-	-
Proceeds from sale of common stock	2,751,578	2,752	-	-	497,248	-	500,000
Exercise of stock options	613	-	-	-	52	-	52
Vesting of stock options	-	-	-	-	208,540	-	208,540
Net loss for the nine months ended September 30, 2022	-	-	-	-	-	(3,906,574)	(3,906,574)
Balance, September 30, 2022	171,525,473	$171,525	150,000	$150	$1,072,889	$(5,782,199)	$(4,537,635)

Balance, June 30, 2023	182,435,898	$182,436	223,333	$223	$4,796,831	(10,619,179)	(5,639,689)
Share based compensation	-	-	-	-	94,911	-	94,911
Shares issued for conversion of stock options	56,324	57	-		5,014	-	5,071
Issuance of shares to service provider	-	-	-	-	-	-	-
Sale of Series A Preferred Stock for cash	-	-	-	-	-	-	-
Discount on convertible notes payable	-	-	-	-	-	-	-
Net loss for the three months ended September 30, 2023	-	-	-	-	-	(1,637,337)	(1,637,337)
Balance, September 30, 2023	182,492,222	$182,493	$223,333	$223	$4,896,756	$(12,256,516)	$(7,177,044)

Balance, December 31, 2022	173,757,921	$173,758	170,000	$170	$1,793,966	(6,678,294)	(4,710,400)
Effect of reverse merger	6,985,500	6,986		-	(53,308)	-	(46,322)
Share based compensation	-	-	-	-	512,143	-	512,143
Issuance of shares to service provider	-	-	3,333	3	99,997		100,000
Sale of common stock for cash	1,692,477	1,692	-	-	498,308	-	500,000
Sale of Series A Preferred Stock for cash	-	-	50,000	50	1,499,950	-	1,500,000
Discount on convertible notes payable	-	-	-	-	540,686	-	540,686
Shares issued for conversion of stock options	56,324	57			5,014	-	5,071
Net loss for the nine months ended September 30, 2023	-	-	-	-	-	(5,578,222)	(5,578,222)
Balance, September 30, 2023	182,492,222	$182,493	223,333	$223	$4,896,756	$(12,256,516)	$(7,177,044)

The accompanying notes are an integral part of these financial statements.

VADO CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

1. Organization and Business

Vado Corp. (“Vado” or the “Company”) is a Nevada corporation established on February 10, 2017. On February 24, 2023 the Company completed a share exchange agreement (the “Exchange Agreement”) with Socialcom, Inc, a California corporation (“Socialcom”) and the shareholders of Socialcom (the “Closing”). Pursuant to the closing of the Exchange Agreement, the Company issued to the Socialcom shareholders a total of 173,757,921 shares of the Company’s common stock, representing approximately 96% of the outstanding shares of common stock of the Company after giving effect to such issuance, in exchange for all of the shares of Socialcom common stock held by such Socialcom shareholders. The net amount of 6,985,500 shares of the Company’s common stock were held by the previous Vado Corp. shareholders subsequent to the Exchange Agreement. Following the Closing, in May 2023 the Company issued a total of 6,015,757 shares of common stock in exchange for 687,515 shares of Socialcom common stock held by the then minority shareholders of Socialcom. As a result of the foregoing Socialcom became a wholly-owned (rather than a 96.6% owned) subsidiary of the Company. As a result of the Closing, Socialcom became an approximately 96% owned subsidiary of the Company. The Company acquired no assets and $46,322 of liabilities in connection with the Exchange Agreement. Following the closing, the Company through Socialcom operates as a digital marketing and services company focused on delivering integrated advertising and technology performance solutions to independent agencies and brands through its omnichannel trading desk platform.

Socialcom was incorporated in the State of California on March 8, 2013, for the purpose of delivering integrated advertising and technology services to independent agencies and brands. The Company’s tech solution, both self-service and managed service, is built to deliver end-to-end omnichannel performance, including advertising technology, data-driven campaign optimization and creative services. Since its inception the strategic focus of the company has been oriented toward mid-market businesses, a significant and generally underserved segment of the larger US economy, especially with respect to their need for powerful enterprise advertising technology solutions to drive improved business outcomes and level the playing field against often larger, better-funded competitors.

Socialcom continues to embrace future-first solutions, recognizing ongoing changes in the ad tech space, from data usage and privacy, to emerging technologies and platforms. The Company operates tdX, an omnichannel trading desk platform, providing unified buy-side access to the full-breadth of the ad tech ecosystem, including 24 performance platforms across programmatic, display, CTV, DOOH, and audio, along with search and social. tdX represents a holistic performance solution, unified by the company’s robust data infrastructure, delivering powerful real-time campaign learnings and cross-channel performance optimizations, along with sophisticated analytics designed to deliver scalable and sustainable campaign outcomes. Tech-enabled creative services, delivered by the Company’s internal creative team, Socialcom Studio, ensures that creative is a powerful driver of campaign success, providing differentiated, performance-oriented brand and product ad units and other digital content for deployment within customer campaigns.

Each of these elements, seamlessly integrated within Socialcom’s tech stack, represents a unified customer acquisition and growth solution for the performance marketer, seeking a holistic advertising solution that can deliver measurable and scalable results against clearly defined business goals.

The preparation of unaudited condensed interim financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The unaudited interim condensed financial statements have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations. These unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended December 31, 2022 of Socialcom, which was the accounting acquirer in the February 2023 share exchange described above as Vado was a shell company with no operations at the time of the closing of the share exchange. Such audited Socialcom financial statements are included in the Company’s Offering Statement on Form 1-A originally filed with the SEC on April 19, 2023, as amended.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in US dollars. The Company has adopted a fiscal year end of December 31. The accompanying condensed consolidated financial statements include the accounts of Socialcom and Vado Corp. All material intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company had cash of $455,352 and $485,053 and no cash equivalents as of September 30, 2023 and December 31, 2022, respectively.

Restricted Investment

The Company has a restricted investment in the amount of $1,016,236 in connection with a complaint filed by a former services provider of the Company in the amount of $1,442,441 for amounts due. The restricted investment is held in the form of a United States Treasury Bill which matures on May 16, 2024. It is the Company’s intention to hold this investment to maturity. See notes 13 and 16.

Property, Plant, and Equipment

Property and equipment is recorded at the lower of cost or estimated net recoverable amount, and is depreciated using the straight-line method over its estimated useful life. Property acquired in a business combination is recorded at estimated initial fair value. Property, plant, and equipment are depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based upon the following life expectancy:

Years
Office equipment	3 to 5
Furniture & fixtures	3 to 7
Leasehold improvements	Term of lease

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation are eliminated and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its property and equipment and any identifiable intangibles including goodwill for impairment on an annual basis utilizing the guidance set forth in the Statement of Financial Accounting Standards Board ASC 350 “Intangibles – Goodwill and Other” and ASC 360 “Property, Plant, and Equipment.” At September 30, 2023 and December 31, 2022, the net carrying value of intangible assets on the Company’s balance sheet was $153,277 and $286,801, respectively.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts and other accounts, the balances of which at times may be uninsured or exceed federally insured limits. From time to time, some of the Company’s funds are also held by escrow agents; these funds may not be federally insured. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts.

Advertising and Marketing Costs

All costs associated with advertising and promoting products are expensed as incurred. Total recognized advertising and marketing expenses were $123,820 and $282,071 for the nine months ended September 30, 2023 and 2022, respectively.

Fair Value of Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) No. 825 - Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying amounts of the Company’s cash and cash equivalents, notes receivable, convertible notes payable, accounts payable and accrued expenses, none of which is held for trading, approximate their estimated fair values due to the short-term maturities of those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3 - Significant unobservable inputs that cannot be corroborated by market data.

Capitalized Software Development Costs

The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the development of the Company’s platform solution. These costs include third party development expenses for that are directly associated with and devote time to software development projects. Software development costs that do not qualify for capitalization, as further discussed below, are expensed as incurred and recorded in operating expenses in the consolidated statements of operations.

The Company’s customers do not take possession of the software and cannot run the software on their own hardware. For these reasons, pursuant to ASC 985-20 Costs of Software to Be Sold, Leased, or Marketed (“ASC 982-20”), the software is considered a software hosting arrangement and the Company applied the guidance of ASC 350-40 Intangibles – Goodwill and Other: Internal Use Software” (“ASC 350-40"). Pursuant to ASC 350-40, software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post-implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.

Operating Leases

The Company accounts for its leasing arrangements by applying the guidance of Accounting Standards Update No. 2016-02, Leases (Topic 842), (“ASU 2016-02”). The Company enters into operating leases for its office space. The Company does not have finance leases.

The Company determines if an arrangement is, or contains, a lease at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for a period of time, or term, in exchange for consideration, and operating lease liabilities represent its obligation to make lease payments arising from the aforementioned right.

Operating lease assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease, and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit for each of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate, based on the information available at the lease commencement date in determining the present value of its expected lease payments. The Company has elected to not separate lease and non-lease components.

Operating lease assets are amortized on a straight-line basis in operating lease expense over the lease term on the consolidated statements of operations. The related amortization, along with the change in the operating lease liabilities, are separately presented within the cash flows from operating activities on the consolidated statements of cash flows. The Company records lease expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term.

Certain leases contain provisions for property-related costs that are variable in nature for which the Company is responsible, including common area maintenance and other property operating services. These costs are calculated based on a variety of factors including property values, tax and utility rates, property services fees and other factors.

Refer to Note 8 for additional information.

Revenue Recognition

The Company generates its revenue by providing marketers and advertising agencies with the ability to deliver digital marketing and marketing-related solutions. The Company’s primary business is to deliver omnichannel programmatic, paid search, and paid social advertising services for its customers. The Company also does a limited amount of marketing-related project work for customers, including creative services, and also has a reseller solution with a partner. This results in the following revenue streams:

●	Programmatic Solutions

●	Paid Search & Social Solutions

●	Services Revenue

●	Self-Serve Revenue

The Company applies a five-step approach as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606: Revenue from Contracts with Customers (“ASC 606”) in determining the amount and timing of revenue to be recognized:

●	Identification of a contract with a customer;

●	Identification of the performance obligation in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

The determination of whether revenue should be reported on a gross or a net basis is based upon an assessment of whether we are acting as the principal or agent in the transaction based upon the guidance in ASC 606. Making such determinations involves judgment and is based on an evaluation of the terms of each arrangement, none of which are considered presumptive or determinative. We act as a principal and recognize revenue on a gross basis if (i) we control the advertising inventory before it is transferred to our clients; (ii) we bear sole responsibility for fulfillment of the advertising promise and inventory risks and (iii) we have full discretion in establishing prices. We applied the guidance of ASC 606 to our revenue streams as follows:

Programmatic Solutions: Programmatic revenue consists of delivering our customer’s budget programmatically through our trading desk model, where multiple Demand Side Platforms (“DSP”) are utilized to deliver advertising budgets as paid impressions. The Company, through its deep understanding of DSP platforms, transacts to spend customer’s budgets within the platforms to execute against customer marketing goals as efficiently and effectively as possible. In this arrangement, our team will perform all of the setup, activation, strategy, tactic building, implementation and delivery of the campaign through a partner platform or platforms. We enter into an Insertion Order / Media Plan (“IO”) with all Programmatic customers. The IO states the services that are to be performed and a budget for each tactic or tactics. We bill our customers for a percentage of the total spend, and recognize revenue upon completion of the performance obligation. Because we are in control of this process and assume inventory risk, we recognize revenue on a gross basis.

Paid Search & Social Solutions: We also enter into an IO with all Paid Search & Social customers. The IO states the services that are to be performed and a budget for each tactic. We bill our customers for a percentage of the total spend, and recognize revenue upon completion of the performance obligation. In instances where we pay the third party for inventory, we recognize revenue on a gross basis because we bear the inventory risk. In instances where the customer pays the third party, we recognize revenue on a net basis.

Services Revenue: We enter into Statement of Work (“SOW”) agreements with all Services customers. The SOW includes estimated costs to be applied against the services to be performed, and establishes payment and billing terms. Services revenue is recognized on a gross basis.

Self-Serve Revenue: Self-serve revenue consists of revenues generated through our Admatx platform, as well as through reselling access to a major enterprise DSP. Users of Admatx agree to our platform terms and conditions, and we enter into Master Services Agreements (“MSA”) with all reseller customers. The Platform Terms and Conditions and MSAs detail the work and responsibilities of each party and their respective obligations. Self-serve revenue is recognized on a net basis.

Deferred Revenue

Certain customer arrangements in the Company's business result in deferred revenues when cash payments are received in advance of performance.

The following table represents the changes in deferred revenue as reported on the Company’s consolidated balance sheets:

Balance acquired as of December 31, 2022	72,630
Cash payments received	1,994,020
Net sales recognized	(1,677,501)
Balance as of September 30, 2023	$389,149

Stock-Based Compensation

We recognize compensation costs to employees under FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). Under FASB ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation cost for stock options are estimated at the grant date based on each option’s fair-value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. Share-based compensation arrangements may include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Equity instruments issued to other than employees are recorded pursuant to the guidance contained in ASU 2018-07 (“ASU 2018-07”), Improvements to Non-employee Share-Based Payment Accounting, which simplified the accounting for share-based payments granted to non-employees for goods and services. Under the ASU 2018-07, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

Basic and Diluted Earnings or Loss Per Share

Basic net earnings per share is based on the weighted average number of shares outstanding during the period, while fully diluted net earnings per share is based on the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the period using the treasury stock method. Potentially dilutive securities consist of options to purchase common stock. Basic and diluted net loss per share are computed based on the weighted average number of shares of common stock outstanding during the period. At September 30, 2023 and December 31, 2022, the Company had the following potentially dilutive instruments outstanding: a total of 21,141,015 and 21,412,527 shares, respectively, issuable upon the exercise of stock options.

The Company uses the treasury stock method to calculate the impact of outstanding stock options and warrants. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per common share and, accordingly, are excluded from the calculations. At September 30, 2023 and 2022, 21,141,015 and 21,412,527 stock options, respectively, are excluded from the calculation of fully-diluted shares outstanding.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company management may consult its legal counsel to evaluate the perceived merits of any legal proceedings or unasserted claims brought to such legal counsel’s attention as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock, as well as amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard was effective for us on January 1, 2022. The adoption of this standard did not have a material effect on our consolidated financial statements.

There are various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Accounts Receivable

Accounts receivable, net was $3,391,491 and $2,080,758 at September 30, 2023 and December 31, 2022, respectively. During the nine months ended September 30, 2023 and 2022, the Company charged the amount of $114,217 and $87,826, respectively, to bad debt expense. At September 30, 2023 and December 31, 2022, the Company maintained a reserve for doubtful accounts in the amount of $204,122 and $173,382, respectively.

On June 13, 2019, the Company entered into an accounts receivable financing and security agreement (the “Financing Agreement”) in the maximum amount of $10,000,000 whereby the Company would be advanced 85% of the gross value of accounts receivable invoices submitted to the lender for purchase. The cost of the financing consists of (i) an initial financing fee equal to one-twelfth of the net amount advanced multiplied by the facility rate, initially defined as LIBOR plus 6.5% per annum (the “Facility Rate”), and (ii) an additional financing fee consisting of one-twelfth of the amount advanced, prorated on a daily rate, multiplied by the Facility Rate. On June 11, 2021, the maximum amount available under the Financing Agreement was reduced to $5,000,000, and on June 8, 2022, the maximum amount available under the Financing Agreement was reduced to $3,000,000 and the Facility Rate was increased to LIBOR plus 7.25% per annum. On September 18, 2023, the maximum amount available under the Financing Agreement was reduced to $2,000,000 and the Facility Rate was increased to Prime Rate (defined as the higher of the highest rate as reported by the Wall Street Journal or 8.5%) plus 5% per annum. During the nine months ended September 30, 2023 and 2022, the Company charged to interest expense the amount of $88,142 and $75,490, respectively, pursuant to the Financing Agreement.

Accounts receivable, net consisted of the following at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
Accounts receivable	$3,423,726	$2,048,001
Due under Financing Agreement, net	171,887	257,731
Allowance for doubtful accounts	(204,122)	(224,974)
Total	$3,391,491	$2,080,758

4. Other Current Assets

Other current assets consisted of the following at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
Deposits	$39,792	174,092
Prepaid expenses	254,271	71,394
Total	$294,063	$245,486

5. Property and Equipment

Property and equipment consisted of the following at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
Computer equipment	$148,599	$139,143
Leasehold improvements	45,891	45,891
Less: accumulated depreciation	(166,921)	(152,058)
Property and equipment, net	$27,569	$32,976

The Company made payments in the amounts of $8,706 and $16,213 for property and equipment during the nine months ended September 30, 2023 and 2022, respectively. Depreciation expense was $4,325 and $6,602 for the three months ended September 30, 2023 and 2022, respectively. Depreciation expense was $14,113 and $19,265 for the nine months ended September 30, 2023 and 2022, respectively.

6. Intangible Assets

In January 2021 the Company completed the acquisition of certain assets consisting of customer contracts and customer lists (the “BigBuzz Customer Lists”) from BigBuzz Marketing Group (“BigBuzz”). The cost of the BigBuzz Customer Lists was $475,000 payable over three years (see note 9). The Company also capitalized the direct costs of this transaction in the amount of $7,462 for a total cost basis of $482,462. The BigBuzz Customer Lists are being amortized over a period of three years based on the expected customer life of the assets acquired.

The Company began to capitalize the costs of development of internal use software in August 2021, and software was first placed into service in May, 2022. During the year ended December 31, 2022, the Company capitalized $89,094 of costs to develop internal use software, placed $123,937 of costs to develop internal use software into service, and amortized the amount of $19,969. During the nine months ended September 30, 2023, the Company capitalized $21,847 of costs to develop internal use software, placed $25,961 of costs to develop internal use software into service, and amortized the amount of $22,793.

The Company has $4,497 and $8,611 in capitalized software costs that have not yet been placed into service at September 30, 2023 and December 31, 2022, respectively.

Intangible assets consisted of the following at September 30, 2023 and December 31, 2022:

	September 30, 2023
		Accumulated
	Gross	Amortization	Net
Customer lists	$482,462	$(428,855)	$53,607
Internal use software	154,395	(54,725)	99,670
Total	$636,857	$(483,580)	$153,277

	December 31, 2022
		Accumulated
	Gross	Amortization	Net
Customer lists	$482,462	$(308,240)	$174,222
Internal use software	132,548	(19,969)	112,579
Total	$615,010	$(328,209)	$286,801

The Company amortized the amount of $52,167 and $42,390 during the three months ended September 30, 2023 and 2022, respectively. The Company amortized the amount of $155,371 and $82,595 during the nine months ended September 30, 2023 and 2022, respectively.

7. Right of Use Assets and Liabilities

The Company leases its corporate office under an operating lease. Leased assets and corresponding liabilities are recognized based on the present value of the lease payments over the lease term. The lease terms may include options to extend when it is reasonably certain that the Company will exercise that option.

Topic ASC 842 requires the Company to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. Right of use assets are recorded in other assets on the Company’s condensed consolidated balance sheets. Current and non-current lease liabilities are recorded in other accruals within current liabilities and other non-current liabilities, respectively, on its condensed consolidated balance sheets. Costs associated with operating leases are recognized on a straight-line basis within operating expenses over the term of the lease.

At September 30, 2023 and December 31, 2022, the Company had total right of use assets of $148,451 and $581,352, respectively, and lease liabilities of $160,899 and $631,144, respectively, which were included in the Company’s balance sheets. Right to use assets – operating leases are summarized below:

	September 30, 2023	December 31, 2022
Administrative office	$148,451	$581,352
Right to use assets, net	$148,451	$581,352

Operating lease liabilities are summarized below:

	September 30, 2023	December 31, 2022
Administrative office	$160,899	$631,144
Lease liability	$160,899	$631,144
Less: current portion	(160,899)	(631,144)
Lease liability, non-current	$-	$-

The Company’s lease expense was entirely comprised of operating leases. Lease expense for the nine months ended September 30, 2023 and 2022 was $449,582 and $449,582, respectively. The Company’s right of use (“ROU”) asset amortization for the nine months ended September 30, 2023 and 2022 was $432,901 and $409,298, respectively; the difference between the lease expense and the associated ROU asset amortization consists of interest.

Maturity analysis under these lease agreements are as follows:

For the twelve months ended September 30, 2024	$162,309
Less: Present value discount	(1,410)
Lease liability	$160,899

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
Trade accounts payable	$2,527,929	$1,585,352
Credit cards payable	564,435	371,773
Accrued payroll and payroll taxes	194,193	261,535
Accrued interest	139,973	53,459
Total	$3,426,530	$2,272,119

9. Acquisition Liabilities

In January 2021 the Company recorded a liability in the amount of $475,000 in connection with the acquisition of the BigBuzz Customer Lists (see note 6), which consisted of a three-year employment agreement for each of the two founders of BigBuzz. As this was an acquisition of only certain assets consisting of customer contracts and customer lists (see note 6), no other assets were acquired that would give rise to acquisition related liabilities; there were no requirements to hire any other employees as part of the asset acquisition. The Company paid $25,000 of this amount on February 2, 2021; the remainder is payable at the rate of $12,500 per month through January 31, 2024. During the nine months ended September 30, 2023 and 2022, the Company paid the amount of $112,500 in connection with this liability.

10. Loans Payable

	September 30, 2023	December 31, 2022

Loan payable to Decathlon dated December 31, 2019 (the “Decathlon Loan”) in the principal amount of $3,000,000. The Decathlon Loan is due June 30, 2024 and is collateralized by all the assets of the Company. The Decathlon Loan accrues interest at a variable rate based upon internal rate of return targets. The effective rate of interest for the year ended December 31, 2022 and the nine months ended September 30, 2023 was approximately 17%. There are no restrictive covenants in the loan and it is not convertible. Repayments are required based upon a fixed percentage of our earned revenue. If not repaid prior the final balance is due on June 13, 2024. The Decathlon Loan is subject to minimum interest that escalates over the term of the loan. During the three months ended September 30, 2023, the minimum interest on this loan increased by $900,000 to a total of $3,900,000. The Company accounted for the minimum interest liability as a discount on the debt. At September 30, 2023 and December 31, 2022, the potential liability for unearned minimum interest was $1,388,866 and $1,661,504, respectively. During the nine months ended September 30, 2023, the Company made principal payments in the amount $350,613 on the Decathlon loan. During the nine months ended September 30, 2022, the Company made principal payments in the amount $84,040 respectively, on the Decathlon loan.

	$3,098,806	$2,276,781

Loan payable to the US Small Business Administration (the “EIDL Loan”) dated July 7, 2020 pursuant to the Small Business Administration Economic Injury Disaster Loan Program (the “EIDL”) established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) in the original principal amount of $150,000. Effective March 31, 2022, the Company borrowed an additional $50,000 under the EIDL Loan and the balance due was amended to $200,000. Interest payments in the amount of $989 per month were due beginning in January 2023. The term of the EIDL Loan is 30 years, and the annual interest rate is 3.75%. EIDL Loan recipients can apply for, and be granted forgiveness for, all or a portion of loans granted. During the nine months ended September 30, 2023 and 2022, the Company accrued interest in the amount of $8,901 and $3,154, respectively, on the EIDL Loan.

	200,000	200,000

Total	$3,298,806	$2,476,781

Current portion	$3,098,806	$348,945
Long-term maturities	200,000	2,127,836
Total	$3,298,806	$2,476,781

Aggregate maturities of loans payable as of September 30, 2023 are as follows:

For the twelve months ended September 30,

2024	$3,098,806
2025	-
2026	1,363
2027	4,496
2028 and thereafter	194,141
Total	$3,298,806

11. Loans Payable – Related Parties

	September 30, 2023	December 31, 2022
Loan payable to an entity affiliated to Jason Wulfsohn, the Company’s CEO and a director, originally dated March 21, 2020 and renewed March 21, 2021, March 21, 2022, and March 21, 2023 in the amount of $300,000 bearing interest at the rate of 15% and due March 21, 2024 (“March 2021 Loan 1”). During the three months ended September 30, 2023 and 2022, the Company made interest payments of $11,250 on the March 2021 Loan 1. During the nine months ended September 30, 2023 and 2022, the Company made interest payments of $33,750 on the March 2021 Loan 1.	$300,000	$300,000

Loan payable to an entity affiliated to Reeve Benaron, the Company’s Chairman, originally dated March 21, 2020 and renewed March 21, 2021, and March 21, 2022, and March 11, 2023 in the amount of $300,000 bearing interest at the rate of 15% and due March 21, 2024 (the “March 2021 Loan 2”). During the three months ended September 30, 2023 and 2022, the Company made interest payments of $11,250 on the March 2021 Loan 2. During the nine months ended September 30, 2023 and 2022, the Company made interest payments of $33,750 on the March 2021 Loan 2.	300,000	300,000

Loan payable to an entity affiliated to Reeve Benaron, the Company’s Chairman and a principal stockholder, dated June 20, 2022 in the amount of $500,000 bearing interest at the rate of 2.19% and due December 31, 2024 (the “June 2022 Loan”). The June 2022 Loan is payable in eighteen monthly installments of $28,889 beginning on July 20, 2023. On November 13, 2023, the June 2022 Loan was amended to the loan being payable in eighteen monthly installments of $31,354 beginning on July 20, 2024, and the interest rate on the loan was increased to 8.25%. During the three months ended September 30, 2023 and 2022 the Company accrued interest in the amount of $10,312 and $2,738, respectively, on the June 2022 Loan. During the nine months ended September 30, 2023 and 2022 the Company accrued interest in the amount of $15,788 and $3,650, respectively, on the June 2022 Loan.

	500,000	500,000

Total	$1,100,000	$1,100,000

Current portion	$630,638	$757,426
Long-term maturities	469,362	342,574
Total	$1,100,000	$1,100,000

Aggregate maturities of loans payable – related parties as of September 30, 2023 are as follows:

For the nine months ended September 30,

2024	$630,638
2025	348,119
2026	121,243
Total	$1,100,000

12. Convertible Note Payable – Related Party

	September 30, 2023	December 31, 2022

Convertible promissory note payable to an entity affiliated to Reeve Benaron, the Company’s Chairman and a principal shareholder, dated February 7, 2023 in the amount of $800,000 bearing interest at the rate of 7.25% and due December 31, 2023 (the “February Convertible Note”). The February Convertible Note is convertible into common stock of the Company at a price of $2.04 per share. The Company recorded a beneficial conversion feature in the amount $215,686 in connection with the February Convertible Note; during the three and nine months ended September 30, 2023, $60,497 and $155,189, respectively, of the discount was amortized to interest expense. During the three and nine months ended September 30, 2023, the Company accrued interest in the amount of $15,096 and $38,614, respectively, on the February Convertible Note.

	800,000	-

Convertible promissory note payable to an entity affiliated to Jason Wulfsohn, the Company’s CEO and a director, dated May 12, 2023, in the amount of $1,300,000 bearing interest at the rate of 7.25% and due December 31, 2025 (the “May Convertible Note”). The May Convertible Note is convertible into common stock of the Company at a price of $0.32 per share. The Company recorded a beneficial conversion feature in the amount $325,000 in connection with the May Convertible Note. During the three and nine months ended September 30, 2023, $31,113 and $46,670 of the discount, respectively, was amortized to interest expense. During the three and nine months ended September 30, 2023, the Company accrued interest in the amount of $24,531 and $36,667, respectively, on the May Convertible Note.

	1,300,000	-

Total	$2,100,000	$-

Current portion	$800,000	$-
Long-term maturities	1,300,000	-
Total	$2,100,000	$-

Principal	$2,100,000	$-
Discount	(338,827)	-
Principal net of discount	$1,761,173	$-

13. Accrued Settlements

On December 31, 2019, the Company accrued the amount of $650,000 in connection with the settlement of a dispute with a former contractor. See note 16. At December 31, 2022, the balance due under this accrued liability was $62,500. During the nine months ended September 30, 2023 and 2022, the Company made payments on this accrued liability in the amount of $62,500 and $0, respectively. At September 30, 2023, the amount of $0 remains on the Company’s balance sheet as an accrued liability.

On December 31, 2018, the Company accrued the amount of $100,000 in connection with the settlement of a dispute with a former employee. See note 16. During the nine months ended September 30, 2023 and 2022, the Company made payments on this accrued liability in the amount of $62,500 and $0, respectively. At September 30, 2023, the amount of $0 remains on the Company’s balance sheet as an accrued liability.

On December 31, 2019 the Company accrued $1,582,652 in connection with a vendor dispute. During the three months ended September 30, 2023, the Company accrued an additional $894,274 pursuant to this dispute. See note 16. At September 30, 2023, the amount of $2,476,926 remains on the Company’s balance sheet as an accrued liability. The Company has investments in the amount of $1,016,236 on its balance sheet at September 30, 2023 for the purpose of funding a surety bond in connection with this liability. See note 16.

14. Stockholders’ Equity

The Company’s authorized capital stock consists of 490,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001, 1,000,000 shares of which are designated as Series A Preferred Stock.

Common Stock

Nine months ended September 30, 2023:

On January 30, 2023, Socialcom sold 1,692,477 shares of common stock at a price of $0.295 per share for cash in the amount of $500,000. These shares of Socialcom common stock were later exchanged for Vado common stock at a ratio of one-for-8.75 pursuant to the Exchange Agreement described in the paragraph that immediately follows.

On February 24, 2023 the Company completed the Exchange Agreement with pursuant which to the Company issued to the Socialcom shareholders a total of 173,757,921 shares of the Company’s common stock, representing approximately 96% of the outstanding shares of common stock of the Company after giving effect to such issuance, in exchange for all of the shares of Socialcom common stock held by such Socialcom shareholders. As a result of the foregoing, Socialcom became an approximately 96.6% owned subsidiary of the Company. Following the Closing, in May 2023 the Company issued a total of 6,015,757 shares of common stock in exchange for 687,515 shares of Socialcom common stock held by the then minority shareholders of Socialcom. As a result of the foregoing Socialcom became a wholly-owned (rather than a 96.6% owned) subsidiary of the Company. See note 1.

On August 29, 2023, the Company issued 56,324 shares of common stock for the exercise of stock options at a price of $0.09 per shares.

Nine months ended September 30, 2022:

None.

Preferred Stock

Series A Convertible Preferred Stock

The Company has designated 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001. Subject to certain limitations set forth in the Certificate of Designation of the Series A, each share of Series A is convertible into 20 shares of the Company’s common stock. The Series A is non-voting except as may be required by applicable law. The Series A also provides the holders with senior ranking with respect to the Company’s capital stock upon the occurrence of a liquidation, dissolution or winding up, and a liquidation preference in the event of the merger or consolidation of the Company in which the Company is not the surviving entity, the sale of all of the assets of the Company in a transaction which requires stockholder approval or the dissolution or winding up of the Company, in each case at the stated value of $30 per share of Series A.

Nine months ended September 30, 2023:

On February 24, 2023, the Company sold 25,000 shares of Series A Preferred Stock at a price of $30.00 per share for cash proceeds of $750,000 in the first tranche of a Securities Purchase Agreement entered into on January 30, 2023. On May 25, 2023, the Company sold an additional 25,000 shares of Series A Preferred stock for cash proceeds of $750,000.

On June 1, 2023, the Company issued 3,333 shares of Series A Preferred Stock to a service provider with a fair value of $30 per shares. The amount of $100,000 was charged to prepaid expenses and will be amortized over the one year term of the agreement. During the three months ended June 30, 2023, the Company charged to operations the amount of $3,333 in connection with this transaction.

Nine months ended September 30, 2022:

None.

Options

The following table summarizes the options outstanding and the related prices for the options to purchase shares of the Company’s common stock issued by the Company as of September 30, 2023:

			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
exercise	options	contractual	outstanding	options	exercisable
Prices	Outstanding	life (years)	Options	Exercisable	Options
$0.035	525,000	3.25	$0.035	525,000	$0.035
$0.086	367,500	6.98	$0.086	271,793	$0.086
$0.088	2,900,625	7.47	$0.088	1,664,679	$0.088
$0.094	4,398,678	8.86	$0.094	1,646,645	$0.097
$0.104	12,949,212	6.32	$0.104	12,949,212	$0.104
	21,141,015	6.95	$0.098	17,057,329	$0.099

Transactions involving stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2021	7,076,563	$0.083
Granted	18,905,390	0.102
Exercised	(1,225)	0.086
Cancelled / Expired	(3,187,188)	0.089
Options outstanding at December 31, 2022	22,793,540	$0.098
Granted	-	-
Exercised	(56,324)	0.089
Cancelled / Expired	(1,596,201)	0.092
Options outstanding at September 30, 2023	21,141,015	$0.098

During the three months ended September 30, 2023, the Company charged $94,911 to stock based compensation expense for stock options. During the three months ended September 30, 2022, the Company charged $56,564 to stock based compensation expense, including $48,102 for stock options and $8,462 for stock awards.

During the nine months ended September 30, 2023, the Company charged $512,143 to stock based compensation expense for stock options. During the nine months ended September 30, 2022, the Company charged $208,540 to stock based compensation expense, including $200,078 for stock options and $8,462 for stock awards.

The aggregate intrinsic value of options outstanding and exercisable at September 30, 2023 and December 31, 2022 was $4,169,287 and $2,884,456, respectively. Aggregate intrinsic value represents the difference between the fair value of the Company’s stock on the last day of the fiscal period, which was $0.295 and $0.22 as of September 30, 2023 and December 31, 2022, respectively, and the exercise price multiplied by the number of options outstanding.

There were no options valued during the nine months ended September 30, 2023. During the year ended December 31, 2022, the Company valued options using the Black-Scholes valuation model utilizing the following variables:

December 31,
2022
Volatility	69.93-79.02%
Dividends	$-
Risk-free interest rates	1.47-4.35%
Expected term (years)	2.77-6.15

15. Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If a carryforward exists, the Company decides as to whether the carryforward will be utilized in the future. Currently, a valuation allowance is established for all deferred tax assets and carryforwards as their recoverability is deemed to be uncertain. If the Company’s expectations for future operating results at the federal or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, it may need to adjust the valuation allowance, for all or a portion of the Company’s deferred tax assets. The Company’s income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in the Company’s valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on the Company’s future earnings.

Income tax expense was $0 for the nine months ended September 30, 2023, compared to $0 for the nine months ended September 30, 2022. The annual forecasted effective income tax rate for 2023 is 0%. The Company has no net operating loss carryforward due to the change of control inherent in the Exchange Agreement (see note 1). The Company has no uncertain tax positions at September 30, 2023 or December 31, 2022.

16. Commitments and Contingencies

In September 2019 there was an allegation of discrimination made by a former consultant. The Company vigorously denies any wrongdoing. See Note 13. The Company has recorded a liability in the amount of $650,000 on the balance sheet related to this matter. During the nine months ended September 30, 2023 and 2022, the Company made payments on this accrued liability in the amount of $62,500 and $0, respectively. At September 30, 2023, the amount of $0 remains on the Company’s balance sheet as an accrued liability.

In October 2019, there was an allegation of discrimination made by a former employee. The Company vigorously denies any wrongdoing. See Note 13. The Company has recorded a liability in the amount of $100,000 on the balance sheet related to this matter. During the nine months ended September 30, 2023 and 2022, the Company made payments on this accrued liability in the amount of $62,500 and $0, respectively. At September 30, 2023, the amount of $0 remains on the Company’s balance sheet as an accrued liability.

In June 2019, a former services provider of the Company filed a complaint in the amount of $1,442,441 for amounts due. See Note 13. The Company countersued for breach of agreement. During the three months ended September 30, 2023, the Company accrued an additional $894,274 pursuant to this dispute as a result a claim for an additional liability and a judgment for court costs against the Company. The Company plans to appeal this judgement which the Company believes is unlawful. The Company has recorded a liability in the amount of $2,476,926 on the balance sheet at September 30, 2023 in connection with this complaint. The Company has restricted cash in the amount of $1,016,236 for purposes of funding a surety bond in connection with this complaint. See note 13.

From time to time, the Company has become and may become involved in certain lawsuits and legal proceedings which arise in the ordinary course of business, or current or previous employees, or current or previous directors, or as a result of acquisitions and dispositions or other corporate activities. The Company intends to vigorously defend its positions. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our financial position or our business, and the outcome of these matters cannot be ultimately predicted.

17. Going Concern

As of September 30, 2023, we had unrestricted cash on hand of $455,352 and a working capital deficit of $5,815,309. Management believes this amount is not sufficient to meet our operating needs for the 12 months subsequent to the date of this filing. In order to meet our working capital requirements, we will need to either raise sufficient capital and/or increase revenue by executing against our various ongoing strategic growth initiatives while continuing to actively reduce, maintain, or manage our current expenditures. The Company’s ability to continue as a going concern is dependent upon its ability to improve cash flow and the ability to obtain additional financing, including debt and equity offerings. These and other listed factors cause substantial doubt about the Company’s ability to continue as a going concern.

18. Related Party Transactions

See Notes 11 and 12 for a description of related party transactions.

19. Subsequent Events

On October 27, 2023, the Board of Directors of the Company’s subsidiary Socialcom, approved the issuance of options to purchase a total of 607,810 shares of Socialcom common stock to Socialcom employees. The shares exercise price of the options is $2.58 per share, which is the fair market value per share of Socialcom common stock on the date of the grant.  Except for a total of 35,000 options which vest over a four-year period ending in 2027, these options were fully vested at the date of the grant. Subject to regulatory compliance and the requisite approvals, it is the Company’s intention to exchange these Socialcom options into options to purchase shares of the Company’s common stock at the rate of 8.75 to 1, which is the exchange ratio used in the Exchange Agreement. See note 14. This exchange would result in the issuance of options to purchase approximately 5,318,338 shares of the Company’s common stock. with an exercise price of approximately $0.295.

On November 13, 2023, Amendment No. 1 to the Promissory Note related to June 2022 Loan with Reeve Benaron was entered into (see related disclosures in Footnote 11 above), wherein the repayment start date was amended to July, 2024, the interest rate was increased to 8.25%, the monthly repayment amount was amended to $31,354, and the noteholder was replaced with an entity affiliated with Mr. Benaron.

On November 15, 2023, the Company borrowed $625,000 from a trust controlled by Jason Wulfsohn, the Company’s CEO and a principal shareholder, and issued a convertible promissory note in the principal amount of $625,000. The note accrues interest at 8.5% per annum and matures in December 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of $0.32 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Socialcom, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Socialcom, Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ equity, and cash flows for each of the two-year periods ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to acquire multiple services. Significant judgment is exercised by the Company in determining revenue recognition for these customer agreements. Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements was extensive and required a high degree of auditor judgment.

We tested the Company’s allocation of the transaction price and other variables that impact revenue recognition.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2022

Houston, TX

April 5, 2023

SOCIALCOM, INC.

Balance Sheets

	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash	$485,053	$3,536,384
Accounts receivable, net	2,080,758	3,466,024
Other current assets	245,486	178,380
Total current assets	2,811,297	7,180,788

Property and equipment, net of accumulated depreciation of $152,058 and $125,901	32,976	39,393
Right of use operating leases, net	581,352	1,130,922
Intangible assets -amortizable, net	286,801	378,497
Total Assets	$3,712,426	$8,729,600

LIABILITIES AND (DEFICIENCY IN) STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,272,119	2,847,356
Acquisition liabilities	162,500	312,500
Deferred revenue	72,630	202,406
Lease liability, operating leases, current	631,144	583,884
Loans payable, current	348,945	99,369
Loans payable, related party, current	757,426	600,000
Accrued settlement	1,707,652	2,332,652
Total current liabilities	5,952,416	6,978,167

Lease liability, operating leases, non-current	-	631,144
Loans payable, non-current	2,127,836	2,459,942
Loans payable, related party, non-current	342,574	-
Total Liabilities	8,422,826	10,069,253

Commitments and contingencies	-	-

Stockholders' equity (deficit)
Common stock, $0.001 par value, 30,500,000 shares authorized, 19,858,048 and 19,266,273 shares issued and outstanding at December 31, 2022 and 2021, respectively	19,858	19,266
Additional paid-in capital	1,948,036	516,706
Accumulated deficit	(6,678,294)	(1,875,625)
Total stockholders' equity (deficit)	(4,710,400)	(1,339,653)

Total liabilities and stockholders' equity (deficit)	$3,712,426	$8,729,600

The accompanying notes are an integral part of these financial statements.

SOCIALCOM, INC.

Statement of Operations

	For the Year Ended
	December 31,
	2022	2021

Revenue	$17,619,504	$29,771,957
Cost of revenue	11,496,539	19,153,943
Gross Profit	6,122,965	10,618,014

Operating expenses:
Selling, general and administrative	10,318,956	11,217,290

Total operating expenses	10,318,956	11,217,290

Net operating (loss) income	(4,195,991)	(599,276)

Other income (expense):
Interest expense, net of interest income	(606,678)	(719,908)
Gain on forgiveness of debt	-	2,434,773
Refundable tax credit, net of costs	-	737,137
Total other income (expense)	(606,678)	2,452,002

Net (loss) income before provision for income taxes	(4,802,669)	1,852,726

Provision for income taxes	-	-

Net (loss) income	$(4,802,669)	$1,852,726

Net (loss) income per share - basic	$(0.25)	$(0.25)

Net (loss) income per share - diluted	$(0.25)	$(0.23)

Weighted average shares outstanding - basic	19,472,691	19,140,172

Weighted average shares outstanding - diluted	19,472,691	19,182,036

The accompanying notes are an integral part of these financial statements.

SOCIALCOM, INC.

Statement of Cash Flows

	For the	For the
	Year Ended	Year Ended
	December 31,	December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(4,802,669)	$1,852,726
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Gain on forgiveness of debt	-	(2,434,773)
Stock based compensation	431,817	63,826
Depreciation and amortization	206,947	180,145
Amortization of ROU asset	549,570	520,190
Provision for doubtful accounts	138,968	40,659
Changes in assets and liabilities:
Acquisition liability	(150,000)	(162,500)
Accounts receivable	1,246,298	2,495,301
Other current assets	(67,106)	(38,276)
Accounts payable	(575,237)	(1,729,478)
Deferred revenue	(129,776)	158,832
Accrued settlement	(625,000)	(75,000)
Operating lease liability	(583,884)	(539,467)
Net cash (used in) provided by operating activities	(4,360,072)	332,185

INVESTING ACTIVITIES
Cash paid for fixed assets	(19,740)	(26,297)
Cash paid for development of intangible assets	(89,094)	(43,454)
Cost of investment in BBMG	-	(7,462)
Net cash provided by (used in) investing activities	(108,834)	(77,213)

FINANCING ACTIVITIES
Proceeds from sale of common stock	1,000,000	-
Proceeds from exercise of stock options	105	34,275
Proceeds from related party notes payable	500,000	-
Proceeds from EIDL Loan	50,000	-
Proceeds from PPP Loan	-	1,104,122
Principal payments on loan payable	(132,530)	(399,225)
Cash paid for distribution to investor	-	(7,500)
Net cash provided by (used in) financing activities	1,417,575	731,672

Net increase in cash and cash equivalents	(3,051,331)	986,644

Cash and cash equivalents at beginning of period	3,536,384	2,549,740

Cash and cash equivalents at end of period	$485,053	$3,536,384

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$402,648	$937,829
Income taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrual of investment costs	$-	$475,000

The accompanying notes are an integral part of these financial statements.

SOCIALCOM, INC.

Statement of Changes in Stockholders' Equity (Deficit)

Years ended December 31, 2022 and 2021

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2021	19,105,568	$19,106	$426,265	$(3,728,351)	$(3,282,980)
Stock issued for exercise of options	80,500	80	34,195	-	34,275
Issuance of restricted stock awards to employees	80,205	80	(44)	-	36
Vesting of stock options	-	-	63,790	-	63,790
Distribution to shareholder	-	-	(7,500)	-	(7,500)
Net income for the year ended December 31, 2021	-	-	-	1,852,726	1,852,726
Balance, December 31, 2021	19,266,273	19,266	516,706	(1,875,625)	(1,339,653)

Balance, December 31, 2022	19,266,273	$19,266	$516,706	$(1,875,625)	$(1,339,653)
Proceeds from the sale of common stock	569,533	570	999,430	-	1,000,000
Issuance of restricted stock awards to employee	22,102	22	16,902)	-	16,924
Issuance of shares for exercise of stock options	140	-	105	-	105
Vesting of stock options	-	-	414,893	-	414,893
Net income for the year ended December 31, 2022	-	-	-	(4,802,669)	(4,802,669)
Balance, December 31, 2022	19,858,048	$19,858	$1,948,036	$(6,678,294)	$(4,710,400)

The accompanying notes are an integral part of these financial statements.

SOCIALCOM, INC.

Notes to Financial Statements

1. Nature of Operations

SocialCom, Inc., a California corporation (the “Company,” “we,” “us,” or “SocialCom”) was incorporated in the State of California on March 8, 2013, for the purpose of delivering integrated advertising and technology services to independent agencies and brands. The Company’s tech solution, both self-service and managed service, is built to deliver end-to-end omnichannel performance, including advertising technology, data-driven campaign optimization and creative services. Since its inception the strategic focus of the company has been oriented toward mid-market businesses, a significant and generally underserved segment of the larger US economy, especially with respect to their need for powerful enterprise advertising technology solutions to drive improved business outcomes and level the playing field against often larger, better-funded competitors.

The company continues to embrace future-first solutions, recognizing ongoing changes in the ad tech space, from data usage and privacy, to emerging technologies and platforms. The Company operates tdX, an omnichannel trading desk platform, providing unified buy-side access to the full-breadth of the ad tech ecosystem, including 24 performance platforms across programmatic, display, CTV, DOOH, and audio, along with search and social. tdX represents a holistic performance solution, unified by the company’s robust data infrastructure, delivering powerful real-time campaign learnings and cross-channel performance optimizations, along with sophisticated analytics designed to deliver scalable and sustainable campaign outcomes. Tech-enabled creative services, delivered by the Company’s internal creative team, Socialcom Studio, ensures that creative is a powerful driver of campaign success, providing differentiated, performance-oriented brand and product ad units and other digital content for deployment within customer campaigns.

Each of these elements, seamlessly integrated within the Socialcom, Inc. tech stack, represents a unified customer acquisition and growth solution for the performance marketer, seeking a holistic advertising solution that can deliver measurable and scalable results against clearly defined business goals.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in US dollars. The Company has adopted a fiscal year end of December 31.

Going Concern

Our financial statements were prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. As shown in the accompanying financial statements, during the year ended December 31, 2022, the Company incurred a net loss from operations in the amount of $4,802,669. At December 31, 2022, the Company had cash in the amount of $485,053, a working capital deficit in the amount of $3,141,119, and an accumulated deficit of $6,678,294. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the audited financial statements. Management intends to finance operating costs over the next twelve months with the proceeds from the sale of equity securities, and/or revenues from operations. Although the Company has been successful in raising funds, there can be no assurance that we will be successful in our efforts to raise additional debt or equity capital and/or that cash generated by our future operations will be adequate to meet our needs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company had cash of $485,053 and $3,536,384 and no cash equivalents as of December 31, 2022 and 2021, respectively.

Property, Plant, and Equipment

Property and equipment is recorded at the lower of cost or estimated net recoverable amount, and is depreciated using the straight-line method over its estimated useful life. Property acquired in a business combination is recorded at estimated initial fair value. Property, plant, and equipment are depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based upon the following life expectancy:

Years
Office equipment	3 to 5
Furniture & fixtures	3 to 7
Leasehold improvements	Term of lease

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation are eliminated and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its property and equipment and any identifiable intangibles including goodwill for impairment on an annual basis utilizing the guidance set forth in the Statement of Financial Accounting Standards Board ASC 350 “Intangibles – Goodwill and Other” and ASC 360 “Property, Plant, and Equipment.” At December 31, 2022 and 2021, the net carrying value of intangible assets on the Company’s balance sheet was $286,801 and $378,497, respectively.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts and other accounts, the balances of which at times may be uninsured or exceed federally insured limits. From time to time, some of the Company’s funds are also held by escrow agents; these funds may not be federally insured. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts.

Advertising and Marketing Costs

All costs associated with advertising and promoting products are expensed as incurred. Total recognized advertising and marketing expenses were $100,862 and $333,168 for the years ended December 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) No. 825 - Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying amounts of the Company’s cash and cash equivalents, notes receivable, convertible notes payable, accounts payable and accrued expenses, none of which is held for trading, approximate their estimated fair values due to the short-term maturities of those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3 - Significant unobservable inputs that cannot be corroborated by market data.

Capitalized Software Development Costs

The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the development of the Company’s platform solution. These costs include third party development expenses for that are directly associated with and devote time to software development projects. Software development costs that do not qualify for capitalization, as further discussed below, are expensed as incurred and recorded in operating expenses in the consolidated statements of operations.

The Company’s customers do not take possession of the software and cannot run the software on their own hardware. For these reasons, pursuant to ASC 985-20 Costs of Software to Be Sold, Leased, or Marketed (“ASC 982-20”), the software is considered a software hosting arrangement and the Company applied the guidance of ASC 350-40 Intangibles – Goodwill and Other: Internal Use Software” (“ASC 350-40"). Pursuant to ASC 350-40, software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post-implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.

Operating Leases

The Company accounts for its leasing arrangements by applying the guidance of Accounting Standards Update No. 2016-02, Leases (Topic 842), (“ASU 2016-02”). The Company enters into operating leases for its office space. The Company does not have finance leases.

The Company determines if an arrangement is, or contains, a lease at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for a period of time, or term, in exchange for consideration, and operating lease liabilities represent its obligation to make lease payments arising from the aforementioned right.

Operating lease assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease, and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit for each of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate, based on the information available at the lease commencement date in determining the present value of its expected lease payments. The Company has elected to not separate lease and non-lease components.

Operating lease assets are amortized on a straight-line basis in operating lease expense over the lease term on the consolidated statements of operations. The related amortization, along with the change in the operating lease liabilities, are separately presented within the cash flows from operating activities on the consolidated statements of cash flows. The Company records lease expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term.

Certain leases contain provisions for property-related costs that are variable in nature for which the Company is responsible, including common area maintenance and other property operating services. These costs are calculated based on a variety of factors including property values, tax and utility rates, property services fees and other factors.

Refer to Note 7—Leases for additional information.

Revenue Recognition

The Company generates its revenue by providing marketers and advertising agencies with the ability to deliver digital marketing and marketing-related solutions. The Company’s primary business is to deliver omnichannel programmatic, paid search, and paid social advertising services for its customers. The Company also does a limited amount of marketing-related project work for customers, including creative services, and also has a reseller solution with a partner. This results in the following revenue streams:

●	Programmatic Solutions

●	Paid Search & Social Solutions

●	Services Revenue

●	Self-Serve Revenue

The Company applies a five-step approach as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606: Revenue from Contracts with Customers (“ASC 606”) in determining the amount and timing of revenue to be recognized:

●	Identification of a contract with a customer;

●	Identification of the performance obligation in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

The determination of whether revenue should be reported on a gross or a net basis is based upon an assessment of whether we are acting as the principal or agent in the transaction based upon the guidance in ASC 606. Making such determinations involves judgment and is based on an evaluation of the terms of each arrangement, none of which are considered presumptive or determinative. We act as a principal and recognize revenue on a gross basis if (i) we control the advertising inventory before it is transferred to our customers; (ii) we bear sole responsibility for fulfillment of the advertising promise and inventory risks and (iii) we have full discretion in establishing prices. We applied the guidance of ASC 606 to our revenue streams as follows:

Programmatic Solutions: Programmatic revenue consists of delivering our customer’s budget programmatically through our trading desk model, where multiple Demand Side Platforms (“DSP”) are utilized to deliver advertising budgets as paid impressions. The Company, through its understanding of DSP platforms, transacts to spend customer’s budgets within the platforms to execute against customer marketing goals as efficiently and effectively as possible. In this arrangement, our team will perform all of the setup, activation, strategy, tactic building, implementation and delivery of the campaign through a partner platform or platforms. We enter into an Insertion Order / Media Plan (“IO”) with all Programmatic customers. The IO states the services that are to be performed and a budget for each tactic or tactics. We bill our customers for a percentage of the total spend, and recognize revenue upon completion of the performance obligation. Because we are in control of this process and assume inventory risk, we recognize revenue on a gross basis.

Paid Search & Social Solutions: We enter into an Insertion Order / Media Plan (“IO”) with all Paid Search & Social customers. The IO states the services that are to be performed and a budget for each tactic. We bill our customers for a percentage of the total spend, and recognize revenue upon completion of the performance obligation. In instances where we pay the third party for inventory, we recognize revenue on a gross basis because we bear the inventory risk. In instances where the customer pays the third party, we recognize revenue on a net basis.

Services Revenue: We enter into Statement of Work (“SOW”) agreements with all Services customers. The SOW includes estimated costs to be applied against the services to be performed, and establishes payment and billing terms. Services revenue is recognized on a gross basis.

Self-Serve Revenue: Self-serve revenue consists of revenues generated through our Admatx platform, as well as through reselling access to a major enterprise DSP. Users of Admatx agree to our platform terms and conditions, and we enter into Master Services Agreements (“MSA”) with all reseller customers. The Platform Terms and Conditions and MSAs detail the work and responsibilities of each party and their respective obligations. Self-serve revenue is recognized on a net basis.

Deferred Revenue

Certain customer arrangements in the Company's business result in deferred revenues when cash payments are received in advance of performance.

The following table represents the changes in deferred revenue as reported on the Company’s consolidated balance sheets:

Balance acquired as of December 31, 2020	$43,574
Cash payments received	2,995,398
Net sales recognized	(2,836,566)
Balance as of December 31, 2021	$202,406

Cash payments received	1,649,836
Net sales recognized	(1,779,612)
Balance as of December 31, 2022	$72,630

Stock-Based Compensation

We recognize compensation costs to employees under FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). Under FASB ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation cost for stock options are estimated at the grant date based on each option’s fair-value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. Share-based compensation arrangements may include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Equity instruments issued to recipients other than employees are recorded pursuant to the guidance contained in ASU 2018-07 (“ASU 2018-07”), Improvements to Non-employee Share-Based Payment Accounting, which simplified the accounting for share-based payments granted to non-employees for goods and services. Under the ASU 2018-07, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

Basic and Diluted Earnings or Loss Per Share

Basic net earnings per share is based on the weighted average number of shares outstanding during the period, while fully diluted net earnings per share is based on the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the period using the treasury stock method. Potentially dilutive securities consist of options to purchase common stock. Basic and diluted net loss per share are computed based on the weighted average number of shares of common stock outstanding during the period. At December 31, 2022 and 2021, the Company had the following potentially dilutive instruments outstanding: a total of 897,266 and 184,808 shares, respectively, issuable upon the exercise of stock options.

The Company uses the treasury stock method to calculate the impact of outstanding stock options and warrants. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per common share and, accordingly, are excluded from the calculations. At December 31, 2022 and 2021, 1,009,176 and 142,945 stock options are excluded from the calculation of fully-diluted shares outstanding.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims brought to such legal counsel’s attention as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, current U.S. GAAP requires the performance of procedures to determine the fair value at the impairment testing date of assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, the amendments under this ASU require the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU became effective for the Company on January 1, 2020. Adoption of ASU 2017-04 did not have a material effect on the Company’s financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard effective January 1, 2021; we do not expect the adoption to have a material impact on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible Preferred Stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for us on January 1, 2022, including interim periods within such fiscal year. Adoption is either a modified retrospective method or a fully retrospective method of transition. We are currently assessing the impact the new guidance will have on our consolidated financial statements.

There are various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Accounts Receivable

Accounts receivable, net was $2,080,758 and $3,466,024 at December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, the Company charged the amount of $138,968 and $40,659, respectively, to bad debt expense. At December 31, 2022 and 2021, the Company maintained a reserve for doubtful accounts in the amount of $224,974 and $86,369, respectively.

On June 13, 2019, the Company entered into an accounts receivable financing and security agreement (the “Financing Agreement”) in the maximum amount of $10,000,000 whereby the Company would be advanced up to 85% of the gross value of its accounts receivable invoices submitted to the lender for purchase. On June 11, 2021, the maximum amount available under the Financing Agreement was reduced to $5,000,000, and on June 8, 2022, the maximum amount available under the Financing Agreement was reduced to $3,000,000 and the facility interest rate was increased to LIBOR plus 7.25% per annum (up from LIBOR plus 6.50%). The Financing Agreement provides for an initial financing fee equal to 1/12th of the facility interest rate and additional monthly financing fees of 1/12th of the facility interest rate. The revolving credit facility under the Financing Agreement is secured by the trade accounts receivable of the Company and guaranteed by its assets. During the years ended December 31, 2022 and 2021, the Company charged to interest expense the amount of $101,754 and $166,734, respectively, pursuant to the Financing Agreement.

Accounts receivable, net consisted of the following at December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Accounts receivable	$2,048,001	$3,450,632
Due under Financing Agreement, net	257,731	101,761
Allowance for doubtful accounts	(224,974)	(86,369)
Total	$2,080,758	$3,466,024

4. Other Current Assets

Other current assets consisted of the following at December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Deposits	$174,092	39,792
Prepaid expenses	71,394	138,588
Total	$245,486	$178,380

5. Property and Equipment

Property and equipment consisted of the following at December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Computer equipment	$139,143	$119,403
Leasehold improvements	45,891	45,891
Less: accumulated depreciation	(152,058)	(125,901)
Property and equipment, net	$32,976	$39,393

The Company made payments in the amounts of $19,740 and $26,297 for property and equipment during the years ended December 31, 2022 and 2021, respectively. Depreciation expense totaled $26,157 and $32,726 for the years ended December 31, 2022 and 2021, respectively.

6. Intangible Assets

In January 2021 the Company completed the acquisition of certain assets consisting of customer contracts and customer lists (the “BigBuzz Customer Lists”) from BigBuzz Marketing Group (“BigBuzz”). The cost of the BigBuzz Customer Lists was $475,000 payable over three years (see note 9). The Company also capitalized the direct costs of this transaction in the amount of $7,462 for a total cost basis of $482,462. The BigBuzz Customer Lists are being amortized over a period of three years based on the expected customer life of the assets acquired.

The Company began to capitalize the costs of development of internal use software in August 2021, and software was first placed into service in May 2022. In 2021, the Company capitalized $43,454 of costs to develop internal use software. In 2022, the Company capitalized an additional $89,094 of costs to develop internal use software. The Company placed $123,937 of costs to develop internal use software into service and amortized the amount of $19,969 during the year ended December 31, 2022. The Company has $8,611 in capitalized software costs that have not yet been placed into service at December 31, 2022.

Intangible assets consisted of the following at December 31, 2022 and 2021:

	December 31, 2022
		Accumulated
	Gross	Amortization	Net
Customer lists	$482,462	$(308,240)	$174,222
Internal use software	132,548	(19,969)	112,579
Total	$615,010	$(328,209)	$286,801

	December 31, 2021
		Accumulated
	Gross	Amortization	Net
Customer lists	$482,462	$(147,419)	$335,043
Internal use software	43,454	-	43,454
Total	$525,916	$(147,419)	$378,497

The Company amortized the amount of $180,790 and $147,419 during the years ended December 31, 2022 and 2021, respectively.

7. Right of Use Assets and Liabilities

The Company leases its corporate office under an operating lease. Leased assets and corresponding liabilities are recognized based on the present value of the lease payments over the lease term. The lease terms may include options to extend when it is reasonably certain that the Company will exercise that option.

Topic ASC 842 requires the Company to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. Right of use assets are recorded in other assets on the Company’s condensed consolidated balance sheets. Current and non-current lease liabilities are recorded in other accruals within current liabilities and other non-current liabilities, respectively, on its condensed consolidated balance sheets. Costs associated with operating leases are recognized on a straight-line basis within operating expenses over the term of the lease.

At December 31, 2022 and 2021, the Company had total right of use assets of $581,352 and $1,130,922, respectively, and lease liabilities of $1,215,028 and $1,215,028, respectively, which were included in the Company’s balance sheets. Right to use assets – operating leases are summarized below:

	December 31, 2022	December 31, 2021
Administrative office	$581,352	$1,130,922
Right to use assets, net	$581,352	$1,130,922

Operating lease liabilities are summarized below:

	December 31, 2022	December 31, 2021
Administrative office	$631,144	$1,215,028
Lease liability	$631,144	$1,215,028
Less: current portion	(631,144)	(583,884)
Lease liability, non-current	$-	$631,144

The Company’s lease expense was entirely comprised of operating leases. Lease expense for the years ended December 31, 2022 and 2021 was $607,837 and $638,084, respectively. The Company’s ROU asset amortization for the years ended December 31, 2022 and 2021 was $549,750 and $520,190, respectively; the difference between the lease expense and the associated ROU asset amortization consists of interest.

Maturity analysis under these lease agreements are as follows:

For the twelve months ended December 31, 2023	649,236
Total	$649,236
Less: Present value discount	(18,092)
Lease liability	$631,144

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Trade accounts payable	$1,585,352	$1,566,328
Credit cards payable	371,773	813,243
Accrued payroll and payroll taxes	261,535	425,129
Accrued interest	53,459	42,656
Total	$2,272,119	$2,847,356

9. Acquisition Liabilities

In January 2021 the Company recorded a liability in the amount of $475,000 in connection with the acquisition of the BigBuzz Customer Lists (see note 6), which consisted of a three-year employment agreement for each of the two founders of BigBuzz. As this was an acquisition of only certain assets consisting of customer contracts and customer lists (see note 6), no other assets were acquired that would give rise to acquisition related liabilities; there were no requirements to hire any other employees as part of the asset acquisition. The Company paid $25,000 of this amount on February 2, 2021; the remainder is payable at the rate of $12,500 per month through January 31, 2024. During the years ended December 31, 2022 and 2021, the Company paid the amount of $150,000 and $162,500, respectively, in connection with this liability.

10. Loans Payable

	December 31, 2022	December 31, 2021

Loan payable to Decathlon dated December 31, 2019 (the “Decathlon Loan”) in the principal amount of $3,000,000. The Decathlon Loan is due June 30, 2024 and is collateralized by all the assets of the Company. The Decathlon Loan accrues interest at a variable rate based upon internal rate of return targets. The effective rate of interest for the years ended December 31, 2021 and 2020 was approximately 17%. Repayments are required based upon a fixed percentage of our earned revenue. If not repaid prior the final balance is due on June 13, 2024. The Decathlon Loan is subject to minimum interest that escalates over the term of the loan. At December 31, 2022 and 2021, the potential liability for unearned minimum interest was $1,661,504 and $1,462,173, respectively. During the year ended December 31, 2022, the Company made principal and interest payments in the amount $132,530 and $402,648, respectively, on the Decathlon loan. During the year ended December 31, 2021, the Company made principal and interest payments in the amount $399,225 and $450,692, respectively, on the Decathlon loan.

	$2,276,781	$2,409,311

Loan payable to the US Small Business Administration (the “EIDL Loan”) dated July 7, 2020 pursuant to the Small Business Administration Economic Injury Disaster Loan Program (the “EIDL”) established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) in the original principal amount of $150,000. Effective March 31, 2022, the Company borrowed an additional $50,000 under the EIDL Loan, and the balance due was amended to $200,000. Loan. Payments in the amount of $989 per month will be due beginning in January 2023. The term of the EIDL Loan is 30 years, and the annual interest rate is 3.75%. EIDL Loan recipients can apply for, and be granted forgiveness for, all or a portion of loans granted if certain conditions are met. During the years ended December 31, 2022 and 2021, the Company accrued interest in the amount of $6,935 and $5,410, respectively, on the EIDL Loan.

	200,000	150,000

Total	$2,476,781	$2,559,311

Current portion	$348,945	$99,369
Long-term maturities	2,127,836	2,459,942
Total	$2,476,781	$2,559,311

Aggregate maturities of long-term notes payable as of December 31, 2021 are as follows:

For the year ended December 31,

2023	$348,945
2024	1,951,572
2025	11,868
2026	11,868
2027 and thereafter	152,528
Total	$2,476,781

11. Loans Payable – Related Parties

	December 31, 2022	December 31, 2021
Loan payable to an entity affiliated to Jason Wulfsohn, the Company’s CEO, originally dated March 21, 2020 and renewed March 21, 2021 and March 21, 2022 in the amount of $300,000 bearing interest at the rate of 15% and due March 21, 2023 (the “Wulfsohn Related Party Loan”). During the years ended December 31, 2022 and 2021, the Company made interest payments of $45,000 and $45,000, respectively, and no principal payments on the Wulfsohn Related Party Loan.	$300,000	$300,000

Loan payable to an entity affiliated to Reeve Benaron, the Company’s Chairman, originally dated March 21, 2020 and renewed March 21, 2021 and March 21, 2022 in the amount of $300,000 bearing interest at the rate of 15% and due March 21, 2023 (the “Benaron Related Party Loan”). During the years ended December 31, 2022 and 2021, the Company made interest payments of $45,000 and $45,000, respectively, and no principal payments on the Benaron Related Party Loan.	300,000	300,000

Loan payable to Reeve Benaron, the Company’s Chairman, dated June 20, 2022 in the amount of $500,000 bearing interest at the rate of 2.19% and due December 31, 2024 (the “Benaron Loan”). The Benaron Loan is payable in eighteen monthly installments of $28,889 beginning on July 20, 2023. During the years ended December 31, 2022 the Company accrued interest in the amount of $5,849 on the Benaron Loan.	500,000	-

Total	$1,100,000	$600,000

Current portion	$757,426	$600,000
Long-term maturities	342,574	-
Total	$1,100,000	$600,000

Aggregate maturities of loans payable – related parties as of December 31, 2022 are as follows:

For the year ended December 31,

2023	$757,426
2024	342,574
Total	$1,100,000

12. Accrued Settlements

On December 31, 2019, the Company accrued the amount of $650,000 in connection with the settlement of a dispute with a former contractor. See note 17. During the years ended December 31, 2022 and 2021, the Company made payments on this accrued liability in the amount of $587,500 and $0, respectively. At December 31, 2022, the amount of $62,500 remains on the Company’s balance sheet as an accrued liability.

On December 31, 2018, the Company accrued the amount of $100,000 in connection with the settlement of a dispute with a former employee. See note 17. During the years ended December 31, 2022 and 2021, the Company made payments on this accrued liability in the amount of $37,500 and $0, respectively. At December 31, 2022, the amount of $62,500 remains on the Company’s balance sheet as an accrued liability.

On December 31, 2019 the Company accrued $1,582,652 in connection with a vendor dispute. See note 17. At December 31, 2022, the amount of $1,582,652 remains on the Company’s balance sheet as an accrued liability.

13. Stockholders’ Equity

The Company’s authorized capital stock consists of 30,500,000 shares of common stock, par value $0.001, at December 31, 2022 and 2021. The Company had 19,858,048 and 19,266,273 shares of common stock issued and outstanding as of December 31, 2022 and 2021, respectively.

Common Stock

Year ended December 31, 2022:

On August 1, 2022, the Company entered into a stock purchase agreement (the “2022 Stock Purchase Agreement”) whereby the Company offered for sale shares of common stock representing 3.26% ownership of the Company at an average price of $1.97 per shares. The sales was structured to occur in three tranches, contingent upon the Company’s achievement of certain milestones:

Tranche 1: The sale of 314,466 shares of common stock at a price of $1.59 per share for proceeds of $500,000 upon the Company’s engaging pre-audit resources and Public Company Oversight Board registered audit firm. This milestone was achieved and this tranche was closed on August 1, 2022.

Tranche 2: The sale of 255,067 shares of common stock at a price of $1.96 per share for proceeds of $500,000 upon the Company’s completion of pre-audit financial statements, but no sooner than September 30, 2022. This milestone was achieved and this tranche was closed on September 30, 2022.

Tranche 3: The sale of 193,426 shares of common stock at a price of $2.58 per share for proceeds of $500,000 upon completion of more than 50% of the audit, but no sooner than October 31, 2022. This milestone was not achieved at December 31, 2022; see footnote 19.

During the year ended December 31, 2022, the Company sold a total of 569,533 shares of common stock for aggregate proceeds of $1,000,000 pursuant to the 2022 Stock Purchase Agreement.

On June 30, 2022, the Company issued 22,102 restricted stock units with a grant date fair value of $0.77 per share to an employee as compensation.

During the year ended December 31, 2022, the Company issued 140 shares of common stock for the exercise of stock options at a weighted average exercise price of approximately $0.75 per share for cash proceeds of $105.

Year ended December 31, 2021:

On December 31, 2021, the Company agreed to issue a total of 197,740 shares of common stock to a former employee for services previously rendered. 36,000 of these shares were issued on December 31, 2021. The remaining 161,740 shares may be issued at the request of the former employee. The estimated fair value of these shares in the aggregate amount of $200,000 was charged to paid-in capital during prior periods.

On December 31, 2021, the Company issued 44,205 shares of common stock with a value of $0.75 per share to an employee for services. The value of these shares was charged to operations in a prior period.

During the year ended December 31, 2021, the Company issued 80,500 shares of common stock for the exercise of stock options at a weighted average exercise price of approximately $0.43 per share for cash proceeds of $34,275.

Options

Year ended December 31, 2022:

During the year ended December 31 2022, the following option activity occurred:

●	610,000 options were issued with a weighted-average grant date fair value of $0.49 and a weighted-average exercise price of $0.77

●	80,500 options were exercised at a weighted-average exercise price of $0.43

●	262,554 options with a weighted-average exercise price of $0.76 were forfeited

●	272,008 options with a weighted-average exercise price of $0.61 expired

Year ended December 31, 2021:

During the year ended December 31 2021, the following option activity occurred:

●	610,000 options were issued with a weighted-average grant date fair value of $0.49 and a weighted-average exercise price of $0.77

●	80,500 options were exercised at a weighted-average exercise price of $0.43

●	262,554 options with a weighted-average exercise price of $0.76 were forfeited

●	272,008 options with a weighted-average exercise price of $0.61 expired

The following table summarizes the options outstanding and the related prices for the options to purchase shares of the Company’s common stock issued by the Company as of December 31, 2022:

			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
exercise	options	contractual	outstanding	options	exercisable
Prices	Outstanding	life (years)	Options	Exercisable	Options
$0.31	60,000	4.00	$0.31	60,000	$0.31
$0.75	68,860	7.62	$0.75	-41,672	$0.75
$0.77	376,500	8.13	$0.77	160,840	$0.77
$0.82	614,206	9.58	$0.82	18,126	$0.82
$0.91	1,479,910	7.07	$0.91	616,628	$0.91
$2.82	2,500	9.50	$2.82	-	$2.82
$3.82	3,000	9.50	$3.82	-	$3.82
	2,604,976	7.76	$0.64	897,266	$0.84

The following table summarizes the options outstanding and the related prices for the options to purchase shares of the Company’s common stock issued by the Company as of December 31, 2021:

			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
exercise	options	contractual	outstanding	options	exercisable
Prices	Outstanding	life (years)	Options	Exercisable	Options
$0.31	60,000	5.00	$0.31	60,000	$0.31
$0.75	115,250	7.70	$0.75	53,062	$0.75
$0.77	633,500	9.12	$0.77	71,746	$0.77
	808,750	8.61	$0.73	184,808	$0.61

Transactions involving stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2020	813,812	$0.64
Granted	610,000	0.77
Exercised	(80,500)	0.43
Cancelled / Expired	(534,562)	0.68

Options outstanding at December 31, 2021	808,750	$0.73
Granted	2,160,616	0.89
Exercised	(140)	0.75
Cancelled / Expired	(364,250)	0.78

Options outstanding at December 31, 2022	2,604,976	$0.86

During the year ended December 31, 2022, the Company charged $431,817 to stock based compensation expense, including $414,893 for stock options and $16,924 for stock awards. During the year ended December 31, 2021, the Company charged $63,826 to stock based compensation expense, including $29,694 for stock options and $34,132 for stock awards.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2022 and 2021 was $2,884,456 and $184,808, respectively. Aggregate intrinsic value represents the difference between the fair value of the Company’s stock on the last day of the fiscal period, which was $1.96 and $0.77 as of December 31, 2022 and 2021, respectively, and the exercise price multiplied by the number of options outstanding.

The Company valued warrants and options using the Black-Scholes valuation model utilizing the following variables:

	December 31,	December 31,
	2022	2021
Volatility	69.93-79.02%	57.90-75.78%
Dividends	$-	$-
Risk-free interest rates	1.47-4.35%	0.34-3.09%
Expected term (years)	2.77-6.15	5.00-6.16

Equity Distributions

Year ended December 31, 2022:

None.

Year ended December 31, 2021:

The Company charged the amount of $7,500 to additional paid-in capital representing a cash distribution to an investor.

14. Gain on Forgiveness of Debt

On January 25, 2021, the Company received notification of the forgiveness of the first PPP Loan in amount of $1,322,453, consisting of $1,312,500 of principal and $9,953 of interest. On October 26, 2021, the Company received notification of the forgiveness of the second PPP Loan in amount of $1,022,320, consisting of $1,014,122 of principal and $8,198 of interest. The total amount forgiven under both loans was $2,343,773; this amount is recorded as other income on the Company’s statement of operations for the twelve months ended December 31, 2021.

15. Employee Retention Tax Credit

On November 2, 2021 and November 9, 2021, the Company received an Employee Retention Tax Credit (“ERC”) from the U.S. Treasury in the amount of $326,674 and on November 23, 2021, the Company received a ERC in the amount of $511,208 for a total tax credit in the amount of $837,882. The cost of obtaining these credits was $100,745, and the net tax credit recorded on the Company’s statement of operations for the twelve months ended December 31, 2021 was $737,137.

16. Income Taxes

The provision for income taxes attributable to the Company consisted of the following for the year ended December 31, 2022 and 2021:

	Year Ended December 31,
Current:	2022	2021
U.S. federal income tax	$-	$-
State and local income tax	$-	$-
Foreign income tax	$-

Deferred:
U.S. federal income tax	$(584,800)	$(184,900)
State and local income tax	$(268,300)	$(135,200)
Foreign income tax	$-

Income tax provision	$(853,100)	$(320,100)

The effective tax rate for the year ended December 31, 2022 was 0.0%. A reconciliation of the statutory tax rate to the effective tax rate for the period presented is as follows:

	Year Ended December 31,
	2022	2021
Income tax expense at federal statutory rate	$(584,800)	$(184,900)
State and local taxes, net of federal benefit	$(268,300)	$(135,200)
Permanent differences	$-	$-
Stock-based compensation	$-
Valuation allowance	$853,100	$320,100
Total effective rate	0%	0%

Set forth below are the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities:

	Year Ended December 31,
	2022	2021
Deferred tax assets
Net operating loss carryforwards	$1,530,800	$517,600
Other, net	$(191,700)	$(31,600)
Subtotal	$1,339,100	$486,000
Valuation allowance	$(1,339,100)	$(486,000)
Total deferred tax assets	$-	$-

Deferred tax liabilities
Other, net	$--
Total deferred tax liabilities	$--
Net deferred tax (liabilities) assets

In assessing the realizability of deferred tax assets, the Company considers whether it is probable that some or all of the deferred tax assets will not be realized. In determining whether the deferred taxes are realizable, the Company considers the period of expiration of the tax asset, historical and projected taxable income, and tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances are provided to reduce the amounts of deferred tax assets to an amount that is more likely than not to be realized based on an assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts. As of December 31, 2022, the Company has recorded a valuation allowance against its deferred tax assets of $1,339,100, as management cannot conclude whether it is more likely than not that these deferred tax assets will be realized.

As of December 31, 2022, the Company has federal net operating losses of approximately $4.85 million. As of December 31, 2022, the Company has state net operating losses of approximately $5.79 million. The federal net operating losses carry forward indefinitely and state net operating losses begin to expire in 2040.

As of December 31, 2022, the Company has no significant unrecognized tax benefits and has not recorded interest and penalties related to uncertain tax positions.

The Company is subject to U.S. federal and state income taxes. The Company’s U.S. federal and state returns are open to examination for all periods ending December 31, 2020 and thereafter. However, to the extent allowed by law the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward and make adjustments up to the amount of the net operating loss or credit carry forward amount.

17. Commitments and Contingencies

In September 2019 there was an allegation of discrimination made by a former consultant. The Company vigorously denies any wrongdoing. See Note 12. The Company has recorded a liability in the amount of $650,000 on the balance sheet related to this matter. During the year ended December 31, 2022, the Company made payments against this liability in the amount of $587,500; the net liability in the amount of $62,500 remains accrued on the Company’s balance sheet at December 31, 2022.

In October 2019, there was an allegation of discrimination made by a former employee. The Company vigorously denies any wrongdoing. See Note 12. The Company has recorded a liability in the amount of $100,000 on the balance sheet related to this matter. During the year ended December 31, 2022, the Company made payments against this liability in the amount of $31,250; the net liability in the amount of $62,500 remains accrued on the Company’s balance sheet at December 31, 2022.

In June 2019, a former services provider of the Company filed a complaint in the amount of $1,442,441 for amounts due. See Note 12. The Company countersued for breach of agreement. The Company has recorded a liability in the amount of $1,582,652 on the balance sheet at December 31, 2022.

From time to time, the Company has become and may become involved in certain lawsuits and legal proceedings which arise in the ordinary course of business, or current or previous employees, or current or previous directors, or as a result of acquisitions and dispositions or other corporate activities. The Company intends to vigorously defend its positions. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our financial position or our business, and the outcome of these matters cannot be ultimately predicted.

18. Related Party Transactions

None other than as described in Note 11.

19. Subsequent Events

On January 30, 2023, the Company entered into a share exchange agreement, as amended and restated on February 17, 2023 (the “Share Exchange Agreement”) with Vado Corp., pursuant to which the Company’s shareholders agreed to exchange 19,363,959 shares of its issued and outstanding common stock in exchange for Vado Corp. common stock at a ratio of 8.75 shares of Vado Corp. common stock for each share of the Company’s common stock. Upon the closing of the Share Exchange Agreement, the Company’s shareholders received a total of 169,434,640 shares of Vado Corp. common stock, representing approximately 96% of the shares of Vado Corp. outstanding common stock after giving effect to such issuance. As a result of the closing, the Company became an approximately 96.6% owned subsidiary of Vado Corp., and the Company’s shareholders who participated in the share exchange became the holders of a total of 96% of the issued and outstanding shares of Vado Corp.

On January 31, 2023, the Company issued 193,426 shares of common stock at a price of $2.58 per share for cash proceeds of $500,000.

On February 7, 2023, in connection with the Zeta litigation described under “Legal Proceedings,” Socialcom borrowed $800,000 from Kahala19, LLC, an entity managed by Reeve Benaron, the Company’s Chairman and a principal shareholder, and issued the entity an $800,000 convertible promissory note. The note accrues interest at 7.25% per annum and matures in December 2024. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Company’s common stock at a conversion price of approximately $0.233 per share.

On April 14, 2023, the Company’s Board of Directors approved the exchange of (i) a total of 687,515 shares of Socialcom common stock held by Socialcom’s minority stockholders for a total of 6,015,756 shares of the Company’s common stock, (ii) a total of 2,525,976 Socialcom options for 22,102,290 corresponding Company options and (iii) a $800,000 Socialcom convertible promissory note for a corresponding convertible promissory note issued by the Company.

Up to 20,000,000 Shares of Common Stock, and up to 3,900,000 Bonus Shares of Common Stock

OFFERING CIRCULAR

Dalmore Group, LLC

                                               , 2023